02055380

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Vanteck (VRB) Technology Corp.

*CURRENT ADDRESS: Suite 1645 - 701 West Georgia St.
Vancouver, B.C. V7Y 1C6

PROCESSED
NOV 04 2002 P
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34688 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 10/23/02

82-34688

Documents filed in Accordance with the Canada Business Corporations Act

SCHEDULE "C"

DOCUMENTS FILED
WITH REGULATORY BODIES
FOR THE LAST FISCAL YEAR

SCHEDULE “C”

DOCUMENTS FILED
WITH REGULATORY BODIES
FOR THE LAST FISCAL YEAR

INDUSTRY CANADA
CANADA BUSINESS
CORPORATIONS ACT

FORM 22

ANNUAL RETURN
(Section 263)

1 Corporate Name And Office Address **Vanteck (VRB) Technology Corp.**	2 Corporation Number **211800-9**
Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2	3 Business Number 127473304
	4 Taxation Year End Y 2001 M 06 D 30

5 Main Types of Business:

Energy Storage Technology

6 Has There Been a Change of Directors? ☐ Yes ☑ No If Yes, Has a Form 6 Been: ☐ FILED ☐ ATTACHED	7 Has There Been a Change of Registered Office? ☐ Yes ☑ No If Yes, Has a Form 3 Been: ☐ Filed ☐ Attached
8 Date of Last Annual Meeting April 28, 2000	9 Does the Corporation "Distribute" its Securities to the Public? ☑ Yes ☐ No

10 Does the Corporation Have 15 or More Shareholders? ☑ Yes ☐ No

11 Does the Corporation have in place a unanimous shareholder agreement referred to in subsection 146(2) of the Act, that restricts, in whole or in part, the power of the directors to manage the business and affairs of the Corporation? ☐ Yes ☑ No

12 Jurisdicitons in which the Corporation is carrying on business:

Province / Territory	Address of the principal place of business or address for service
British Columbia	Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2

Signature	Title	Date	Telephone Number
[signature]	President / Director	OCT 12, 2001	(604) 633-4367

FOR DEPARTMENTAL USE ONLY

Date Received	Validation	Key code	Cheque	Amount

Industry Canada / Industrie Canada
Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 22 ANNUAL RETURN (section 263) / FORMULE 22 RAPPORT ANNUEL (article 263)

Filing for Year - Dépôt pour l'année: 2001

See Instructions on the Reverse Side - Voir les instructions au verso

1 -- Corporation Name and Registered Office Address - Dénomination sociale de la société et adresse du siège social

Vanteck (VRB) Technology Corp.

1650 - 999 West Hastings Street

(and mailing address, if different from that of registered office) - (ainsi que l'adresse postale si elle diffère de celle du siège social)

Vancouver BC V6C 2W2

2 -- Corporation No. - N° de la société: 211800-9

3 -- Business No. - N° d'entreprise: 12747 3304

4 -- Taxation Year End - Fin de l'année d'imposition: M 06 D 3[illegible]

5 -- Main Types of Business - Catégories principales d'activité commerciale

Electrochemical storage technology

6 -- Has there been a change of director(s)? Est-ce qu'il y a eu un changement d'administrateur(s) ?

☐ Yes - Oui ☒ No - Non

If yes, has Form 6 been: - Si oui, la formule 6 a-t-elle été : ☐ Filed - Déposée ☐ Attached - Annexée

7 -- Has there been a change of registered office? Est-ce qu'il y a eu un changement du siège social ?

☐ Yes - Oui ☒ No - Non

If yes, has Form 3 been: - Si oui, la formule 3 a-t-elle été : ☐ Filed - Déposée ☐ Attached - Annexée

8 -- Date of Last Annual Meeting / Date de la dernière assemblée annuelle: December 18, 2001

9 -- Is the Corporation a distributing corporation or a reporting issuer? La société est-elle une société ayant fait appel au public ou un émetteur assujetti ? ☒ Yes - Oui ☐ No - Non

10 -- If yes, does the corporation have more than 50 shareholders? Si oui, la société a-t-elle 50 actionnaires ou plus ? ☒ Yes - Oui ☐ No - Non

11 -- Does the Corporation have in place a unanimous shareholder agreement referred to in subsection 146(1) of the Act that restricts the powers of the directors? La société dispose-t-elle d'une convention unanime des actionnaires visée au paragraphe 146(1) de la Loi qui restreint les pouvoirs des administrateurs ? ☐ Yes - Oui ☒ No - Non

12 -- Jurisdictions in which the corporation is carrying on business - Provinces et territoires où la société exerce ses activités

Prov./Territory-Prov./Territoire	Address of the principal place of business or address for service - Adresse principale de la société ou adresse aux fins de significati[on]
British Columbia	1650 - 999 West Hastings Street, Vancouver, BC V6C 2W2

Date	Signature	Printed Name - Nom en lettres moulées	13 -- Capacity of - En qualité de
February 11, 2002	[signature]	Michael E. Iannacone	Director

FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTÈRE SEULEMENT

Date Received Date de réception	Validation	Key Code - Code clé	Cheque - Chèque	Amount - Montant

IC 2580 (2001/11)

Canada

Canada Business Corporations Act

Loi régissant les sociétés par actions de regime fédéral

Form 6
NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS
(Sections 106 and 113)

Formulaire 6
LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS
(Articles 106 et 113)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
n/a			

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address
Steven C. Kerr	Feb. 12, 2002	2970 West 37th Avenue, Vancouver, B.C. V6N 2T9

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
Rodney N. Duncan	4695 Caulfeild Drive, West Vancouver, B.C. V7W 1E9	Yes
Michael Iannacone	7639 Stanley Crescent, Burnaby, B.C. V5E 1J9	Yes
Peter A. Stedwell	41 Campbell Street, Glen Waverly, Victoria, Australia 3150	No
R. John Fraser	4 Muirfield Drive, Sunbury, Victoria, Australia	No

Date	Signature	Title
June 20, 2002	[signature]	President & CEO

DEPARTMENT ONLY

Filed

REÇU
RECEIVED 02/07/03
LSARF/CBCA

Canada Business Corporations Act

Loi régissant les sociétés par actions de regime fédéral

Form 6
NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS
(Sections 106 and 113)

Formulaire 6
LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS
(Articles 106 et 113)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
n/a			

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address
Rodney N. Duncan	March 26, 2002	4695 Caulfeild Drive, West Vancouver, B.C. V7W 1E9
Michael Iannacone	March 26, 2002	7639 Stanley Crescent, Burnaby, B.C. V5E 1J9

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
Peter A. Stedwell	41 Campbell Street, Glen Waverly, Victoria, Australia 3150	No
R. John Fraser	4 Muirfield Drive, Sunbury, Victoria, Australia	No
Donald Nicholson	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5	Yes
David McLauchlan	20 Page Street, Albert Park, Victoria, Australia 3206	No

Date	Signature	Title
JUNE 20, 2002	[signature]	PRESIDENT & CEO

DEPARTMENT ONLY

Filed

REÇU
RECEIVED 02/07/02
LSARF/CBCA

A/007619000/12361.1

Canada Business Corporations Act	Loi régissant les sociétés par actions de regime fédéral	Form 6 **NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS** (Sections 106 and 113)	Formulaire 6 **LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS** (Articles 106 et 113)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
Donald Nicholson	March 25, 2002	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5	Yes
David McLauchlan	March 25, 2002	20 Page Street, Albert Park, Victoria, Australia 3206	No

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address
n/a		

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
Rodney N. Duncan	4695 Caulfeild Drive, West Vancouver, B.C. V7W 1E9	Yes
Michael Iannacone	7639 Stanley Crescent, Burnaby, B.C. V5E 1J9	Yes
Peter A. Stedwell	41 Campbell Street, Glen Waverly, Victoria, Australia 3150	No
R. John Fraser	4 Muirfield Drive, Sunbury, Victoria, Australia	No
Donald Nicholson	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5	Yes
David McLauchlan	20 Page Street, Albert Park, Victoria, Australia 3206	No

Date	Signature	Title
JUNE 20, 2002	[signature]	PRESIDENT & CEO

DEPARTMENT ONLY

REÇU
RECEIVED 02/07/02
LSARF/CBCA

Filed

A/007619000/12352.1

Canada Business Corporations Act	Loi régissant les sociétés par actions de regime fédéral	Form 3 **NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF REGISTERED OFFICE** (Section 19)	Formulaire 3 **AVIS DE DÉSIGNATION OU DE CHANGEMENT DU SIÉGE SOCIAL** (Article 19)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. Place in Canada where the registered office is situated:

Anfield Sujir Kennedy & Durno

4. Address of registered office:

1600 –609 Granville Street
P.O. Box 10068, Pacific Centre
Vancouver, British Columbia
V7Y 1C3

CAUTION: Address of registered office must be within place specified in articles, otherwise an amendment is required (Form 4) in addition to this form.

5. Effective date of change:	6. Previous address of registered office:
March 26, 2002	1650 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2

June 20, 2002 — Date

[signature] — Signature

PRESIDENT & CEO — Title

DEPARTMENT ONLY

Filed

REÇU
RECEIVED 02/07/02
LSARF/CBCA

A/007619000/12342.1

Canada Business Corporations Act	Loi régissant les sociétés par actions de regime fédéral	Form 6 **NOTICE OF DIRECTOR OR NOTICE OF CHANGE OF DIRECTORS** (Sections 106 and 113)	Formulaire 6 **LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS** (Articles 106 et 113)

1. Name of Corporation:	2. Corporation No.:
VANTECK (VRB) TECHNOLOGY CORP.	211800-9

3. The following persons became directors of this corporation:

Name	Effective date	Residential address	Resident Canadian-Y/N
N/A			

4. The following persons ceased to be directors of this corporation:

Name	Effective date	Residential address
Peter Stedwell	July 31, 2002	41 Campbell Street, Glen Waverly, Victoria, Australia 3150

5.– The directors of this corporation now are:

Name	Residential address	Resident Canadian-Y/N
R. John Fraser	4 Muirfield Drive, Sunbury, Victoria, Australia	No
Donald Nicholson	Suite 1602 – 1228 West Hastings Street, Vancouver, B.C. V6E 4S5	Yes
David McLauchlan	20 Page Street, Albert Park, Victoria, Australia 3206	No

Date AUGUST 2, 2002 Signature [signature] Title CHIEF FINANCIAL OFFICER

DEPARTMENT ONLY

Filed

A/007619000/12352.1

Documents filed with the British Columbia Securities Commission

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

June 11, 2001

NEWS RELEASE

VANTECK TO MAKE A TAKEOVER OFFER FOR PINNACLE VRB LIMITED

Vanteck (VRB) Technology Corp. (the "Company") reports that subject to Australian and Canadian regulatory compliance theCompany has filed with the Australian Stock Exchange ("ASX") and with the Directors of Pinnacle VRB Limited ("Pinnacle") an announcement that the company intends to make a takeover offer for all of the issued shares in Pinnacle. Pinnacle is ASX listed (ASX symbol "PCE") and holds the Intellectual Property rights to the All Vanadium Redox Battery ("VRB") technology subject to certain licences.

Terms

The offer will be one (1) share in Vanteck for every four (4) shares in Pinnacle. Based on the closing price of Vanteck shares on Monday June 11, 2001 of C $2.74 (or approximately A $3.51 using current exchange rates of CDN/AUS dollar @ $0.78), the offer:

- Values Pinnacle shares at equivalent to A $0.88
- Represents a premium of 54 % to Pinnacle's closing price of A $0.57 on the last Pinnacle trading day before this announcement which was Friday, June 8, 2001.

No conditions

The offer will be unconditional.

Current shareholding

Vanteck currently holds approximately 19.9% of Pinnacle shares. Vanteck itself is owned approximately 49% by Federation Group Limited, a company listed on the ASX, which holds approximately 337,503 shares in Pinnacle in its own right.

The Company has retained Freehills, Melbourne as its legal counsel. Vanteck expects to serve its bidder's statement on Pinnacle within the next fortnight. The offer will then remain open for a period of approximately one month, unless extended.

The Company will form a committee of its independent Directors and a third party fairness opinion will be sought.

.../2

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

June 20, 2001

NEWS RELEASE

UPDATE SOUTH AFRICAN VRB-VESS TRIAL

Vanteck (VRB) Technology Corp. (the "Company") provides the following update on the status of the Vanadium Redox Battery ("VRB") – Vanadium Energy Storage System ("VESS") that will be trialed by TSI/Eskom of South Africa;

- all site civil works (excavation, footings, concrete, steelworks, roof, etc.) for the VRB-VESS stand-alone two level, open decks 5m X 8m by 4.5m high housing structure is completed (cell stacks upper deck electrolyte storage balance of system lower deck)
- cell stacks, tanks, pumps and ancillary balance of system components have been installed. Initial flushing of the VRB-VESS system is scheduled for the week commencing June 25, 2001
- the electronic integration and software installation is in progress and is scheduled to be completed during the week commencing June 25, 2001
- the Vanadium electrolyte required for the system has been produced in South Africa by Vanteck/Highveld Steel and Vanadium Corporation
- commissioning of the VRB-VESS system is scheduled to commence during the first week of July, 2001.

The TSI/Eskom VRB/VESS system is the first and largest system to be independently engineered, assembled, installed and commissioned outside of Japan and will be the first independent large-scale commercial trial of the VRB/VESS technology outside of Japan. The VRB/VESS is emerging as a strong energy storage system for distributed power architectures.

The TSI/Eskom system is a 250 kW/520 kWh VRB unit designed to show the versatile configuration and operation of VESS demonstrating applications ranging from sub-second Uninterruptible Power Supply ("UPS") ride-through capabilities through to power quality and emergency power back-up.

The general specification of the TSI-Eskom system is summarized as follows;

Parameter	Specification
AC output line	380V 3 phase
Rated power	250kVA
Operational run-time	2 hour
DC line voltage	Nominal 700V
DC voltage range	650V – 850V
Max DC current	400A

.../2

Project coordination is being provided by Vanteck's primary technical consultants Telepower Australia.

As part of Vanteck's commercialization strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported (see News Release dated August 11, 2000), has entered into a tripartite Heads of Agreement with TSI – Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is a significant producer of vanadium. (The Company, as reported by its April 26, 2000 News Release, has a separate alliance agreement with Highveld)

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage co-operation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery (VRB)/Vanadium Energy Storage System (VESS) (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and African market for which TSI operates and (iii) providing a framework for the parties to bring together their particular strengths as well as their technical and operational resources with respect to the commercialization of the VRB technology.

Pinnacle VRB Limited ("Pinnacle") an Australian Stock Exchange ("ASX") listed company holds the Intellectual Property rights to the VRB technology subject to certain Licences and Agreements. Vanteck is Pinnacle's largest individual shareholder at 19.99%. Vanteck announced by news release dated June 11, 2001 that the Company intends to make an unconditional share exchange offer for all of the issued shares in Pinnacle. The bid documents are under preparation; see Vanteck News Release June 11, 2001.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 3, 2001

NEWS RELEASE

1. Vanteck's unconditional 1 for 4 Offer for Pinnacle VRB Limited

Vanteck (VRB) Technology Corp. (the "Company") reports that it lodged its bidder's statement and Offer document for the Company's unconditional 1 for 4 all share takeover offer for all of Pinnacle VRB Limited ("Pinnacle") ordinary shares with the Australian Securities and Investment Commission ("ASIC") on July 20, 2001 and the document was mailed to Pinnacle shareholders on Wednesday August 1, 2001. The Company also reports that it received Australian Foreign Investment Review Board ("FIRB") approval for the takeover on July 23, 2001. The transaction has also been conditionally accepted by the CDNX on August 2, 2001.

Pinnacle is ASX listed (ASX symbol"PCE") and holds the Intellectual Property rights to the Vanadium Redox Battery ("VRB") technology subject to certain licences. Vanteck, prior to initiating its bid, held approximately 19.9% of Pinnacle's ordinary shares.

2. Vanteck participates in EPRI's Conference for Emerging Distributed Resources Companies.

The Company is pleased to report that a technical paper on the VRB and Vanteck's Vanadium Energy Storage System ("VESS") was presented at the second forum for emerging distributed resource companies sponsored by the Electric Power Research Institute ("EPRI") in San Francisco on July 25-26, 2001. EPRI is a privately funded think tank and an independent research organization employed by more than 700 North American power utilities and 130 International power companies in 40 countries. EPRI also has a global network of alliances and is a leader in alternative energy options. Vanteck was one of thirteen companies selected to present and the only electrochemical energy storage company. Significant and specific interest in the VRB-VESS technology was shown in the conference break-out session.

3. Update South African VRB-VESS Trial

Vanteck is currently completing the commissioning of the VRB-VESS 250 kW/520 kWh system situated in Cape Town for TSI/Eskom, South Africa. Commissioning was delayed during July pending delivery by TSI/Eskom of their 250 KVA shunt connected Dynamic Power Quality Compensator ("DPQC"). Vanteck's primary technical consultants Telepower Australia were back on site July 22, 2001. The DPQC is now installed, pressure testing and flushing of the VRB-VESS system is in progress prior to full commissioning.

The TSI/Eskom VRB/VESS system is the first and largest system to be independently engineered, assembled, installed and commissioned outside of Japan and will be the first independent large-scale commercial trial of the VRB/VESS technology outside of Japan. The VRB/VESS is emerging as a strong energy storage system for distributed power architectures.

.../2

The TSI/Eskom system is designed to show the versatile configuration and operation of VESS demonstrating applications ranging from sub-second Uninterruptible Power Supply ("UPS") ride-through capabilities through to power quality and emergency power back-up.

The general specification of the TSI-Eskom system is summarized as follows;

Parameter	Specification
AC output line	380V 3 phase
Rated power	250kVA
Operational run-time	2 hour
DC line voltage	Nominal 700V
DC voltage range	650V – 850V
Max DC current	400A

As part of Vanteck's commercialization strategy for the VRB technology in South Africa and the African market where Vanteck holds all right, title and interest to the VRB technology, Vanteck, as previously reported (see News Release dated August 11, 2000), has a tripartite Heads of Agreement with TSI – Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is a significant producer of vanadium. The Company, as previ ously reported has a separate alliance agreement with Highveld.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements which amounts to more than half of the electricity generated on the African continent.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's VRB-VESS (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and African market for which TSI operates and (iii) providing a framework for the parties to bring together their particular strengths as well as their technical and operational resources with respect to the commercialization of the VRB-VESS technology.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 10, 2001

NEWS RELEASE

VANTECK'S 250 KW – 520 KWH VRB-VESS SUCCESSFULLY INSTALLED AND COMMISSIONED IN SOUTH AFRICA

Vanteck (VRB) Technology Corp. (the "Company") advises the successful completion of the installation and commissioning of a 250 kW – 520 kWh Vanadium Redox Battery ("VRB") – Vanadium Energy Storage System ("VESS") at the University of Stellenbosch, Cape Town, South Africa for TSI/Eskom of South Africa. The TSI/Eskom VRB-VESS system is the first and largest industrial scale system outside of Japan. Vanteck is pleased to report a trouble free and time-efficient engineering effort.

The engineering, assembly, installation and commissioning of the TSI-Eskom system was carried out by Vanteck in association with its primary technical consultants, Telepower Australia. In keeping with Vanteck's business strategy of reducing the VRB and VESS to core components and developing low-cost supply paths for each element in order to meet baseline cost targets through aggregation, system components for the TSI-Eskom VRB-VESS system were obtained from various sources reflecting an international effort to commercialize the technology. The cell stacks were purchased from Sumitomo Electric Industries. Six 42 kW, 100-cell stacks were used. Vanteck/Highveld Steel and Vanadium produced the electrolyte in South Africa at an electrolyte pilot plant established in Highveld's Witbank facilities to a purity level specified by the stack manufacturer. Vanteck/Highveld can implement and scale up bulk vanadium electrolyte manufacture going forward Eskom's 250 KVA shunt connected Dynamic Power Quality Compensator (DPQC-P-250) was used as the PCS bi-directional inverter. Proprietary VESS hardware and software was provided by Vanteck/Telepower. VESS is a proprietary advancement of the basic VRB developed by Vanteck/Telepower. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. A local South African engineering firm carried out the civil works.

After the current phase of verification and calibration of the interface between Vanteck's VESS and Eskom's PCS equipment and subsequent benchmarking of system performance, a program designed to demonstrate a number of power quality applications is to commence. The TSI-Eskom system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second UPS ride-through capability through to power quality and emergency power back-up.

.../2

The general specification of the TSI-Eskom VRB-VESS system is summarized as follows;

Parameter	Specification
AC output line	380V 3 phase
Rated power	250kVA
Operational run-time	2 hour
DC line voltage	Nominal 700V
DC voltage range	650V – 850V
Max DC current	400A

As part of Vanteck's commercialization strategy for the VRB technology in South Africa and the African market where Vanteck holds all right, title and interest to the VRB technology, Vanteck, as previously reported (see News Release dated August 11, 2000), has a tripartite Heads of Agreement with TSI – Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is a significant producer of vanadium. The Company, as previously reported has a separate alliance agreement with Highveld.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements which amounts to more than half of the electricity generated on the African continent.

Pinnacle VRB Limited ("Pinnacle") an Australian Stock Exchange ("ASX") listed company holds the Intellectual Property rights to the VRB technology subject to certain Licences and Agreements. Vanteck has made an unconditional share offer (1 Vanteck share for every 4 Pinnacle shares) for all of the issued shares in Pinnacle. Vanteck Bidder's Statement was lodged with the ASIC on July 23, 2001 and the Offer date is July 30, 2001. Prior to Vanteck's share bid Vanteck held a 19.94% interest in Pinnacle and is Pinnacle's largest individual shareholder.

The VRB is a new cost efficient electrochemical redox flow battery that stores electricity in bulk with unique advantages that allow for totally new approaches to energy packaging and utilization.

The completion of the TSI-Eskom VRB-VESS installation and commissioning is an important milestone in Vanteck's aggressive program to commercialize energy storage based on VRB technology. Vanteck looks forward to reporting results of the TSI-Eskom demonstration trials as they become available.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 22, 2001

NEWS RELEASE

1. VANTECK'S SUCCESSFUL START TO IT'S TAKEOVER BID FOR PINNACLE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 15,276,602 shares or 27.902% based on current processed acceptances as at Monday at 5:00 p.m. August 21, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on September 7, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The company will update shareholders as further acceptances are processed.

2. VANTECK CALLS A MEETING TO RESTRUCTURE THE PINNACLE BOARD.

On 20 August 2001, Vanteck notified Pinnacle that it was convening an Extraordinary General Meeting under section 249F of the *Corporations Act*.

This section provides that shareholders of a company may call, and arrange to hold, a general meeting. Under this section, the shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Pinnacle board is factionalised and divided by infighting, which is limiting Pinnacle's ability to create value from the Vanadium Redox Battery ("VRB") patents that it holds.

As Pinnacle's largest shareholder, Vanteck is now taking decisive action to end this unsatisfactory situation by calling a Pinnacle general meeting, at no cost to Pinnacle, to remove Mr David Pethard and Mr Peter Williams as directors of Pinnacle, and appoint Mr John Fraser, the Chairman of Vanteck's major shareholder, Federation Group Limited, and Mr Rodney Duncan, President of Vanteck, as Pinnacle directors in their place.

Implementing this restructure of the Pinnacle board will allow Vanteck and Pinnacle to progress the commercialisation of the VRB technology in a unified and coordinated manner, free from the distractions of boardroom instability. As and when appropriate the Board will be changed to reflect the requirements and skill sets needed.

The meeting is scheduled to be held on 1 October 2001.

In order to allow Vanteck to concentrate exclusively on its takeover bid for Pinnacle, and prevent further Pinnacle board infighting before the October 1, 2001 general meeting, the Vanteck nominees to the board of Pinnacle (John Fraser, David Lenigas, Dr. John Hawkins and Rodney Duncan) notified Pinnacle prior to the start of the August 20, 2001 Pinnacle general meeting that they would not seek re-election

Until the Pinnacle general meeting called by Vanteck is held on 1 October 2001, the Pinnacle board are legally required to act as caretaker directors, and not to make fundamental or significant decisions that would affect future options available to Pinnacle.

In this regard the Company's Australian lawyers have put the Board of Pinnacle on notice that the Company considers the following to be of "fundamental or significant" decisions in relation to Pinnacle:

?? any share allotment or placement;
?? making a takeover offer for another company or soliciting a takeover offer;
?? the alteration of any commercial arrangements with a current partner, joint-venturer, supplier, or licensee of Pinnacle or the VRB Technology;
?? entering into any new transaction granting a right, licence or other interest in the VRB Technology;
?? entering into any new joint-venture, partnership or like agreement regarding the development of the VRB Technology;
?? entering any agreement regarding the management of the company;
?? appointing to the Board of Pinnacle any directors other than those approved by Vanteck; or
?? entering any transaction not within the ordinary course of the day to day business of the company.

Should any of the above occur, the Company has instructed its lawyers to immediately instigate court action seeking an injunction preventing Pinnacle from undertaking the action and **seek compensation from each director, personally, for any loss or damage caused to Vanteck.**

3. VANTECK WITHDRAWS FROM VANTECK TRANSACTION

In March 2000, Vanteck entered into an agreement with Pinnacle granting it the sole and exclusive right to promote, develop, market, sell, own as licensee, manufacture and utilise Pinnacle's VRB technology in the Americas.

In consideration for this licensing arrangement, Vanteck agreed to provide Pinnacle 19.99% of Vanteck's issued share capital, together with certain royalty payments and rights to equity in future projects.

Given the success to date of its takeover bid for Pinnacle, Vanteck does not want to pay for the same asset twice, so has withdrawn from the Vanteck transaction.

Vanteck notified Pinnacle that it no longer wished to be bound by the Vanteck Transaction on the morning of Saturday August 18, 2001. Pinnacle's lawyers confirmed, before the notice was provided, that Vanteck would not be bound by the Vanteck Transaction upon providing such a notice 48 hours before the Pinnacle general meeting.

4. VANTECK'S ONGOING AMERICAS COMMERCIALISATION STRATEGY

As previously reported the company presented a technical paper on the VRB and the Company's proprietary Vanadium Energy Storage System ("VESS") at the second forum for emerging distributed power resource companies sponsored by the Electric Power Research Institute ("EPRI") in San Francisco on July 25-26, 2001. EPRI is a privately funded think tank and an independent research organization employed by more than 700 North American power utilities and 130 International power companies in 40 countries. EPRI also has a global network of alliances and is a leader in alternative energy options. Vanteck was one of thirteen companies selected to present and the only electrochemical energy storage company. Significant and specific interest in the VRB-VESS technology was shown in the conference break-out session.

Prior to the EPRI Conference and since the conference Vanteck has entered into confidentiality agreements with a number of large US utilities/organisations and discussions with respect to progressing the four so called non exclusive Americas carve out transactions previously granted to Vanteck have significantly progressed. Announcements in this regard will be made shortly.

The Americas carve out transactions form part of the Company's business model and value strategy of promoting and building out an overall energy storage industry utilising VRB-VESS technology starting with the utility sector. The company's business model is based on developing key strategic alliances with

partners capable of adding to the value stream. To meet critically important competitive market cost targets for the VRB-VESS technology Vanteck's commercialization approach is to break the key component elements of the technology into its constituent parts and develop low cost supply paths for each element. The Company's product model is a simple modular approach where mass production of standardised components drive the primary costs through strategic alliances and key OEM supply arrangements. This strategy has already been implemented by the Company for the African market place where the Company holds all right title and interest to exploit the VRB technology and where the Company has recently completed the successful installation and commissioning in Cape Town of a 250 kW – 520 kWh VRB-VESS system for TSI-Eskom of South Africa (Eskom is the South African national power utility; see Vanteck News Release dated August 10, 2001)..

The Company plans to use the same general integration and strategic alliance model as a cornerstone for commercialisation of the technology in the Americas. In this regard the Company can utilise its existing South African strategic relationships for purposes of advancing its low cost component supply paths for each core component of the technology. For example the company, in association with its alliance partner Highveld Steel and Vanadium Corporation Limited of South Africa (Highveld) can scale up the production of low impurity/high quality vanadium electrolyte either in South Africa for the South African/African market and/or other jurisdictions going forward. Removing the vanadium commodity supply risk gives commercial certainty in having VRB electrolyte (fuel) which is the key factor going forward.

The Americas "carve outs" represent a part of the Company's carefully considered plan of strategic technical trials based on a risk assessment approach aimed at securing the required technical and engineering acceptance of the technology. Strategic technical acceptance is a precursor to having the technology adopted and fully commercialized. In this respect the Company's value proposition for the technology is to offer the VRB-VESS as a product-based solution with two modes of commerce; i.e. utilities seeking specific solutions as value-added services for their own customer base and end-users seeking specific solutions independent of their electricity supplier.

Vanteck is confident that Pinnacle and Vanteck working together to implement Vanteck's existing acceptance, adoption and commercialisation business plan for the VRB Technology will maximise the benefits of the VRB Technology for both Pinnacle and Vanteck. Vanteck intends to continue to implement this strategy, and to reach new arrangements with Pinnacle to ensure this strategy succeeds as soon as practicable.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 23, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 15,466,912 shares or 28.2% based on current processed acceptances as at 5:00 p.m. August 23, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on September 7, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 27, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 16,419,603 shares or 29.37% based on current processed acceptances as at 5:00 p.m. August 27, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on September 7, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 28, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 17,050,988 shares or 30.5% based on current processed acceptances as at 5:00 p.m. August 28, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on September 7, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

August 30, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 17,349,249 shares or 31.06% based on current processed acceptances as at 5:00 p.m. August 30, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on September 7, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 6, 2001

NEWS RELEASE

VANTECK ANNOUNCES ITS INTENTION TO LIST ON ASX

Vanteck (VRB) Technology Corp. ("Vanteck") announces its intention to list, and seek quotation of its securities, on the Australian Stock Exchange ("ASX").

Vanteck announced a takeover bid for Pinnacle VRB Limited ("Pinnacle"), an ASX listed company, on 12 June 2001, under which Vanteck offered 1 Vanteck Share for every 4 Pinnacle shares as an unconditional scrip offer. Vanteck lodged its Bidder's Statement with the Australian Securities and Investment Commission on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001.

Prior to the Offer Vanteck held 10,938,188 Pinnacle shares, representing 19.94% of Pinnacle, and continues to be Pinnacle's largest shareholder. As at 5pm on 6 September 2001 (Melbourne time), Vanteck had a relevant interest in 18,169,439 Pinnacle shares, representing 32.34% of Pinnacle. Vanteck will update shareholders as further acceptances are processed.

As a result of the number of acceptances into its bid, Vanteck now has a significantly increased number of Australian shareholders. The Vanteck Board has decided that it is in the best interests of Vanteck to seek a listing on the Australian Stock Exchange. Vanteck's bid for Pinnacle is not conditional on becoming listed on ASX.

Vanteck has not yet formally applied to ASX for listing and quotation of its securities. Once Vanteck formally applies, ASX has an absolute discretion concerning the listing of a company and the quotation of its securities.

Vanteck intends to formally apply for admission to the ASX in the near future. Vanteck will make further announcements to both CDNX and ASX as its listing application progresses.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 7, 2001

NEWS RELEASE

VANTECK EXTENDS ITS BID FOR PINNACLE

Vanteck (VRB) Technology Corp. ("Vanteck") reports that it has given notice as required by applicable Canadian securities laws and by section 650D of the Corporations Act to the Australian Securities and Investment Commission ("ASIC") that:

(a) Vanteck proposes to vary the takeover offers dated 30 July 2001 for all of the ordinary shares in Pinnacle VRB Limited (Pinnacle) by extending the period during which the offers will remain open so that they will now close at 7.00pm (Melbourne time) on 21 September 2001; and

(b) the offers are varied by replacing "21 September 2001" for "7 September 2001" in clause 10.3 of the offer and under the "Important Dates", "President's Letter" and the "Summary of Vanteck's Offer" sections.

No other modification of the Bidder's Statement relating to the offers is necessary having regard to the above variation.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 7, 2001

AMENDED NEWS RELEASE

VANTECK EXTENDS ITS BID FOR PINNACLE

Vanteck (VRB) Technology Corp. ("Vanteck") reports that it has given notice as required by applicable Canadian securities laws and by section 650D of the Corporations Act to the Australian Securities and Investment Commission ("ASIC") that:

(a) Vanteck proposes to vary the takeover offers dated 30 July 2001 for all of the ordinary shares in Pinnacle VRB Limited (Pinnacle) by extending the period during which the offers will remain open so that they will now close at 7.00pm (Melbourne time) on 21 September 2001; and

(b) the offers are varied by replacing "21 September 2001" for "7 September 2001" in clause 10.3 of the offer and under the "Important Dates", "President's Letter" and the "Summary of Vanteck's Offer" sections.

No other modification of the Bidder's Statement relating to the offers is necessary having regard to the above variation.

Vanteck also reports that it has made an MRRS application in British Columbia, Alberta and Ontario with British Columbia being the principal regulator for an order granting an exemption from the Take Over Bid Requirements in respect of the Offer during the Extension. Should the order be granted then the statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities would not apply to Pinnacle Ordinary shares tendered subsequent to September 7, 2001.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 12, 2001

NEWS RELEASE

Vanteck (VRB) Technology Corp. ("Vanteck") reports that the British Columbia Securities Commission ("BCSC") as the principal regulator under an MRRS application filed in British Columbia, Alberta and Ontario has, on September 11, 2001 issued an order exempting the Company from the Take Over Bid Requirements in respect of the Company's unconditional share offer to acquire all the securities of Pinnacle VRB Limited, an Australian ASX listed Company during the extension of the Company's bid. The affect of the order is that the statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the Right to Withdraw tendered securities will now not apply to Pinnacle Ordinary shares tendered subsequent to September 7, 2001.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 21, 2001

NEWS RELEASE

VANTECK EXTENDS ITS BID FOR PINNACLE

Vanteck (VRB) Technology Corp. ("Vanteck") reports that it has given notice as required by applicable Canadian securities laws and by section 650D of the Corporations Act to the Australian Securities and Investment Commission ("ASIC") that:

(a) Vanteck proposes to vary the takeover offers dated 30 July 2001 for all of the ordinary shares in Pinnacle VRB Limited (Pinnacle) by extending the period during which the offers will remain open so that they will now close at 4:00pm (Melbourne time) on October 12, 2001; and

(b) the offers are varied by replacing "12 October 2001" for "21September 2001" in clause 10.3 of the offer and under the "Important Dates", "President's Letter" and the "Summary of Vanteck's Offer" sections.

No other modification of the Bidder's Statement relating to the offers is necessary having regard to the above variation.

Vanteck also reports that it has made a further MRRS application in British Columbia, Alberta and Ontario with British Columbia being the principal regulator for an order amending an order of the Decision Makers made September 11, 2001 which granted an exemption from the Take Over Bid Requirements in respect of the Offer during the Extension. Should the new order be granted then the statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities would not apply to Pinnacle Ordinary shares tendered from the effective date of the order.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 24, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 20,079,067 shares or 35.38% based on current processed acceptances as at 500 p.m. September 24, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on October 12, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

September 25, 2001

NEWS RELEASE

VANTECK'S 250 KW – 520 KWH VRB-VESS INSTALLATION IN SOUTH AFRICA - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that the scheduled commissioning phase of the 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS") at the University of Stellenbosch, Cape Town, South Africa for TSI/Eskom of South Africa is now completed and the VESS is working as expected.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia the Company's primary technical consultants. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up.

The DC behaviour of the VRB has been measured, and the system performance characteristics will be presented at the 21st International Telecommunication Energy Conference (INTELEC 2001) in Edinburgh, Scotland in mid-October, 2001.

The interfacing of the Vanteck/Telepower VESS with Eskom's new programmable inverter technology known generically as DPQC – Dynamic Power Quality Compensator - has also been completed, and Vanteck can remotely control the operation of the system. Eskom is completing their own tests and procedures verifying the full functionality of software changes to the DPQC to accommodate the multi-mode operation of the VESS. Eskom's DPQC is a multi-function high efficiency shunt connected converter which provides power quality compensation for many applications.

Vanteck is scheduled to meet with Eskom in October, 2001 to sign-off on the Phase II performance test regime and the Phase III application demonstration schedule.

The VRB is a new cost efficient electrochemical redox flow battery that stores electricity in bulk with unique advantages that allow for totally new approaches to energy packaging and utilization. The VRB/VESS is emerging as a strong energy storage system for distributed power architectures. The TSI/Eskom VRB/VESS system is the first and largest industrial scale system outside of Japan.

Pinnacle VRB Limited ("Pinnacle") an Australian Stock Exchange ("ASX") listed company holds the Intellectual Property rights to the VRB technology subject to certain Licences and Agreements. Vanteck has made an unconditional share offer (1 Vanteck share for every 4 Pinnacle shares) for all of the issued shares in Pinnacle. Vanteck Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and the Offer date is July 30, 2001. Prior to Vanteck's share bid Vanteck held a 19.94% interest in Pinnacle and is Pinnacle's largest individual shareholder.

On September 21, 2001, through a separate news release, the Company extended the period during which the Offer will remain open from September 21, 2001 to 4:00 p.m. (Melbourne time) October 12, 2001. Vanteck currently holds a voting power in Pinnacle of approximately 35.38%, as a result of the Company's takeover bid.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 4, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 21,813,648 shares or 38.33% based on current processed acceptances as at 5:00 p.m. October 4, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. The company's Offer expires on October 12, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%) and continues to be Pinnacle's largest shareholder. The Company will update shareholders as further acceptances are processed.

The Company has received notification P.M. Thursday September 27, 2001 (Melbourne time) of a decision by the Corporations and Securities Panel in Australia that the Company should consent to the withdrawal of acceptances, totalling approximately 1.7 million shares, that were accepted into the Company's takeover bid on 24 September 2001. The Company notes that these disputed acceptances are included in the above figures, and that the Company will be appealing this decision if it is required to consent to withdrawal of the particular shares concerned.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 11, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 27,958,982 shares or 49.13% based on current processed acceptances as at 5:00 p.m. October 11, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%). The Company will update shareholders as further acceptances are processed.

The Company received notification on October 4, 2001 (Melbourne time) of a decision by the Corporations and Securities Panel ("CSP") in Australia that the Company should consent to the withdrawal of acceptances, totalling approximately 1.7 million shares, that were accepted into the Company's takeover bid on 24 September 2001. The Company notes that these disputed acceptances are included in the above figures, and that the Company is appealing this decision.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 12, 2001

NEWS RELEASE

VANTECK EXTENDS ITS BID FOR PINNACLE

Vanteck (VRB) Technology Corp. ("Vanteck") reports that it has lodged with the Australian Securities and Investment Commission ("ASIC") under Section 650 D of the Australian Corporations Act that;

(a) Vanteck proposes to vary the takeover offers dated 30 July 2001 for all of the ordinary shares in Pinnacle VRB Limited (Pinnacle) by extending the period during which the offers will remain open so that they will now close at 7:00 pm (Melbourne time) on 19 October 2001; and

(b) the offers are varied by replacing "19 October 2001" for "12 October 2001" in clause 10.3 of the offer and under the "Important Dates", "President's Letter" and the "Summary of Vanteck's Offer" sections.

No other modification of the Bidder's Statement relating to the offers is necessary having regard to the above variation.

Vanteck also reports that it has received an order of the Securities Commissions of British Columbia, Alberta and Ontario (the "Decision Makers") amending an order of the Decision Makers made September 11, 2001 which granted an exemption from the Take Over Bid Requirements in respect of the offers. The effect of the new order is that the statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities does not apply to Pinnacle Ordinary shares tendered.

For further information on the Vanadium Redox Battery ("VRB"), or Vanteck's takeover bid for Pinnacle, please visit the company's website at www.vanteckvrb.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 15, 2001

NEWS RELEASE

VANTECK'S TAKEOVER BID FOR PINNACLE - UPDATE

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 28,430,813 shares or 49.96% based on current processed acceptances as at 5:00 p.m. October 15, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. The Company's Bidder's Statement was lodged with the Australian Securities and Investment Commission ("ASIC") on July 23, 2001 and distributed to Pinnacle shareholders on August 2, 2001. Prior to the Offer the Company held 10,938,188 Pinnacle shares (19.94%). The Company's offer expires on Friday October 19, 2001 at 7:00 p.m. (Melbourne time). The Company will update shareholders as further acceptances are processed.

The Company received notification on October 4, 2001 (Melbourne time) of a decision by the Corporations and Securities Panel ("CSP") in Australia that the Company should consent to the withdrawal of acceptances, totalling approximately 1.7 million shares, that were accepted into the Company's takeover bid on 24 September 2001. The Company notes that these disputed acceptances are included in the above figures, and that the Company is appealing this decision.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 18, 2001

NEWS RELEASE

VANTECK/PINNACLE TAKEOVER STATUS – ACCEPTANCES REACH 54.83%

1. Vanteck's shareholding in Pinnacle

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 31,200,119 shares or 54.83% based on current processed acceptances as at 5:00 p.m. October 18, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. This percentage is after deducting 3.1% of disputed acceptances that were deleted from the acceptance register yesterday.

2. Discussion and Clarification of Recent Australian Takeovers Panel Decisions

On September 7, 2001 Vanteck announced via a news release its intention to list and seek quotation of its securities, on the ASX.

As a consequence of Vanteck announcing a qualified intention to list on the ASX the Australian Takeovers Panel has taken the position that this could be construed as an inducement. Consequently Vanteck must now offer to all Pinnacle shareholders who accepted its bid on or after 7 September 2001 and before 22 October 2001 ("Relevant Shareholders" – of which there are approximately 30 representing only some 3.6% of Pinnacle as at 18 October) the right to withdraw their acceptance of Vanteck's takeover bid. This withdrawal right will remain open for one month or until such time as the Relevant Shareholders confirm to Vanteck that the right of withdrawal will not be exercised.

McKenzie Bay International and another Relevant Shareholder have already confirmed that they will not exercise their withdrawal rights. Vanteck is anticipating further confirmations prior to the Pinnacle's General Meeting scheduled for next Monday and prior to the closing of the bid. Although Vanteck intends to proceed with its ASX listing application, there is no guarantee that Vanteck's shares will be listed on the ASX and shareholders who are considering accepting Vanteck's bid should not assume or expect that Vanteck's shares will be listed on ASX. Shareholders who accept Vanteck's bid on or after 22 October will not be able to withdraw their acceptance, even if an ASX listing is not achieved. As Vanteck's voting power in Pinnacle has now passed 50% the Company's bid has been automatically extended in accordance with section 624(2) of the Australian Corporations Act, and is presently due to close at 7:00 p.m. (Melbourne time) on Thursday, 1 November 2001.

However the Takeovers Panel has taken the view that Vanteck must extend the offer period for its bid until 7 days before Vanteck's shares are admitted to quotation on the ASX or until the quotation application is withdrawn or refused.

Vanteck has issued a Supplementary Bidder's Statement in Australia as a result of these matters.

2. Pinnacle's EGM scheduled for this Monday, October 22 2001

The Takeovers Panel has also taken the view that Vanteck may not exercise any voting or other rights in relation to Pinnacle shares the subject of bid acceptances received between 7 September 2001 and 22 October 2001, other than acceptances that have been reconfirmed.

The Pinnacle EGM will be held on Monday 22 October. Vanteck requisitioned the meeting to remove certain Pinnacle Directors and replace them with Vanteck representatives. At that meeting, Vanteck will be entitled to vote any Pinnacle shares:

?? It holds as a result of bid acceptances received before 7 September 2001;
?? It holds as a result of bid acceptances received after 22 October 2001; and
?? It holds as a result of bid acceptances received between 7 September 2001 and 22 October 2001, where the accepting shareholder has confirmed that it will not exercise the withdrawal right described in paragraph 3 above.

As at 5:00 p.m. on 18 October 2001, this amounts to approximately 51.2% of Pinnacle's issued shares.

Pinnacle shareholders who accepted Vanteck's bid between 7 September 2001 and 22 October 2001 and who have not confirmed their acceptance to Vanteck will be entitled to vote their Pinnacle shares accepted into the bid.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 19, 2001

NEWS RELEASE

VANTECK/PINNACLE TAKEOVER STATUS – ACCEPTANCES REACH 58.66%

Vanteck (VRB) Technology Corp. (the "Company") reports that its interest in Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, has increased to 33,379,519 shares or 58.66% based on current processed acceptances as at 5:00 p.m. October 19, 2001 (Melbourne time) as a result of the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid. This percentage is after deducting 3.1% of disputed acceptances that were deleted from the acceptance register Wednesday October 17, 2001.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

October 23, 2001

NEWS RELEASE

VANTECK REPRESENTATIVES ELECTED TO PINNACLE BOARD

Vanteck (VRB) Technology Corp. (the "Company") reports that Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on Monday October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

Pinnacle is an Australian Stock Exchange ("ASX") listed company that holds the Intellectual Property rights to the Vanadium Redox Battery ("VRB") technology subject to certain Licences and Agreements. Pinnacle is subject to an unconditional 1 Vanteck share for every 4 Pinnacle shares (1:4) takeover bid. The Company's interest in Pinnacle stands at 33,379,519 shares or 58.66% based on current processed acceptances as at 5:00 p.m. (Melbourne time) October 19, 2001.

The Company has issued a Fifth Supplementary Bidder's Statement in Australia to report on the Company's voting at the Pinnacle general meeting.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

November 2, 2001

NEWS RELEASE

1. Vanteck/Pinnacle Takeover Bid Status

Vanteck (VRB) Technology Corp. (the "Company") reports that pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid for all of the issued ordinary shares in Pinnacle VRB Limited ("Pinnacle") it has lodged with the Australian Securities and Investment Commission ("ASIC") under section 650D of the Australian Corporations Act a Notice of Extension dated November 1, 2001, which extends the company's takeover bid for Pinnacle from November 1, 2001 to the day that is 7 days after the Company gives written notice to ASX that;

(1) Vanteck's ordinary shares are admitted to quotation by ASX; or
(2) Vanteck has withdrawn its application for quotation; or
(3) Vanteck's application for quotation has been refused.

Accordingly the offer is varied by replacing, in clause 10.3 of the offer and under the "Important Dates", "President's Letter" and the "Summary of Vanteck's Offer" sections with the above. No other modification of the Bidder's Statement relating to the offer is necessary having regard to the above variation.

2. Vanteck's ASX Listing Application Status

The Company's ASX listing application was filed on Wednesday October 31, 2001.

3. Vanteck/Pinnacle Takeover Status

The Company's interest in Pinnacle stands at 34,147,941 shares or 59.09% based on current processed acceptances as at 5:00 p.m. November 1, 2001 (Melbourne time).

4. Vanteck's 250 kW – 520 kWh VRB-VESS installation in South Africa

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium with whom the Company has an alliance agreement, and Telepower Australia the company's primary technical consultants were present at the formal launch. The TSI Eskom VRB-VESS system is the first and largest industrial scale system to be installed outside of Japan.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

In addition Dr. John Hawkins of Vanteck presented a technical paper on the system performance characteristics of the TSI-Eskom VRB-VESS system at the 21st International Telecommunication Energy Conference ("INTELEC 2001") in Edinburgh, Scotland in October, 2001. Dr. Hawkins paper was very well received generating considerable interest in the VRB-VESS technology and its applications.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc. as well as providing essential Uninterruptible Power Systems ("UPS").

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (250) 655-4132 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

November 28, 2001

NEWS RELEASE

Vanteck Closing Its Pinnacle Bid

Vanteck (VRB) Technology Corp. ("the Company") is pleased to report that the Company's 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid for all of the issued ordinary shares in Pinnacle VRB Limited ("Pinnacle") will now close at 7:00 P.M. (Melbourne time) on Wednesday, December 5, 2001. The Company's interest in Pinnacle currently stands at approximately 60%.

The Company's Supplementary Bidder's Statement under section 643 of the Australian Corporations Act outlining the above has been lodged with the Australian Securities and Investment Commission ("ASIC") and Pinnacle and sent to the Australian Stock Exchange ("ASX"). The Company further reports that its application for admission to the ASX official list, which was filed on October 21, 2001, will not be proceeding.

For further information on Vanteck and its regenerative fuel cell technology please visit the company's website at www.vanteckvrb.com

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

December 5, 2001

NEWS RELEASE

VANTECK CLOSES TAKEOVER BID

Vanteck (VRB) Technology Corp. (the "Company") reports that its unconditional bid for Pinnacle VRB Limited, an Australian Stock Exchange ("ASX") listed Company, basis 1 Vanteck share for every 4 Pinnacle shares (1:4) closed at 7:00 p.m. Wednesday, December 5, 2001 (Melbourne time). The Company's resulting interest in Pinnacle stands at 45,325,445 shares or 76.21%. Postal acceptances are still to be received and processed, with final results to be advised in due course.

This successful Pinnacle bid represents an important milestone for the Company's strategy of progressively building out the electrochemical energy storage sector using the proprietary Vanadium Energy Storage System ("VESS"). VESS is a new scalable electrochemical energy storage technology which converts chemical energy into electrical energy based on the patented Vanadium Redox regenerative fuel cell which patents are held by Pinnacle. Pinnacle will now become a subsidiary of the Company. The company holds an exclusive licence to the Vanadium Redox flow technology for the continent of Africa and through majority control of Pinnacle will now hold the world rights to the technology subject to existing licences and agreements.

For further information on the Vanadium Redox Battery ("VRB") and the Vanadium Energy Storage System Technology ("VESS") please visit the company's website at www.vanteckvrb.com or call Investor Relations at (604) 531-9962 .

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1650 - 999 WEST HASTINGS STREET, VANCOUVER, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net
www.vanteckvrb.com

CDNX Symbol - "VRB"

December 13, 2001

NEWS RELEASE

Vanteck (VRB) Technology Corp. (the "Company") announces that it has agreed to extend the exercise term of an aggregate of 2,560,000 existing Series "C" through "H" Share Purchase Warrants (collectively, the "Warrants") entitling the holders to purchase up to 2,560,000 unissued treasury shares. Currently, the Warrants are exercisable to purchase up to 1,613,000 unissued shares at a price of $1.00 per share, expiring January 25, 2002 and to purchase up to an additional 947,000 unissued shares at a price of $1.00 per share expiring February 7, 2002. The Warrants were previously due to expire on January 25, 2002 and February 7, 2002 (respectively, the "Original Expiry Date").

The Company has agreed to extend the exercise term of the Warrants for a one year period following the Original Expiry Date. During the additional year, the Warrants will be exercisable on the same terms as originally issued, except that the exercise price for the year following the respective Original Expiry Date will be $1.16 per unissued share and that any securities acquired subsequent to the Original Expiry Date, will be subject to a four month hold period commencing on the Original Expiry Date. Accordingly the Warrants will now expire January 25, 2003 and February 7, 2003.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 e-mail: duneagle@telus.net www.vrbpower.com
Borsenstrase 14 60313 Frankfurt am Main Germany
Tel. 49.69.219313.19 Fax. 40.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

December 20, 2001

NEWS RELEASE

VANTECK LISTS ON FRANKFURT

Vanteck (VRB) Technology Corp. (the "Company") is pleased to report that the Company's shares have been accepted for listing on the Frankfurt Stock Exchange in Germany under the trading symbol ("VNK") and its German securities identification WKN number is 899774.

Listing on the Frankfurt Exchange, which ranks third in the world after the NYSE and the London Exchange, follows the Company's Corporate strategy in providing further exposure of its worldwide patented energy technology as well as providing further overall market liquidity.

The Company further reports that its Annual General Meeting ("AGM") was held on Tuesday December 18, 2001. Messrs. Rodney Duncan, Michael Iannacone, Steven Kerr, Peter Stedwell and Russell John Fraser were declared elected as Directors of the Company. The AGM was well attended by shareholders. A review of the company's milestone events over the past 18 months was given as well as a video presentation of the company's 250 kW – 520 kWh Vanadium Energy Storage System ("VESS") which system was designed, engineered, constructed and commissioned by the company for TSI-Eskom of South Africa. Eskom is the fifth largest power utility in the world and is South Africa's national power utility. The TSI-Eskom trial VESS system has been established to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second UPS ride-through capabilities through to power quality and emergency power back-up. The TSI-Eskom VESS unit is the first large-scale commercial trial of user-based applications for the technology outside Japan.

The Company is also pleased to report that Mr. Donald Nicholson, P.Eng. has recently joined the Company as Executive Vice President. Mr. Nicholson holds a B.A.Sc. Electrical Engineering from the University of British Columbia and a D.I.C. Automated Control Systems Imperial College, London. Mr. Nicholson has held engineering positions with Brown & Root Ltd., SNC Group and Atomic Energy of Canada. He was formerly President and CEO of Comstock International, President and CEO of Associated Kellogg Ltd, Chief Executive Officer of Wright Engineers Limited and President and CEO of Yarrows Limited. Mr. Nicholson has extensive experience in project engineering, power infrastructure projects, project finance, strategic planning and business development.

.../2

Vanteck is an alternative electrochemical energy storage company that is commercializing VESS by using the Vanadium Redox regenerative fuel cell technology. For further information on the Vanadium Energy Storage System Technology ("VESS") please visit the Company's new website at www.vrbpower.com or call Investor Relations at 604.531.9962.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

January 30, 2002

NEWS RELEASE

VANTECK TO SUPPLY PACIFICORP WITH A 250 kW – 2000 kWH VESS

Vanteck (VRB) Technology Corp. is pleased to announce that it has entered into an agreement to supply PacifiCorp with a 250 kW – 2000 kWh (8 hour) Vanadium Energy Storage System ("VESS"). The VESS unit, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. Installation and commissioning of the VESS unit is scheduled to be completed by June 30, 2002. The stored energy and voltage support available through this VESS unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh VESS unit is the first large-scale commercial user-based application of VESS technology in North America.

Vanteck is an energy technology company that is commercializing the Vanadium redox energy storage technology based on the patented redox flow regenerative fuel cell which converts chemical energy into electrical energy. VESS is now emerging as a strong energy storage technology for distributed power architectures. "Vanteck is delighted to initiate the introduction of the Vanadium redox energy storage technology in North America with PacifiCorp," said Rodney Duncan President & CEO of Vanteck. "Cost-effective large scale reliable energy storage is becoming critical for highly reliable AC and DC power supply, particularly at the distributed end of the market. There is a growing demand for uninterrupted backup power for ride through, peak-shaving, uninterruptible power (UPS) and quality power which the Vanadium redox energy storage technology addresses".

PacifiCorp, a subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power.

For further information on Vanteck and VESS technology, visit the Company's website at www.vrbpower.com .

For further information on PacifiCorp, visit the Company's website at www.pacificorp.com .

On Behalf of the Board of Directors
VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

January 31, 2002

NEWS RELEASE

Options Granted

Vanteck (VRB) Technology Corp. (the "Company") announces the granting of 1,965,000 incentive stock options to certain Directors, employees and consultants of the Company. The options will be granted for a period of three (3) years, commencing on January 31, 2002 at $1.10 per share. The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

For further information please contact the Company at (604) 633-4367.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

February 12, 2002

NEWS RELEASE

VANTECK DIRECTOR APPOINTMENTS

Vanteck (VRB) Technology Corp. (the "Company") is pleased to announce the appointment of Mr. Donald Nicholson, P.Eng., as a Director of the Company and to the new position of Chief Operating Officer. Mr. Nicholson has extensive experience in project engineering, power infrastructure projects, project finance, strategic planning and business development. Mr. Nicholson will be responsible in conjunction with the Company's technical consultants for coordinating the buildout, installation and commissioning of the recently announced sale on commercial terms of a 250 kW – 2000 kWh Vanadium Energy Storage System ("VESS") for PacifiCorp. PacifiCorp is a subsidiary of United Kingdom Utility Scottish Power (NYSE-SPI).

The Company is also pleased to report that Mr. David McLaughlin of Melbourne Australia has consented to join the Board. Mr. McLaughlin has substantial experience in project finance, project planning, infrastructure projects, property and business development.

Mr. Rodney Duncan President and CEO of Vanteck stated that "he is pleased to welcome Mr. David McLaughlin to the board and of Mr. Donald Nicholson to the Board and to the position of COO as the appointments add further complementary management strengths to the Company as it progressively builds out its management and operating team".

The Company also reports that Mr. Steven Kerr has stepped down from the board so that he can devote more time to his other business activities. The board wishes to thank Steven for his contributions to the Company.

For further information on Vanteck, an energy technology company that is commercializing the fully patented Vanadium Redox Battery ("VRB") a regenerative fuel cell technology and the proprietary Vanadium Energy Storage System ("VESS") visit the Company's website at www.vrbpower.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
President CEO and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

March 8, 2002

NEWS RELEASE

VANTECK/PINNACLE TAKEOVER BID STATUS

Vanteck (VRB) Technology Corp. (the "Company") has previously reported that as of December 31, 2001 its interest in Pinnacle VRB Limited ("Pinnacle") was 76.19%, based on the number of shares then issued and outstanding.

Upon information received from the transfer agent of Pinnacle as of February 28, 2002 and as a result of the exercise of Pinnacle OB options (which were due to expire on January 31, 2002) by the optionholders into ordinary shares of Pinnacle during this subsequent two month period, the Company reports that it now owns 73.04% of Pinnacle, represented by its holding 45,359,489 ordinary shares out of a total of 62,105,250 ordinary shares outstanding as of February 28, 2002.

For further information on Vanteck, an energy technology company that is commercializing the fully patented Vanadium Redox Battery ("VRB") a regenerative fuel cell technology and the proprietary Vanadium Energy Storage System ("VESS") visit the Company's website at www.vrbpower.com.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"D. Nicholson"

Donald Nicholson
Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

March 20, 2002

NEWS RELEASE

CORRECTION OF VANTECK DIRECTOR APPOINTMENTS

Vanteck (VRB) Technology Corp. (the "Company") reports that the February 12, 2002 News Release announcing the appointments of Mr. Donald Nicholson and Mr. David McLaughlin was made in error. As there has been no meeting of directors at which a resolution providing for the appointments of Mr. Nicholson and Mr. McLaughlin was passed, nor have the appointments been made by resolution in writing, neither Mr. Nicholson nor Mr. McLaughlin have been appointed as a director of the Company.

Consequently, at this time, the directors of the Company are Rodney N. Duncan, Michael Iannacone, John Fraser and Peter Stedwell.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Rodney N. Duncan"

Rodney N. Duncan
Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

CDNX Symbol - "VRB"
FRANKFURT – "VNK"

March 26, 2002

NEWS RELEASE

Further to the Company's news release of March 20, 2002 the defects in the appointments of Messrs. Nicholson and Mclaughlan have been rectified at a duly convened meeting of the Company's directors. Mr. Rodney Duncan and Mr. Michael Iannacone have stepped down from the board in order to devote more time to other projects. Consequently, the directors and senior officers of the Company are as follows:

Mr. Peter Stedwell, Chairman and Director
Mr. Donald Nicholson, President, Chief Executive Officer and Director
Mr. R. John Fraser, Director
Mr. David Mclaughlan, Director
Mr. Gavin Cooper, Chief Financial Officer

The Company has a 250 kW – 520 kWh VESS system installed at the University of Stellenbosch, Cape Town, South Africa. In conjunction with the University and Eskom of South Africa, the Company's consulting engineers have been on site for the past ten days completing, amongst other matters, the testing of Eskom's new bi-directional invertor.

The Company also reports that an expansion of the Company's vanadium electrolyte pilot plant situated at Highveld Steel and Vanadium's ("Highveld") Witbank facilities in South Africa was completed in January, 2002 to provide for the further bulk manufacturing of vanadium electrolyte. The Company and Highveld have a 50:50 strategic alliance for the production of electrolyte. Highveld is a substantial steel and ferro-alloy producer and a significant producer of vanadium. The first shipment of vanadium electrolyte for the Company's PacifiCorp VESS unit as previously announced (see News Release dated January 30, 2002) has arrived at the US entry port for clearance. Production of electrolyte for the second shipment to the US is due to leave South Africa end of March, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

VANTECK (VRB) TECHNOLOGY CORP.

"Peter A. Stedwell"

Peter A. Stedwell
Chairman and Director

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2
Ph: (604) 633-4367 Fax: (604) 669-1605 Toll Free: 1.888.446.5444 e-mail: duneagle@telus.net
Borsenstrasse 14 60313 Frankfurt am Main Germany Tel. 49.69.219313.19 Fax. 49.69.219313.21

TSX Symbol - "VRB"
FRANKFURT – "VNK"

April 16, 2002

NEWS RELEASE

VANTECK ANNOUNCES GUARANTEED SUPPLY OF VRB CELL STACKS

The Company, for information purposes, wishes to advise the text of an announcement by its 73.04% owned subsidiary, Pinnacle VRB Limited of Melbourne, Australia. The announcement was made on April 16, 2002, Melbourne time.

"Pinnacle VRB Ltd ("Pinnacle") is pleased to announce that the company has entered into new agreements that will expedite the commercialization of the All Vanadium Redox Battery ("VRB/VESS") technology particularly in the major USA and European energy storage markets. These agreements are with Sumitomo Electric Industries ("SEI") and Pinnacle's parent Company Vanteck VRB Technology Corp. ("Vanteck").

These agreements now enable Pinnacle to secure all or part of any VRB/VESS system from SEI, electrolyte from Vanteck and will also secure an increased income stream from each and every VRB/VESS system installed worldwide. Pinnacle's ability to supply complete systems to its customers is now guaranteed, something that the company has been unable to do in the past.

The new agreements also enable Pinnacle to use SEI, Vanteck or other parties as component suppliers and/or general contractors for any Pinnacle installation worldwide. As a consequence, Pinnacle will gain access to SEI's world class manufacturing capabilities for full or part systems which for the first time will enable Pinnacle to be a principal supplier of VRB/VESS systems to commercial customers.

In return for the guarantee of supply of all or part of SEI's VRB/VESS systems to Pinnacle and the increased royalties on installations worldwide, Pinnacle has granted to SEI the ability to broaden its suite of VRB/VESS applications in all markets, as per Pinnacle's announcement dated 7 March 2002.

Importantly, Pinnacle has also secured an arrangement with Vanteck for the long-term supply of the key energy storage medium, the vanadium electrolyte. Under the arrangement, Vanteck will ensure the supply of electrolyte to Pinnacle in the quantities and to the specifications required by Pinnacle. The benefits of this arrangement are twofold, firstly guaranteeing the long-term supply of electrolyte and secondly, providing access to the results of the R&D capabilities of Vanteck.

These agreements overcome the need for Pinnacle to make the substantial investment required to establish large scale manufacturing facilities."

The Company is also pleased to announce that, as a result of the SEI/Pinnacle agreements referred to above, Vanteck also will have a guaranteed supply of the VRB cell stacks produced by SEI.

Vanteck is an alternative electrochemical energy storage company that is commercializing VESS by using the Vanadium Redox regenerative fuel cell technology. For further information on the Vanadium Energy Storage System Technology ("VESS") please visit the Company's new website at www.vrbpower.com or call Investor Relations at 604.531.9962.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

Gavin Cooper
Chief Financial Officer

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 - 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: vanteck@telus.net

TSX Symbol – "VRB"
FRANKFURT – "VNK"

April 26, 2002

NEWS RELEASE

VANTECK ANNOUNCES CANCELLATION OF STOCK OPTIONS

The Company wishes to announce that the granting of a total of 1,965,000 incentive stock options, previously reported on February 1, 2002, were not issued and therefore the filing with the CDNX for permission to issue the options will not proceed.

Furthermore, the Company announces that previously granted options have been cancelled as shown below:

430,000 shares with an option price of $0.50 per share
60,000 shares with an option price of $0.90 per share

The Company has moved into new premises, effective today and therefore our contact information is as follows:

Suite 1645, 701 West Georgia Street,
Vancouver, British Columbia
V7Y 1C6

Telephone:	604-697-8820
Toll Free:	1-888-446-5444
Facsimile:	604-681-4923.

Vanteck is an alternative electrochemical energy storage company that is commercializing the Vanadium Energy Storage System Technology ("VESS") by using the Vanadium Redox regenerative fuel cell technology. For further information on the VESS please visit the Company's website at www.vrbpower.com or call Susan Wilson at 604-697-8828.

On Behalf of the Board of Directors

VANTECK (VRB) TECHNOLOGY CORP.

"Donald Nicholson"

Donald Nicholson
President and Chief Executive Officer

c0542
r f BC-Vanteck-install-systm 05-29 0653
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Vanteck (VRB) Technology Corp. - PacifiCorp Energy Storage System Installation

VANCOUVER, May 29 /CNW/ - Vanteck (VRB) Technology Corp. today announced new milestones for the first large-scale commercial user-based North American installation and commissioning of a Vanadium Energy Storage System.

Vanteck announced the establishment of a U.S. subsidiary, VRB Power (U.S.) Inc., which will be the general contractor responsible for the installation and commissioning of the alternative energy storage system for PacificCorp's Castle Valley project in the Western U.S.

In addition, Vanteck is able to report significant progress toward the installation of its energy storage system for PacifiCorp, a subsidiary of utility ScottishPower (NYSE:SPI).

PacifiCorp has begun construction on a site near Moab, Utah known as Castle Valley, for an alternative electrochemical energy storage system based on the Vanadium Redox Battery (VRB). The PacifiCorp 250 kW - 2000 kWh unit is the first large-scale commercial user-based application of the technology in North America. Other installations are operational in both South Africa and Japan.

To date, the company's principal technical consultants, Telepower Australia, have completed the design and specifications for the PacifiCorp project and are now engaged in the on-site assembly of other installation components including the electrolyte storage tanks, balance of system components and the proprietary Vanadium Energy Storage System (VESS). Telepower Australia, together with support personnel from Highveld Steel and Vanadium, that has produced and shipped the required 125,000 litres of electrolyte, and TSI-Eskom, supplier of the power electronics system, will perform the work in Moab, under VRB Power (U.S.) Inc.'s direction.

VRB Power (U.S.) Inc. will also be responsible for the development of other U.S. business opportunities.

"Vanteck is excited to have been selected by PacifiCorp to provide commercially viable, cost effective energy storage solutions," said Donald Nicholson, President & CEO of Vanteck. "We look forward to a mutually satisfactory working relationship initially focused on providing Moab, Utah with reliable energy services."

Vanteck offers alternative energy storage solutions that enable energy companies like PacifiCorp to store electricity and maintain a reliable electrical energy service to customers, while deferring the need for new substations.

Nicholson added: "Our technology meets the requirements of the power supply industry for uninterrupted back-up power for ride-through, peak shaving, reliable and quality power."

PacifiCorp provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,200 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that is commercializing the patented Vanadium Energy Storage System. The VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., and will provide power suppliers essential Uninterruptible Power Systems

(UPS). The application of the VRB technology is particularly well suited to stationary power sources such as power stations, telecommunication operations and alternative energy generators, including wind farms. The VRB technology is characterized by low ecological impact. It uses conducting plastic electrodes and contains no heavy metals unlike most other conventional energy storage systems that rely on toxic substances such as lead, zinc or cadmium. The unit, known as the VRB-VESS, can also be designed to be mobile, so it can be relocated to another site as needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC PINK SHEETS ("VTTCF") and on the Frankfurt Exchange ("VNK").

%SEDAR: 00005550E

-0- 05/29/2002

/For further information: please contact: Susan Wilson at 1-888-446-5444; Or visit the company's web site at: www.vrbpower.com/

(VRB. VTTCF)

CO: Vanteck (VRB) Technology Corp.
ST: British Columbia
IN: OIL
SU: PDT

-30-

CNW 13:29e 29-MAY-02

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 - 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Engages Vancouver Public Relations Firm

Vancouver, B.C. (June 3, 2002) – Vanteck (VRB) Technology Corp. announced today that it has engaged one of Western Canada's leading marketing and communication firms, Vancouver-based Western Public Affairs Inc., to develop and implement a major new public affairs program for the company.

Western Public Affairs Inc. will work with Vanteck to take the Vanteck (VRB) Technology Corp. story to the major news and financial markets across North America. The revitalized public affairs program is being designed to reflect Vanteck's growth and recent penetration of the North American market, as well as the continued development of strategic business alliances.

"Vanteck is embarking on a comprehensive public affairs program because of increasing interest from the energy, science, conservation and financial investment communities in our innovative approach to electrochemical energy storage solutions," said Donald Nicholson, PEng., President & CEO of Vanteck (VRB) Technology Corp.

As a first step in the launch of Vanteck's public affairs program, the company announced the achievement of initial milestones for the first large-scale commercial user-based application of the Vanadium Energy Storage System (VESS) in North America for PacifiCorp. PacifiCorp, a subsidiary of utility Scottish Power (NYSE:SPI) has begun construction on 250 kW – 2000 kWh unit near Moab, Utah. Other installations are operational in Japan and South Africa.

"Vanteck has an exciting story to tell", said Nicholson. "The VRB-VESS technology offers safe, reliable, cost effective energy storage solutions to some of the most difficult energy issues challenging power companies, industry and consumers today including the ability to act as an uninterruptible power supply system and provide load leveling and peak shaving capacity to users."

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Energy Storage System. The VRB is a new enabling technology that can effectively store electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems (UPS). Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The unit, known as the VRB-VESS, has mobile design capabilities, allowing the unit to be relocated as needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 - 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck To File For US Registration and Listing

Vancouver, B.C. (June 12, 2002) – Vanteck (VRB) Technology Corp. announced today that it is filing for status as a full reporting issuer with the United States Securities and Exchange Commission. Vanteck has engaged the services of a recognized US legal firm, specializing in US securities, to prepare and file a Form 10-SB Registration Statement with the United States Securities and Exchange Commission ("US SEC") pursuant to the Securities Exchange Act of 1934. This Registration will elevate Vanteck's current status in the US and allow Vanteck's securities to trade on a registered US exchange.

"This Form 10-SB filing with the US SEC will allow the Company to upgrade its trading status in the US from the pink sheets ("VTTCF") to the regulated OTC markets, a significant step up in reporting requirements for its US and international investors," said Mr Don Nicholson, President and CEO of Vanteck.

"The Company's first major US installation, designed to alleviate US power shortages, will create significant product and investor awareness of its energy storage technology, especially as the final commissioning date approaches", said Nicholson. "The VRB-VESS technology offers safe, reliable, cost effective energy storage solutions to some of the most difficult energy issues challenging power companies, industry and consumers today including the ability to act as an uninterruptible power supply system and provide load leveling and peak shaving capacity to users."

The company recently announced the achievement of initial milestones for its first large-scale commercial user-based installation of the Vanadium Energy Storage System (VESS) in North America for PacifiCorp. PacifiCorp, a subsidiary of utility Scottish Power (NYSE:SPI) has begun construction for a 250 kW – 2000 kWh unit near Moab, Utah.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Energy Storage System. The VESS is a new enabling technology that can effectively store electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems (UPS). Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The unit, known as the VRB-VESS, has mobile design capabilities, allowing the unit to be relocated as needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Announces
$1.5 Million Private Placement

Vancouver, B.C. (June 14, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has negotiated, subject to regulatory acceptance, a non-brokered private placement of 2 million units of Vanteck at a price of $0.75 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $1.25 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $1.5 million.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing business, generation of new business, and general corporate use.

Vanteck also wishes to announce the granting of 2 million employee incentive stock options exercisable at $1.00. These options will be valid for a term of five years and will be subject to vesting.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Announces Cancellation of Private Placement

Vancouver, B.C. (June 27, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) today announced that it will not proceed with the private placement announced June 14, 2002 due to unfavorable market conditions. Vanteck will also not proceed with the announced granting of 2 million employee incentive stock options.

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Announces Private Placement

Vancouver, B.C. (July 8, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has negotiated, subject to regulatory acceptance, a non-brokered private placement of 600,000 units of Vanteck at a price of $0.50 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.50 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $300,000. A finders fee of 10% of the gross amount is payable.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing business, generation of new business, and general corporate use.

Vanteck also wishes to announce the granting of 2 million employee incentive stock options exercisable at $0.60 per share, subject to a vesting period of two years.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Subsidiary Announces Australian VRB Installation Contract

Vancouver, B.C. (July 10, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it's subsidiary, Pinnacle VRB Limited of Melbourne, Australia been awarded the contract for the energy storage component of Hydro Tasmania's King Island wind energy expansion project in Australia.

The following announcement was released by Pinnacle VRB on July 10, 2002 Melbourne time.

"The Directors of Pinnacle VRB Limited are pleased to announce that the Company has successfully tendered for Hydro-Electric Corporation's King Island Renewable Energy Expansion Project.

Pinnacle VRB Limited will be constructing and installing a VRB with a Rated Output of 200kW and a Rated Output Time of 2 hours.

Pinnacle is pleased to have its technology accepted and installed in Australia, particularly in conjunction with Tasmania's Hydro-Electric Corporation. When completed this will be the first VRB to be installed in Australia and the fourth outside of Japan with the other three being a small battery in Italy, and Vanteck VRB Technology Corporation's installations in the USA and in South Africa.

Further details regarding the project will be released shortly."

About Vanteck VRB

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX ("VRB"), the OTC ("VTTCF") and on the Frankfurt Exchange ("VNK").

For further information please contact:

Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

c8212
r f BC-Vanteck-Tasmania-deal 07-26 0668
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Vanteck Subsidiary Awarded Contract to Supply a VRBPower System to Hydro Tasmania

VANCOUVER, July 26 /CNW/ - Vanteck (VRB) Technology Corp. (Vanteck) is pleased to provide further details to its announcement made July 10, 2002. Vanteck's subsidiary, Pinnacle VRB Limited of Melbourne, Australia, has been awarded a contract to provide the energy storage component of Hydro Tasmania's King Island Renewable Energy Expansion Project.

The company will be constructing and installing a VRBPower System with a continuous output rating of 200kW for 4 hours. The system will be designed to provide a short term output of 300kW for 5 minutes to allow time for starting a diesel generator, and also to provide an instantaneous output of 400kW for up to 10 seconds during fault conditions. The purpose of the VRBPower System is to smooth the power output of the wind farm and maximize the use of available wind energy. The resulting reduction in the use of the diesel generators is expected to save over $2,000,000 annually in fuel and maintenance costs, with a corresponding reduction in exhaust gas emissions.

Hydro Tasmania's wind farm at Huxley Hill on King Island is Australia's second commercial wind farm installation. It began operating in February 1998, and its turbines generate up to 750kW of electricity. The King Island wind farm takes advantage of the Roaring Forties, the prevailing westerly winds that circle the earth's high southern latitudes.

Wind is a vast international resource which is the most economically feasible replacement for fossil fuels. Nations around the world are increasingly realizing its potential to reduce their reliance on non-renewable, polluting sources of energy. The estimates are that the world's installed capacity could reach 40,000MW by 2010.

"The VRBPower System was chosen over a conventional lead acid battery arrangement because of its longevity, environmental benefits, lower life cycle costs, high charge and discharge rates and the ease of expansion in the future" stated Andrew Hickman, Hydro Tasmania Project Manager.

The VRBPower System will be installed early in 2003. The King Island wind farm expansion project also includes the installation of additional wind turbines, which will be installed by mid 2003.

"We are delighted to provide Hydro Tasmania with a system to increase the efficiency of the King Island Wind Energy Project along with assisting in positive global environmental solutions through clean renewable energy projects" said Don Nicholson, President & CEO of Vanteck (VRB) Technology Corp.

Commonwealth Government grants, managed by the Australian Greenhouse Office as part of their Renewable Energy Commercialization Programme, will assist the project.

About Hydro Tasmania

Hydro Tasmania is Australia's pre-eminent generator of electricity from renewable energy sources, contributing over 60 percent of Australia's renewable energy. Their goal is to be a world-renowned renewable energy business underpinned by their vision and tradition of improving the quality of life in the community and helping it grow. Hydro Tasmania has over 3 billion dollars of generating assets with a total generating capacity of 2262 MW, and is the largest dam owner in Australia with over 50 large dams.

About Vanteck

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power

quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

%SEDAR: 00005550E

-0- 07/26/2002

/For further information: please contact: Susan Wilson at 1-888-446-5444; Or visit the company's web site at: www.vrbpower.com/

(VRB. VTTCF)

CO: Vanteck (VRB) Technology Corp.
ST: British Columbia
IN: UTI OTC
SU: CON

-30-

CNW 12:12e 26-JUL-02

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Closes Private Placement

Vancouver, B.C. (July 30, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has completed its previously announced non-brokered private placement of 560,000 units of Vanteck at a price of $0.50 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.50 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $280,000. A finders fee of 10% of $275,000 is payable.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing business, generation of new business, and general corporate use.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 - 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Director Resignation

Vanteck (VRB) Technology Corp. (Vanteck) announces that Peter Stedwell has resigned as a director of Vanteck effective July 31, 2002.

\- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

c0911
r f BC-Schmitt-Vanteck 08-07 0616
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Schmitt Industries Inc. and Vanteck (VRB) Technology Corp.
Announce Joint Venture

PORTLAND, OR, Aug. 7 /CNW/ - Schmitt Industries, Inc. (Schmitt) (Nasdaq: SMIT) and Vanteck (VRB) Technology Corp., through its 100% owned United States subsidiary VRB Power (U.S.) Inc. (Vanteck US) are pleased to announce that that they have entered into a Joint Venture Agreement to collaboratively integrate, manufacture, and market stationary applications of the VRBPower System for the residential and light commercial markets using modules of 1 to 5kW. The goal of the joint venture will be to have a marketable product developed for sale by July, 2003.

Schmitt and Vanteck US will each hold a 50% beneficial interest in the joint venture. The joint venture will have the right to make, use, design and sell products in the NAFTA participating jurisdictions using Vanteck's VRBPower System patented technologies. Schmitt will contribute to the joint venture its existing and future controller technology, manufacturing know-how, the utilization of electrical and manufacturing facilities in Portland, ISO 9001 certification, staff and capital as required during the term of the joint venture.

"We look forward to working with Schmitt Industries, a leader in sophisticated electronic and precision equipment manufacturing, to bring the VRBPower System to residential customers", said Donald Nicholson, President & CEO of Vanteck. "Small energy storage devices, used for residential applications, have the potential to reduce peak power demands for areas of the United States suffering from an energy shortfall".

Wayne Case, President and CEO of Schmitt stated: "The VRBPower System technology coupled with Schmitt developed microprocessor control units will provide the residential and light industrial markets with a true "plug in" solution to serious energy and power line deficiencies. Schmitt is pleased to be involved with Vanteck in the forefront of this exciting new energy storage market."

About Schmitt Industries, Inc.

Based in Portland, Oregon, Schmitt Industries, Inc. (Nasdaq: SMIT) designs, manufactures and markets distinct types of precision manufacturing process laser measurement and balance control systems. The company currently has employees in four international locations: Pfungstadt, Germany; Coventry, England; Menlo Park, California; and at its corporate headquarters in Portland, Oregon.

The information contained in this release contains certain forward-looking statements about Schmitt Industries, Inc. that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of Schmitt's new product introductions, the risks of increased competition and technological change in the Company's Industry and other factors detailed in the Company's SEC filings. Accordingly, actual results may differ, possibly materially, form the predictions contained herein.

About Vanteck

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems.

Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

%SEDAR: 00005550E

-0- 08/07/2002

/For further information: please contact: Linda M. Case at (503) 227-7908; Or visit the company's web site at: www.schmitt-ind.com; Susan Wilson at 1-888-446-5444; Or visit the company's web site at: www.vrbpower.com/

(VRB. VTTCF SMIT)

CO: Vanteck (VRB) Technology Corp.; Schmitt Industries, Inc.
ST: Oregon
IN: UTI OTC
SU: JVN

-30-

CNW 12:53e 07-AUG-02

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 - 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Subsidiary to receive Australian Greenhouse Office Grant

Vancouver, B.C. (September 4, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it's subsidiary, Pinnacle VRB Limited ("Pinnacle") has been awarded a grant of $700,000 by the Australian Greenhouse Office as part of their Renewable Energy Commercialisation Programme.

The grant is to be used towards Pinnacle's contract for the supply and installation of a VRBPower System as part of the King Island wind farm expansion for Hydro Tasmania.

It will be paid in six installments, in accordance with agreed milestones for the installation of the project. Full payment is expected by the end of January 2003.

"This grant is recognition by the Australian Greenhouse Office of the potential of the VRBPower System to reduce greenhouse emissions and of its potential commercial applications," said John Anderson, Chairman of Pinnacle VRB Limited. "We look forward to working with the Australian Greenhouse Office and Hydro Tasmania on this exciting project."

About Vanteck
Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

PacifiCorp VRBPower System Installation Update and Vanteck Issues Non-Convertible Debenture

Vancouver, B.C. (September 16, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce further progress on the first North American large-scale commercial installation of a VRBPower System for PacifiCorp, a subsidiary of international energy company, ScottishPower (NYSE:SPI).

The stack container housing the cell stacks, the power conditioning system, and the control system, has been transported to the site and installed into the purpose-built building. Installation of the electrical wiring for all the DC and AC services is well underway.

The electrolyte containers have also been positioned, and completion of the inter-container connection piping is underway. The portable electrolyte transfer container has been commissioned, and the mixing and transfer of the vanadium electrolyte to store 2000kWh of energy has commenced.

Further, Vanteck wishes to announce it has agreed to issue, by way of private placement, a secured non-convertible debenture in the principal amount of $250,000 (the "Debenture") to an arm's length lender. The Debenture shall bear interest at 10% per annum and shall have a one year term. The Company has also agreed to issue as a bonus to the lender a total of 266,000 shares. The Debenture shall be secured by a general charge on the assets of the Company, and shall become immediately payable in the event that the Company completes financing of $1,000,000 or more.

The Company has also agreed to pay to an arm's length third party a finders fee of 133,000 shares of the Company.

The proceeds from the financing shall be used for working capital of the Company related to the completion of the PacifiCorp VRBPower System project. Closing of the above transactions are subject to regulatory approval.

About PacifiCorp
PacifiCorp provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp is one of the lowest-cost electricity providers in the U.S. and owns about 8,200 megawatts of generation capacity from coal, hydro, gas-fired combustion turbines, geothermal and wind power.

About Vanteck

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Completes Issuance of Non-Convertible Debenture

Vancouver, B.C. (September 27, 2002) – Vanteck (VRB) Technology Corp. ("Vanteck") is pleased to announce that it has completed, by way of private placement, its previously announced non-convertible debenture in the principal amount of $250,000 (the "Debenture") to an arm's length lender. The Debenture shall bear interest at 10% per annum and shall have a one year term. The Company has also issued as a bonus to the lender a total of 266,000 shares (the "Bonus Shares"). The Debenture is secured by a general charge on the assets of the Company, and shall become immediately payable in the event that a Company completes financing of $1,000,000 or more.

The Company has also paid to an arm's length third party a finder's fee of 133,000 shares (the "Finder's Shares") of the Company. The hold period for the Bonus Shares and Finder's Shares expires January 24, 2003.

The proceeds from the financing shall be used for working capital of the Company related to the completion of the PacifiCorp VRBPower System project.

Vanteck also wishes to announce the granting of 575,000 employee incentive stock options exercisable at $0.21. These options will be valid for a term of five years and will be subject to vesting.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

02 OCT 21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	SEPT. 30, 2001	01/11/15

ISSUER'S ADDRESS

1650 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2W2	604.669.1605	604.633.4367

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Rodney N. Duncan	President	604.633.4367

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Duneagle@telus.net	www.vanteckvrb.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Rodney N. Duncan"	Rodney N. Duncan	01/11/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Michael E. Iannacone"	Michael E. Iannacone	01/11/29

(Electronic signatures should be entered in "quotations".)

VANTECK (VRB) TECHNOLOGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE

THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

(Prepared without audit)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED BALANCE SHEETS
As at September 30, 2001 and 2000

(Prepared without audit)

ASSETS

	Sept 30, 2001 $	June 30, 2001 (audited) $	Sept 30, 2000 $
CURRENT			
Cash and term deposits	1,494,752	1,528,935	1,226,033
Accounts receivable	11,789	3,454	8,147
Interest receivable	23,839	43,812	8,882
Share subscriptions receivable	4,500	13,500	-
Advances receivable	300,000	-	-
Prepaid expenses	-	15,000	-
	1,834,880	1,604,701	1,243,062
FIXED ASSETS (Note 3)	956,916	802,563	-
INVESTMENT IN PINNACLE VRB LIMITED (Note 2)	5,252,040	2,379,736	-
LICENSING RIGHTS	1,368,820	1,368,820	1,165,635
	9,412,656	6,155,820	2,408,697

LIABILITIES

CURRENT			
Accounts payable and accrued liabilities	45,826	100,080	65,303

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)	23,190,753	19,165,652	12,784,962
DEFICIT	(13,823,923)	(13,109,912)	(10,441,568)
	9,366,830	6,055,740	2,343,394
	9,412,656	6,155,820	2,408,697

APPROVED ON BEHALF OF THE BOARD

"Rodney N. Duncan" — Director

"Michael E. Iannacone" — Director

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Three Months Ended September 30, 2001 and 2000

(Prepared without audit)

	2001	**2000**
	$	**$**
REVENUE		
Interest income	18,778	9,837
EXPENSES		
Bank Charges	221	262
Consulting	148,869	70,552
Corporate Finance Fees	-	40,000
Investor Relations	15,500	19,941
Office and General	19,014	13,412
Professional Fees	14,663	22,123
Regulatory Fees	4,725	600
Rent	7,987	3,708
Shareholder Communication	-	4,178
Stock Exchange Listing Fee	31,683	-
Transfer Agent Fees	2,601	1,555
Travel and Accommodation	20,256	32,142
	265,519	208,473
OPERATING LOSS	(246,741)	(198,636)
OTHER ITEMS		
Share of Loss of Pinnacle VRB Limited	(174,297)	-
Takeover Bid Expenses	(292,973)	-
NET LOSS FOR THE PERIOD	(714,011)	(198,636)
DEFICIT - BEGINNING OF PERIOD	(13,109,912)	(10,242,932)
DEFICIT - END OF PERIOD	(13,823,923)	(10,441,568)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
For The three Months Ended September 30, 2001 and 2000

(Prepared without audit)

	2001 $	2000 $
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss	(714,011)	(198,636)
Share of loss of Pinnacle VRB Limited	174,297	-
Decrease (increase) in accounts receivable	(8,335)	(3,425)
Decrease (increase) in interest receivable	19,973	(8,882)
Decrease (increase) in share subscriptions receivable	9,000	-
Decrease (increase) in advances receivable	(300,000)	-
Decrease (increase) in prepaid expenses	15,000	-
Increase (decrease) in accounts payable	(54,254)	(43,681)
	(858,330)	(254,624)
FINANCING ACTIVITIES		
Issuance of common shares	978,500	1,422,625
INVESTING ACTIVITIES		
Purchase of fixed assets	(154,353)	-
INCREASE (DECREASE) IN CASH	(34,183)	1,168,001
CASH - BEGINNING OF PERIOD	1,528,935	58,032
CASH - END OF PERIOD	1,494,752	1,226,033
SUPPLEMENTARY INFORMATION:		
Issuance of common shares in exchange for Investment in Pinnacle VRB Limited	3,046,601	-

VANTECK (VRB) TECHNOLOGY CORP.
Notes to the consolidated financial statements
For the Three months ended September 30, 2001

Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

The consolidated financial statements include the accounts of Vanteck (VRB) Technology Corp. and its wholly-owned subsidiary Vanteck International Limited.

Investment

Investment in Pinnacle VRB Limited is accounted for using the equity method.

Fixed assets

Fixed assets represent the costs directly related to the construction and installation of the Vanadium Redox Battery technology, are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

Licensing rights

Licensing rights are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

Investment in Pinnacle VRB Limited

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), an Australian Stock Exchange listed company, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share.

On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 23, 2001 the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares.

As of September 30, 2001 the Company owned a total of 20,079, 024 Pinnacle shares, representing 36.60% of the total issued capital of Pinnacle.

3. Fixed assets

	September 30, 2001			June 30, 2001
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Net Book Value
	$	$	$	$
Cell stacks	698,167	-	698,167	698,167
Power supply and other	258,749	-	258,749	104,396
	956,916	-	956,916	802,563

4. Share Capital

Authorized:
An unlimited number of common shares without par value

Common shares

	3 months ended September 30, 2001		Year ended June 30, 2001	
	Number of shares	Amount	Number of shares	Amount
		$		$
Outstanding, beginning of period	29,986,806	19,165,652	14,623,445	10,812,337
Warrants exercised	974,000	974,000	3,924,333	1,988,000
Options exercised	5,000	4,500	165,000	88,500
Shares issued for investment in Pinnacle VRB Limited	2,285,209	3,046,601	3,000,000	3,000,000
Shares issued by way of exchange offering prospectus	-	-	2,400,000	1,077,000
Shares issued by way of brokered private placement	-	-	2,000,000	1,874,815
Shares issued by way of non-brokered private placement	-	-	325,000	325,000
Shares issued for corporate finance fee and finder's fee	-	-	549,028	-
Outstanding, end of period	30,251,015	23,190,753	26,986,806	19,165,652

VANTECK (VRB) TECHNOLOGY CORP.
Notes to the consolidated financial statements
For the Three months ended September 30, 2001

4. Share Capital (CONTINUED)

Share Purchase Warrants

	Outstanding At June 30, 2001	Issued	Exercised	Outstanding at Sept 30, 2001	Exercise price	Expiry date
					$	
Series "A" Warrants	1,233,333	-	-	**1,233,333**	**0.35**	**January 6, 2002**
Series "B" Warrants	954,800	-	(954,800)	-	-	-
Series "C" Warrants	225,000	-	-	**225,000**	**1.00**	**January 25, 2002**
Series "D" Warrants	1,388,000	-	-	**1,388,000**	**1.00**	**January 25, 2002**
Series "E" Warrants	100,000	-	-	**100,000**	**1.00**	**February 7, 2002**
Series "F" Warrants	612,000	-	(5,000)	**607,000**	**1.00**	**February 7, 2002**
Series "G" Warrants	320,000	-	-	**320,000**	**1.00**	**February 7, 2002**
Series "H" Warrants	50,000	-	-	**50,000**	**1.00**	**February 7, 2002**
Agents' Warrants	14,200	-	(14,200)	-	-	-
	4,897,333	-	(974,000)	3,923,333		

Each Warrant is convertible into one common share of the Company.

4. Share Capital (CONTINUED)

Stock Options	Three months ended September 30, 2001	Year ended June 30, 2001
	Number of options	
Outstanding, beginning of period	2,000,000	1,940,000
Options granted	-	225,000
Options exercised	(5,000)	(165,000)
Outstanding, end of period	1,995,000	2,000,000

The options expire as follows:

	Number of options
Exercisable at $0.50 expiring May 5, 2005	1,790,000
Exercisable at $0.90 expiring Dec 7, 2005	205,000
	1,995,000

Subsequent events

Further to the Company's Bidder Statement lodged with the Australian Securities and Investment Commission for all the issued ordinary shares of Pinnacle, as at November 28, 2001 the Company's interest in Pinnacle stood at 34,850,281 shares, being 60.30% of the total issued capital.

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2001

1. ANALYSIS OF EXPENSES

See Statement of Loss and Deficit.

2. RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2001 consulting fees of $36,000 and professional fees of $6,000 were paid or are payable to certain Directors of the Company.

3.(a) SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2001

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

3.(b) OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2001

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2001

		Authorized	Issued	
Class	Par Value	Number	Number	Amount
Common	WPV	Unlimited	30,251,015	$23,190,753

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2001

Security	Number	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	0.35	January 6, 2002
Series "C" Warrants	225,000	1.00	January 25, 2002
Series "D" Warrants	1,388,000	1.00	January 25, 2002
Series "E" Warrants	100,000	1.00	February 7, 2002
Series "F" Warrants	607,000	1.00	February 7, 2002
Series "G" Warrants	320,000	1.00	February 7, 2002
Series "H" Warrants	50,000	1.00	February 7, 2002

Options	1,790,000	$0.50	May 9, 2005
	205,000	$0.90	December 7, 2005

4.(d) SHARES IN ESCROW AS AT SEPTEMBER 30, 2001

A total of 5,000,000 performance shares are held in escrow as at September 30, 2001.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors

Rodney N. Duncan
R. John Fraser
Michael E. Iannacone
Steven C. Kerr
Peter A. Stedwell

Officers

Rodney N. Duncan - President and Chief Executive Officer
Steven C. Kerr - Secretary
Michael E. Iannacone - Chief Financial Officer

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

Operations

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible

Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The TSI/Eskom VRB/VESS unit is the first and largest system to be interpedently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld).

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery/Vanadium Energy Storage System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile

configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa.

Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

The Company reported on November 28, 2001 that its 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid for all of the issued ordinary shares in Pinnacle VRB Limited ("Pinnacle") will close at 7:00 P.M. (Melbourne time) on Wednesday, December 5, 2001. The Company's interest in Pinnacle currently stands at approximately 60%.

The Company's Supplementary Bidder's Statement under section 643 of the Australian Corporations Act outlining the above has been lodged with the Australian Securities and Investment Commission ("ASIC") and Pinnacle and sent to the Australian Stock Exchange ("ASX"). The Company's application for admission to the ASX official list, which was filed on October 31, 2001, will not be proceeding.

Financings

During the quarter the Company received $978,500 via the exercise of 974,000 share purchase warrants at $1.00 per share for proceeds of $974,000 and the exercise of 5,000 stock options at $0.90 per share for $4,500.

Investor Relations Activities

Investor relations activities for the Company are primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	September 30, 2001	01/11/29

ISSUER'S ADDRESS

1650 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2W2	604.669.1605	604.633.4367

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Rodney N. Duncan	President	604.633.4367

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Duneagle@telus.net	www.vanteckvrb.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Rodney N. Duncan"	Rodney N. Duncan	01/11/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY/MM/DD**
"Michael E. Iannacone"	Michael E. Iannacone	01/11/29

(Electronic signatures should be entered in "quotations".)

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2001

1. ANALYSIS OF EXPENSES

See Statement of Loss and Deficit.

2. RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2001 consulting fees of $36,000 and professional fees of $6,000 were paid or are payable to certain Directors of the Company.

3.(a) SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2001

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

3.(b) OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2001

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2001

		Authorized	Issued	
Class	Par Value	Number	Number	Amount
Common	WPV	Unlimited	30,251,015	$23,190,753

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2001

Security	Number	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	0.35	January 6, 2002
Series "C" Warrants	225,000	1.00	January 25, 2002
Series "D" Warrants	1,388,000	1.00	January 25, 2002
Series "E" Warrants	100,000	1.00	February 7, 2002
Series "F" Warrants	607,000	1.00	February 7, 2002
Series "G" Warrants	320,000	1.00	February 7, 2002
Series "H" Warrants	50,000	1.00	February 7, 2002
Options	1,790,000	$0.50	May 9, 2005
	205,000	$0.90	December 7, 2005

4.(d) SHARES IN ESCROW AS AT SEPTEMBER 30, 2001

A total of 5,000,000 performance shares are held in escrow as at September 30, 2001.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors	Officers
Rodney N. Duncan	Rodney N. Duncan - President and Chief Executive Officer
R. John Fraser	Steven C. Kerr - Secretary
Michael E. Iannacone	Michael E. Iannacone - Chief Financial Officer
Steven C. Kerr	
Peter A. Stedwell	

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

Operations

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The

TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The TSI/Eskom VRB/VESS unit is the first and largest system to be interpedently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld).

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery/Vanadium Energy Storage System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa.

Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

The Company reported on November 28, 2001 that its 1 Vanteck share for every 4 Pinnacle shares (1:4) unconditional bid for all of the issued ordinary shares in Pinnacle VRB Limited ("Pinnacle") will close at 7:00 P.M. (Melbourne time) on Wednesday, December 5, 2001. The Company's interest in Pinnacle currently stands at approximately 60%.

The Company's Supplementary Bidder's Statement under section 643 of the Australian Corporations Act outlining the above has been lodged with the Australian Securities and Investment Commission ("ASIC") and Pinnacle and sent to the Australian Stock Exchange ("ASX"). The Company's application for admission to the ASX official list, which was filed on October 31, 2001, will not be proceeding.

Financings

During the quarter the Company received $978,500 via the exercise of 974,000 share purchase warrants at $1.00 per share for proceeds of $974,000 and the exercise of 5,000 stock options at $0.90 per share for $4,500.

Investor Relations Activities

Investor relations activities for the Company are primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	December 31, 2001	02/02/28

ISSUER'S ADDRESS

1650 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2W2	604.669.1605	604.633.4367

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Rodney N. Duncan	President	604.633.4367

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Duneagle@telus.net	www.vanteckvrb.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Rodney N. Duncan"	Rodney N. Duncan	02/02/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Michael E. Iannacone"	Michael E. Iannacone	02/02/28

(Electronic signatures should be entered in "quotations".)

VANTECK (VRB) TECHNOLOGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED DECEMBER 31, 2001 AND 2000

(Prepared without audit)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2001 and 2000
(Prepared without audit)

ASSETS

	Dec 31, 2001 $	June 30, 2001 (audited) $	Dec 31, 2000 $
CURRENT			
Cash and term deposits	1,600,747	1,528,935	786,423
Accounts receivable	5,894	3,454	8,893
Interest receivable	27,345	43,812	11,882
Share subscriptions receivable	13,500	13,500	-
Advances receivable	205,000	-	-
Prepaid expenses	8,757	15,000	-
	1,861,243	1,604,701	807,198
FIXED ASSETS (Note 3)	1,005,808	802,563	-
INVESTMENT IN PINNACLE VRB LIMITED (Note 2)	-	2,379,736	-
OTHER INVESTMENTS	189,126	-	-
LICENSING RIGHTS	1,368,820	1,368,820	1,165,635
DEFERRED EXPENDITURES (Note 4)	2,877,266	-	-
GOODWILL	12,792,845	-	-
	20,095,108	6,155,820	2,355,423

LIABILITIES

CURRENT			
Accounts payable and accrued liabilities	445,957	100,080	61,778
MINORITY INTERST	1,440,661	-	-

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	33,183,407	19,165,652	12,927,087
DEFICIT	(14,972,329)	(13,109,912)	(10,633,442)
CUMULATIVE TRANSLATION ADJUSTMENT	(2,588)	-	-
	18,208,490	6,055,740	2,293,645
	20,095,108	6,155,820	2,355,423

APPROVED ON BEHALF OF THE BOARD

"Rodney N. Duncan"
Director

"Michael E. Iannacone"
Director

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Six Months Ended December 31, 2001 and 2000

(Prepared without audit)

	Three months ended Dec 31 2001 $	Six months ended Dec 31 2001 $	Three months ended Dec 31 2000 $	Six months ended Dec 31 2000 $
REVENUE				
Interest income	16,863	35,641	5,552	15,389
Other income	30,008	30,008	-	-
	46,871	65,649	5,552	15,389
EXPENSES				
Bank Charges	547	768	278	540
Consulting	221,793	370,662	98,449	169,001
Corporate Finance Fees	-	-	-	40,000
Depreciation and amortization	112,298	112,298	-	-
Investor Relations	50,972	66,472	10,500	30,441
Office and General	43,828	62,842	13,698	27,110
Professional Fees	145,330	159,993	9,019	31,142
Regulatory Fees	3,320	8,045	400	1,000
Rent	13,568	21,555	3,189	6,897
Research and Development	84,799	84,799	-	-
Shareholder Communication	10,335	10,335	5,683	9,861
Stock Exchange Listing Fee	17,665	49,348	-	-
Transfer Agent Fees	4,254	6,855	1,855	3,410
Travel and Accommodation	65,057	85,313	54,355	86,497
	773,766	1,039,285	197,426	405,899
OPERATING LOSS	(726,895)	(973,636)	(191,874)	(390,510)
OTHER ITEMS				
Share of Loss of Pinnacle VRB Limited	(121,905)	(296,202)	-	-
Takeover Bid Expenses	(357,927)	(650,900)	-	-
Minority Interest	58,321	58,321	-	-
NET LOSS FOR THE PERIOD	(1,148,406)	(1,862,417)	(191,874)	(390,510)
DEFICIT - BEGINNING OF PERIOD	(13,823,923)	(13,109,912)	(10,441,568)	(10,242,932)
DEFICIT - END OF PERIOD	(14,972,329)	(14,972,329)	(10,633,442)	(10,633,442)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
For The Six Months Ended December 31, 2001 and 2000

(Prepared without audit)

	Three months ended Dec 31 2001 $	Six months ended Dec 31 2001 $	Three months ended Dec 31 2000 $	Six months ended Dec 31 2000 $
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss	(1,148,406)	(1,862,417)	(191,874)	(390,510)
Items not affecting cash:				
Depreciation and amortization	112,298	112,298	-	-
Share of loss of Pinnacle VRB Limited	121,905	296,202	-	-
Minority interest	(58,321)	(58,321)	-	-
	(972,524)	(1,512,238)	(191,874)	(390,510)
Change in non-cash working capital (net of effects of acquisition of subsidiary):				
Decrease (increase) in accounts receivable	6,617	(1,718)	(746)	(4,171)
Decrease (increase) in interest receivable	(3,506)	16,467	(3,000)	(11,882)
Decrease (increase) in advances receivable	-	(205,000)	-	-
Decrease (increase) in prepaid expenses	3,076	18,076	-	-
Increase (decrease) in accounts payable	413,791	273,527	(3,525)	(47,206)
	(552,546)	(1,410,886)	(199,145)	(453,769)
FINANCING ACTIVITIES				
Issuance of common shares	189,000	1,167,500	142,125	1,564,750
INVESTING ACTIVITIES				
Purchase of fixed assets	(12,214)	(166,557)	(382,590)	(382,590)
Cash acquired through acquisition of subsidiary	481,755	481,755	-	-
	469,541	315,198	(382,590)	(382,590)
INCREASE (DECREASE) IN CASH	105,995	71,812	(439,610)	728,391
CASH - BEGINNING OF PERIOD	1,494,752	1,528,935	1,226,033	58,032
CASH - END OF PERIOD	1,600,747	1,600,747	786,423	786,423
SUPPLEMENTARY INFORMATION:				
Issuance of common shares in exchange for Investment in Pinnacle VRB Limited	9,803,654	12,850,255	-	-

1. Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation and operations

The consolidated financial statements include the accounts of Vanteck (VRB) Technology Corp., its wholly-owned subsidiary Vanteck International Limited and its controlled subsidiary Pinnacle VRB Limited ("Pinnacle"). The results of operations include the accounts of Pinnacle from the date of acquisition of control (November 27, 2001) to the period ended December 31, 2001.

Investment

Investment in Pinnacle VRB Limited was accounted for using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

Fixed assets

Fixed assets primarily represent the costs directly related to the construction and installation of the Vanadium Redox Battery technology, are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

Deferred Expenditures

Deferred expenditures represent expenditures incurred by Pinnacle VRB Limited in relation to the VRB technology and are being amortized over ten years.

Goodwill

Goodwill represents the amount paid by the Company in excess of the book value of net assets acquired of Pinnacle VRB Limited. The portion relating to the period on or prior to June 30, 2001 will be amortized over a period to be finalized by management while the portion relating to the period after June 30, 2001 will remain capitalized and its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

Licensing rights

Licensing rights are stated at cost and will be deprecia ted over their estimated useful life on a basis to be determined by management.

2. Investment in Pinnacle VRB Limited

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), an Australian Stock Exchange listed company, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share.

On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001 the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares. On December 5, 2001 the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 76.19% of the issued Pinnacle ordinary shares as of December 31, 2001.

3. Fixed assets

	December 31, 2001			June 30, 2001
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Net Book Value
	$	**$**	**$**	$
Office furniture and equipment	**85,570**	**48,882**	**36,688**	-
Cell stacks	**698,167**	**-**	**698,167**	698,167
Power supply and other	**270,953**	**-**	**270,953**	104,396
	1,054,690	**48,882**	**1,005,808**	802,563

4. Deferred Expenditures

	December 31, 2001	**June 30, 2001**
	$	**$**
Deferred VRB Licence Acquisition Expenditures	3,487,594	-
Less Accumulated Amortization	610,328	-
	2,877,266	-

5. Share Capital

Authorized

An unlimited number of common shares without par value

Common shares

	6 months ended December 31, 2001		Year ended June 30, 2001	
	Number of shares	**Amount**	Number of shares	Amount
		$		$
Outstanding, beginning of period	**29,986,806**	**19,165,652**	14,623,445	10,812,33 7
Warrants exercised	**1,154,000**	**1,154,000**	3,924,333	1,988,000
Options exercised	**15,000**	**13,500**	165,000	88,500
Shares issued for investment in Pinnacle VRB Limited	**8,596,788**	**12,850,255**	3,000,000	3,000,000
Shares issued by way of exchange offering prospectus	-	-	2,400,000	1,077,000
Shares issued by way of brokered private placement	-	-	2,000,000	1,874,815
Shares issued by way of non-brokered private placement	-	-	325,000	325,000
Shares issued for corporate finance fee and finder's fee	-	-	549,028	-
Outstanding, end of period	**36,752,594**	**33,183,407**	26,986,806	19,165,65 2

4. Share Capital (Continued))

Share Purchase Warrants

	Outstanding At June 30, 2001	Issued	Exercised	Outstanding at Dec 31,, 2001	Exercise price	Expiry date
					$	
Series "A" Warrants	1,233,333	-	-	**1,233,333**	**0.35**	**January 6, 2002**
Series "B" Warrants	954,800	-	(954,800)	-	-	-
Series "C" Warrants	225,000	-	-	**225,000**	**1.00**	**January 25, 2002**
Series "D" Warrants	1,388,000	-	-	**1,388,000**	**1.00**	**January 25, 2002**
Series "E" Warrants	100,000	-	-	**100,000**	**1.00**	**February 7, 2002**
Series "F" Warrants	612,000	-	(5,000)	**607,000**	**1.00**	**February 7, 2002**
Series "G" Warrants	320,000	-	(130,000)	**190,000**	**1.00**	**February 7, 2002**
Series "H" Warrants	50,000	-	50,000	-	**1.00**	**February 7, 2002**
Agents' Warrants	14,200	-	(14,200)	-	-	-
	4,897,333	-	(1,154,000)	**3,743,333**		

Each Warrant is convertible into one common share of the Company.

4. Share Capital (Continued)

Stock Options	Six months ended December 31, 2001	Year ended June 30, 2001
	Number of options	
Outstanding, beginning of period	2,000,000	1,940,000
Options granted	-	225,000
Options exercised	(15,000)	(165,000)
Outstanding, end of period	1,985,000	2,000,000

The options expire as follows:

	Number of options
Exercisable at $0.50 expiring May 5, 2005	1,790,000
Exercisable at $0.90 expiring Dec 7, 2005	195,000
	1,985,000

6. Subsequent Events

Subsequent to the end of the period, during January 2002 1,233,333 Series "A" warrants were exercised for proceeds of $431,667.

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

1. ANALYSIS OF EXPENSES

See Statement of Loss and Deficit.

2. RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2001 consulting fees of $72,000 and professional fees of $18,000 were paid or are payable to certain Directors of the Company.

3.(a) SECURITIES ISSUED

(i). DURING THE QUARTER ENDED SEPTEMBER 30, 2001:

- **954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;**
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(ii). DURING THE QUARTER ENDED DECEMBER 31, 2001:

- 130,000 common shares pursuant to the exercise of Series "G" share purchase warrants at $1.00 for proceeds of $130,000;
- 50,000 common shares pursuant to the exercise of Series "H" share purchase warrants at $1.00 for proceeds of $50,000;
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000;
- 6,311,579 common shares in exchange for 25,246,389 shares of Pinnacle pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED DECEMBER 31, 2001

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	Unlimited	36,752,594	$33,183,407

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001

Security	Number	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	0.35	January 6, 2002
Series "C" Warrants	225,000	1.16	January 25, 2003
Series "D" Warrants	1,388,000	1.16	January 25, 2003
Series "E" Warrants	100,000	1.16	February 7, 2003
Series "F" Warrants	607,000	1.16	February 7, 2003
Series "G" Warrants	190,000	1.16	February 7, 2003
Options	1,790,000	$0.50	May 9, 2005
	195,000	$0.90	December 7, 2005

On December 18, 2001 the Company received Canadian Venture Exchange acceptance to the extension and repricing of its Series "C", "D", "E", "F" and "G" Warrants for 1 year, exercisable at $1.16 (formerly $1.00)

4.(d) SHARES IN ESCROW AS AT DECEMBER 31, 2001

A total of 5,000,000 performance shares are held in escrow as at December 31, 2001.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors

Rodney N. Duncan
R. John Fraser
Michael E. Iannacone
David I. McLaughlin
Donald Nicholson
Peter A. Stedwell

Officers

Rodney N. Duncan - President and Chief Executive Officer
Donal Nicholson – Chief Operating Officer
Michael E. Iannacone - Chief Financial Officer

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

Operations

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been

purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The TSI/Eskom VRB/VESS unit is the first and largest system to be interpedently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld).

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery/Vanadium Energy Storage System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa.

Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed. A total of 8,596,788 shares of the Company were issued to shareholders of Pinnacle in exchange for a total of 34,387,268 shares of Pinnacle.

As a result of the bid and of the acquisition of Pinnacle shares from Federation during January, 2001, the Company held 76.19% of the issued Pinnacle ordinary shares as of December 31, 2001.

Financings

During the six months ended December 31, 2001 the Company received $1,167,500 via the exercise of 1,154,000 share purchase warrants at $1.00 per share for proceeds of $1,154,000 and the exercise of 15,000 stock options at $0.90 per share for $13,500.

Investor Relations Activities

Investor relations activities for the Company are primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses.

Subsequent Events

Subsequent to December 31, 2001;

a). Mr. Donald Nicholson was appointed as a Director and Chief Operating Officer of the Company and Mr. David McLaughlin was appointed as a Director. Mr. Steven Kerr resigned as a Director and Secretary of the Company; and

b). The Company announced on January 30, 2002 it has entered into an agreement to supply PacifiCorp with a 250 kW – 2000 kWh (8 hour) Vanadium Energy Storage System ("VESS"). PacifiCorp, a subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington,

Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VESS unit, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. Installation and commissioning of the VESS unit is scheduled to be completed by June 30, 2002. The stored energy and voltage support available through this VESS unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh VESS unit is the first large-scale commercial user-based application of VESS technology in North America.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	December 31, 2001	02/03/21

ISSUER'S ADDRESS

1650 – 999 West Hastings Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 2W2	604.669.1605	604.633.4367

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Rodney N. Duncan	President	604.633.4367

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Duneagle@telus.net	www.vanteckvrb.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Rodney N. Duncan"	Rodney N. Duncan	02/03/21

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Michael E. Iannacone"	Michael E. Iannacone	02/03/21

(Electronic signatures should be entered in "quotations".)

AMENDED

VANTECK (VRB) TECHNOLOGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED DECEMBER 31, 2001 AND 2000

(Prepared without audit)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2001 and 2000
(Prepared without audit)

ASSETS

	Dec 31, 2001 $	June 30, 2001 (audited) $	Dec 31, 2000 $
CURRENT			
Cash and term deposits	1,400,747	1,528,935	786,423
Accounts receivable	5,894	3,454	8,893
Interest receivable	44,222	43,812	11,882
Share subscriptions receivable	13,500	13,500	-
Advances receivable (Note 3)	647,280	-	-
Prepaid expenses	8,757	15,000	-
	2,120,400	1,604,701	807,198
FIXED ASSETS (Note 4)	863,528	802,563	-
INVESTMENT IN PINNACLE VRB LIMITED (Note 2)	-	2,379,736	-
OTHER INVESTMENTS	189,126	-	-
LICENSING RIGHTS	1,368,820	1,368,820	1,165,635
DEFERRED EXPENDITURES (Note 5)	2,877,266	-	-
GOODWILL	12,792,845	-	-
	20,211,985	6,155,820	2,355,423

LIABILITIES

CURRENT			
Accounts payable and accrued liabilities	445,957	100,080	61,778
MINORITY INTERST	1,440,661	-	-

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	33,183,407	19,165,652	12,927,087
DEFICIT	(14,855,452)	(13,109,912)	(10,633,442)
CUMULATIVE TRANSLATION ADJUSTMENT	(2,588)	-	-
	18,325,367	6,055,740	2,293,645
	20,211,985	6,155,820	2,355,423

APPROVED ON BEHALF OF THE BOARD

"Rodney N. Duncan"
Director

"Michael E. Iannacone"
Director

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Six Months Ended December 31, 2001 and 2000

(Prepared without audit)

	Three months ended Dec 31 2001 $	Six months ended Dec 31 2001 $	Three months ended Dec 31 2000 $	Six months ended Dec 31 2000 $
REVENUE				
Interest income	33,740	52,518	5,552	15,389
Other income	30,008	30,008	-	-
	63,748	82,526	5,552	15,389
EXPENSES				
Bank Charges	547	768	278	540
Consulting	171,793	320,662	98,449	169,001
Corporate Finance Fees	-	-	-	40,000
Depreciation and amortization	112,298	112,298	-	-
Investor Relations	50,972	66,472	10,500	30,441
Office and General	43,828	62,842	13,698	27,110
Professional Fees	145,330	159,993	9,019	31,142
Regulatory Fees	3,320	8,045	400	1,000
Rent	13,568	21,555	3,189	6,897
Research and Development	34,799	34,799	-	-
Shareholder Communication	10,335	10,335	5,683	9,861
Stock Exchange Listing Fee	17,665	49,348	-	-
Transfer Agent Fees	4,254	6,855	1,855	3,410
Travel and Accommodation	65,057	85,313	54,355	86,497
	673,766	939,285	197,426	405,899
OPERATING LOSS	(610,018)	(856,759)	(191,874)	(390,510)
OTHER ITEMS				
Share of Loss of Pinnacle VRB Limited	(121,905)	(296,202)	-	-
Takeover Bid Expenses	(357,927)	(650,900)	-	-
Minority Interest	58,321	58,321	-	-
NET LOSS FOR THE PERIOD	(1,031,529)	(1,745,540)	(191,874)	(390,510)
DEFICIT - BEGINNING OF PERIOD	(13,823,923)	(13,109,912)	(10,441,568)	(10,242,932)
DEFICIT - END OF PERIOD	(14,855,452)	(14,855,452)	(10,633,442)	(10,633,442)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
For The Six Months Ended December 31, 2001 and 2000

(Prepared without audit)

	Three months ended Dec 31 2001 $	Six months ended Dec 31 2001 $	Three months ended Dec 31 2000 $	Six months ended Dec 31 2000 $
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss	(1,031,529)	(1,745,540)	(191,874)	(390,510)
Items not affecting cash:				
Depreciation and amortization	112,298	112,298	-	-
Share of loss of Pinnacle VRB Limited	121,905	296,202	-	-
Minority interest	(58,321)	(58,321)	-	-
	(855,647)	(1,395,361)	(191,874)	(390,510)
Change in non-cash working capital (net of effects of acquisition of subsidiary):				
Decrease (increase) in accounts receivable	6,617	(1,718)	(746)	(4,171)
Decrease (increase) in interest receivable	(20,383)	(410)	(3,000)	(11,882)
Decrease (increase) in advances receivable	(347,280)	(647,280)	-	-
Decrease (increase) in prepaid expenses	3,076	18,076	-	-
Increase (decrease) in accounts payable	461,071	273,527	(3,525)	(47,206)
	(752,546)	(1,753,166)	(199,145)	(453,769)
FINANCING ACTIVITIES				
Issuance of common shares	189,000	1,167,500	142,125	1,564,750
INVESTING ACTIVITIES				
Purchase of fixed assets	(12,214)	(24,277)	(382,590)	(382,590)
Cash acquired through acquisition of subsidiary	481,755	481,755	-	-
	469,541	457,478	(382,590)	(382,590)
INCREASE (DECREASE) IN CASH	(94,005)	(128,188)	(439,610)	728,391
CASH - BEGINNING OF PERIOD	1,494,752	1,528,935	1,226,033	58,032
CASH - END OF PERIOD	1,400,747	1,400,747	786,423	786,423
SUPPLEMENTARY INFORMATION:				
Issuance of common shares in exchange for Investment in Pinnacle VRB Limited	9,803,654	12,850,255	-	-

1. Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation and operations

The consolidated financial statements include the accounts of Vanteck (VRB) Technology Corp., its wholly-owned subsidiary Vanteck International Limited and its controlled subsidiary Pinnacle VRB Limited ("Pinnacle"). The results of operations include the accounts of Pinnacle from the date of acquisition of control (November 27, 2001) to the period ended December 31, 2001.

Investment

Investment in Pinnacle VRB Limited was accounted for using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

Fixed assets

Fixed assets primarily represent the costs directly related to the construction and installation of the Vanadium Redox Battery technology, are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

Deferred Expenditures

Deferred expenditures represent expenditures incurred by Pinnacle VRB Limited in relation to the VRB technology and are being amortized over ten years.

Goodwill

Goodwill represents the amount paid by the Company in excess of the book value of net assets acquired of Pinnacle VRB Limited. The portion relating to the period on or prior to June 30, 2001 will be amortized over a period to be finalized by management while the portion relating to the period after June 30, 2001 will remain capitalized and its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

Licensing rights

Licensing rights are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

2. Investment in Pinnacle VRB Limited

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), an Australian Stock Exchange listed company, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share.

On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001 the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares. On December 5, 2001 the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 76.19% of the issued Pinnacle ordinary shares as of December 31, 2001.

3. Advances Receivable

	December 31, 2001 $	June 30, 2001 $
?? advances to ParaLynx Internet Inc., a B.C. Company with interest at 10%, due between August 8, 2002 to October 31, 2002, secured by promissory notes	300,000	-
?? advance to Tuscan Thunder Pty Ltd, an Australian company, with no fixed term of repayment and interest	205,000	-
?? advance to a B.C. company with a common director, due 30 days after demand, with a bonus of $10,000 due on repayment and with interest at Bank of Montreal prime rate plus 3% calculated from the due date, secured by a promissory note. A portion of this amount has subsequently been repaid to date.	142,280	-
	647,280	-

4. Fixed Assets

	December 31, 2001			June 30, 2001
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office furniture and equipment	**85,570**	**48,882**	**36,688**	-
Cell stacks	**698,167**	-	**698,167**	698,167
Power supply and other	**128,673**	-	**128,673**	104,396
	912,410	**48,882**	**863,528**	802,563

5. Deferred Expenditures

	December 31, 2001 $	June 30, 2001 $
Deferred VRB Licence Acquisition Expenditures	3,487,594	-
Less Accumulated Amortization	610,328	-
	2,877,266	-

6. Share Capital

Authorized

An unlimited number of common shares without par value

Common shares

	6 months ended December 31, 2001		Year ended June 30, 2001	
	Number of shares	Amount $	Number of shares	Amount $
Outstanding, beginning of period	**29,986,806**	**19,165,652**	14,623,445	10,812,337
Warrants exercised	**1,154,000**	**1,154,000**	3,924,333	1,988,000
Options exercised	**15,000**	**13,500**	165,000	88,500
Shares issued for investment in Pinnacle VRB Limited	**8,596,788**	**12,850,255**	3,000,000	3,000,000
Shares issued by way of exchange offering prospectus	-	-	2,400,000	1,077,000
Shares issued by way of brokered private placement	-	-	2,000,000	1,874,815
Shares issued by way of non-brokered private placement	-	-	325,000	325,000
Shares issued for corporate finance fee and finder's fee	-	-	549,028	-
Outstanding, end of period	**36,752,594**	**33,183,407**	26,986,806	19,165,652

6. SHARE CAPITAL (Continued))

Share Purchase Warrants

	Outstanding At June 30, 2001	Issued	Exercised	**Outstanding at Dec 31,, 2001**	**Exercise price**	**Expiry date**
					$	
Series "A" Warrants	1,233,333	-	-	**1,233,333**	**0.35**	**January 6, 2002**
Series "B" Warrants	954,800	-	(954,800)	-	-	-
Series "C" Warrants	225,000	-	-	**225,000**	**1.00**	**January 25, 2002**
Series "D" Warrants	1,388,000	-	-	**1,388,000**	**1.00**	**January 25, 2002**
Series "E" Warrants	100,000	-	-	**100,000**	**1.00**	**February 7, 2002**
Series "F" Warrants	612,000	-	(5,000)	**607,000**	**1.00**	**February 7, 2002**
Series "G" Warrants	320,000	-	(130,000)	**190,000**	**1.00**	**February 7, 2002**
Series "H" Warrants	50,000	-	50,000	-	**1.00**	**February 7, 2002**
Agents' Warrants	14,200	-	(14,200)	-	-	-
	4,897,333	-	(1,154,000)	**3,743,333**		

Each Warrant is convertible into one common share of the Company.

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

1. ANALYSIS OF EXPENSES

See Statement of Loss and Deficit.

2. RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2001 consulting fees of $72,000 and professional fees of $18,000 were paid or are payable to certain Directors of the Company. Refer also to the notes to the financial statements.

3.(a) SECURITIES ISSUED

(i). DURING THE QUARTER ENDED SEPTEMBER 30, 2001:

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(ii). DURING THE QUARTER ENDED DECEMBER 31, 2001:

- 130,000 common shares pursuant to the exercise of Series "G" share purchase warrants at $1.00 for proceeds of $130,000;
- 50,000 common shares pursuant to the exercise of Series "H" share purchase warrants at $1.00 for proceeds of $50,000;
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000;
- 6,311,579 common shares in exchange for 25,246,389 shares of Pinnacle pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED DECEMBER 31, 2001

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	Unlimited	36,752,594	$33,183,407

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001

Security	Number	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	0.35	January 6, 2002
Series "C" Warrants	225,000	1.16	January 25, 2003
Series "D" Warrants	1,388,000	1.16	January 25, 2003
Series "E" Warrants	100,000	1.16	February 7, 2003
Series "F" Warrants	607,000	1.16	February 7, 2003
Series "G" Warrants	190,000	1.16	February 7, 2003
Options	1,790,000	$0.50	May 9, 2005
	195,000	$0.90	December 7, 2005

On December 18, 2001 the Company received Canadian Venture Exchange acceptance to the extension and repricing of its Series "C", "D", "E", "F" and "G" Warrants for 1 year, exercisable at $1.16 (formerly $1.00)

4.(d) SHARES IN ESCROW AS AT DECEMBER 31, 2001

A total of 5,000,000 performance shares are held in escrow as at December 31, 2001.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors

Rodney N. Duncan
R. John Fraser
Michael E. Iannacone
Peter A. Stedwell

Officers

Rodney N. Duncan - President and Chief Executive Officer
Donald Nicholson – Executive Vice President
Michael E. Iannacone - Chief Financial Officer

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

Operations

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in

South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The TSI/Eskom VRB/VESS unit is the first and largest system to be interpedently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld).

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery/Vanadium Energy Storage System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa.

Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed. A total of 8,596,788 shares of the Company were issued to shareholders of Pinnacle in exchange for a total of 34,387,268 shares of Pinnacle.

As a result of the bid and of the acquisition of Pinnacle shares from Federation during January, 2001, the Company held 76.19% of the issued Pinnacle ordinary shares as of December 31, 2001.

Financings

During the six months ended December 31, 2001 the Company received $1,154,000 via the exercise of 1,154,000 share purchase warrants at $1.00 per share and $13,500 is receivable from the exercise of 15,000 stock options at $0.90 per share.

Investor Relations Activities

Investor relations activities for the Company are primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses.

Subsequent Events

Subsequent to December 31, 2001;

a). Mr. Steven Kerr resigned as a Director and Secretary of the Company; and

b). The Company announced on January 30, 2002 it has entered into an agreement to supply PacifiCorp with a 250 kW – 2000 kWh (8 hour) Vanadium Energy Storage System ("VESS"). PacifiCorp, a subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion

in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VESS unit, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. Installation and commissioning of the VESS unit is scheduled to be completed by June 30, 2002. The stored energy and voltage support available through this VESS unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh VESS unit is the first large-scale commercial user-based application of VESS technology in North America.

6. SHARE CAPITAL (Continued)

Stock Options	Six months ended December 31, 2001	Year ended June 30, 2001
	Number of options	
Outstanding, beginning of period	2,000,000	1,940,000
Options granted	-	225,000
Options exercised	(15,000)	(165,000)
Outstanding, end of period	1,985,000	2,000,000

The options expire as follows:

	Number of options
Exercisable at $0.50 expiring May 5, 2005	1,790,000
Exercisable at $0.90 expiring Dec 7, 2005	195,000
	1,985,000

7. Subsequent events

Subsequent to the end of the period, during January 2002 1,233,333 Series "A" warrants were exercised for proceeds of $431,667, of which $52,500 remains outstanding to date.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	December 31, 2001	02/03/21

ISSUER'S ADDRESS

1650 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2W2	604.669.1605	604.633.4367

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Rodney N. Duncan	President	604.633.4367

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Duneagle@telus.net	www.vanteckvrb.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED 02/03/21
"Rodney N. Duncan"	Rodney N. Duncan	01/11/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Michael E. Iannacone"	Michael E. Iannacone	02/03/21

(Electronic signatures should be entered in "quotations".)

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

1. ANALYSIS OF EXPENSES

See Statement of Loss and Deficit.

2. RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2001 consulting fees of $72,000 and professional fees of $18,000 were paid or are payable to certain Directors of the Company. Refer also to the notes to the financial statements.

3.(a) SECURITIES ISSUED

(i). DURING THE QUARTER ENDED SEPTEMBER 30, 2001:

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(ii). DURING THE QUARTER ENDED DECEMBER 31, 2001:

- 130,000 common shares pursuant to the exercise of Series "G" share purchase warrants at $1.00 for proceeds of $130,000;
- 50,000 common shares pursuant to the exercise of Series "H" share purchase warrants at $1.00 for proceeds of $50,000;
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000;
- 6,311,579 common shares in exchange for 25,246,389 shares of Pinnacle pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED DECEMBER 31, 2001

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001

		Authorized	Issued	
Class	Par Value	Number	Number	Amount

Common	WPV	Unlimited	36,752,594	$33,183,407

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001

Security	Number	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	0.35	January 6, 2002
Series "C" Warrants	225,000	1.16	January 25, 2003
Series "D" Warrants	1,388,000	1.16	January 25, 2003
Series "E" Warrants	100,000	1.16	February 7, 2003
Series "F" Warrants	607,000	1.16	February 7, 2003
Series "G" Warrants	190,000	1.16	February 7, 2003
Options	1,790,000	$0.50	May 9, 2005
	195,000	$0.90	December 7, 2005

On December 18, 2001 the Company received Canadian Venture Exchange acceptance to the extension and repricing of its Series "C", "D", "E", "F" and "G" Warrants for 1 year, exercisable at $1.16 (formerly $1.00)

4.(d) SHARES IN ESCROW AS AT DECEMBER 31, 2001

A total of 5,000,000 performance shares are held in escrow as at December 31, 2001.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors	Officers
Rodney N. Duncan	Rodney N. Duncan - President and Chief Executive Officer
R. John Fraser	Donald Nicholson – Executive Vice President
Michael E. Iannacone	Michael E. Iannacone - Chief Financial Officer
Peter A. Stedwell	

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended December 31, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load leveling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

Operations

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC

line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The TSI/Eskom VRB/VESS unit is the first and largest system to be interpedently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld).

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's Vanadium Redox Battery/Vanadium Energy Storage System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom, Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC

power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB-VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB-VESS system launch.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa.

Mr. Rodney Duncan and Mr. John Fraser were elected to the Board of Pinnacle VRB Limited ("Pinnacle") at the Pinnacle general meeting of shareholders held in Melbourne, Australia on October 22, 2001 as the representatives of the Company. The Pinnacle Board now consists of Mr. Rodney Duncan, Mr. John Fraser, Mr. John Anderson and Mr. Peter Williams.

On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed. A total of 8,596,788 shares of the Company were issued to shareholders of Pinnacle in exchange for a total of 34,387,268 shares of Pinnacle.

As a result of the bid and of the acquisition of Pinnacle shares from Federation during January, 2001, the Company held 76.19% of the issued Pinnacle ordinary shares as of December 31, 2001.

Financings

During the six months ended December 31, 2001 the Company received $1,154,000 via the exercise of 1,154,000 share purchase warrants at $1.00 per share and $13,500 is receivable from the exercise of 15,000 stock options at $0.90 per share.

Investor Relations Activities

Investor relations activities for the Company are primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses.

Subsequent Events

Subsequent to December 31, 2001;

a). Mr. Steven Kerr resigned as a Director and Secretary of the Company; and

b). The Company announced on January 30, 2002 it has entered into an agreement to supply PacifiCorp with a 250 kW – 2000 kWh (8 hour) Vanadium Energy Storage System ("VESS"). PacifiCorp, a subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VESS unit, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. Installation and commissioning of the VESS unit is scheduled to be completed by June 30, 2002. The stored energy and voltage support available through this VESS unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh VESS unit is the first large-scale commercial user-based application of VESS technology in North America.

C2 OCT 21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	March 31, 2002	02/05/23

ISSUER'S ADDRESS

1645 – 701 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V7Y 1C6	604.681-4923	604.697-8820

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Donald Nicholson	President and Chief Executive Officer	604.697-8820

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@vrbpower.com	www.vrbpower.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald Nicholson"	Donald Nicholson	02/05/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Stedwell"	Peter Stedwell	02/05/23

(Electronic signatures should be entered in "quotations".)

VANTECK (VRB) TECHNOLOGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2002 AND 2001

(Prepared without audit)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED BALANCE SHEETS
As at March 31, 2002 and 2001
(Prepared without audit)

	Mar 31, 2002 $	June 30, 2001 (audited) $	Mar 31, 2001 $
ASSETS			
CURRENT			
Cash and term deposits	961,113	1,528,935	2,211,978
Accounts receivable	29,198	3,454	8,950
Interest receivable	34,458	43,812	20,882
Share subscriptions receivable (Note 7)	75,000	13,500	-
Advances receivable (Note 3)	597,280	-	-
Prepaid expenses	17,733	15,000	-
Construction in progress	109,940	-	-
	1,824,722	1,604,701	2,241,810
FIXED ASSETS (Note 4)	877,462	802,563	437,446
INVESTMENT IN PINNACLE VRB LIMITED (Note 2)	-	2,379,736	4,238,835
LICENSING RIGHTS	1,368,820	1,368,820	1,165,635
DEFERRED EXPENDITURES (Note 5)	2,910,549	-	-
GOODWILL	12,744,404	-	-
	19,725,957	6,155,820	8,083,726
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	233,428	100,080	39,528
MINORITY INTEREST	1,741,101	-	-
SHAREHOLDERS' EQUITY			
SHARE CAPITAL (Note 6)	33,624,073	19,165,652	19,118,613
DEFICIT	(16,019,921)	(13,109,912)	(11,074,415)
CUMULATIVE TRANSLATION ADJUSTMENT	147,276	-	-
	17,751,428	6,055,740	8,044,198
	19,725,957	6,155,820	8,083,726

APPROVED ON BEHALF OF THE BOARD

"Donald Nicholson"
Director

"Peter Stedwell"
Director

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the nine months ended March 31, 2002 and 2001
(Prepared without audit)

	Three months ended Mar 31, 2002 $	Nine months ended Mar 31, 2002 $	Three months ended Mar 31, 2001 $	Nine months ended Mar 31, 2001 $
REVENUES				
Royalties received	47,784	47,784	-	-
Interest income	21,172	73,690	16,003	31,392
Other income	-	30,008	-	-
	68,956	151,482	16,003	31,392
EXPENSES				
Bank Charges	966	1,734	209	749
Consulting	372,300	692,962	109,349	278,350
Corporate Finance Fees	-	-	185,461	225,461
Depreciation and amortization	142,559	254,857	-	-
Investor Relations	14,000	35,000	19,000	49,441
Office and General	41,581	104,423	14,578	41,688
Professional Fees	250,021	410,014	46,081	77,223
Regulatory Fees	4,345	12,390	6,613	7,613
Rent	26,504	48,059	3,206	10,103
Research and Development	53,329	88,128	-	-
Shareholder Communication	45,632	55,967	-	9,861
Stock Exchange Listing Costs	24,719	119,539	-	-
Transfer Agent Fees	13,132	19,987	1,516	4,926
Travel and Accommodation	90,120	175,433	70,963	157,460
	1,079,208	2,018,493	456,976	862,875
OPERATING LOSS	(1,010,252)	(1,867,011)	(440,973)	(831,483)
OTHER ITEMS				
Write-down of investment	(189,126)	(189,126)	-	-
Share of Loss of Pinnacle VRB Limited	-	(296,202)	-	-
Takeover Bid Expenses	(88,126)	(739,026)	-	-
Minority Interest	123,035	181,356	-	-
NET LOSS FOR THE PERIOD	(1,164,469)	(2,910,009)	(440,973)	(831,483)
DEFICIT - BEGINNING OF PERIOD	(14,855,452)	(13,109,912)	(10,633,442)	(10,242,932)
DEFICIT – END OF PERIOD	(16,019,921)	(16,019,921)	(11,074,415)	(11,074,415)

VANTECK (VRB) TECHNOLOGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
For the nine months ended March 31, 2002 and 2001
(Prepared without audit)

	Three months ended Mar 31, 2002 $	Nine months ended Mar 31, 2002 $	Three months ended Mar 31, 2001 $	Nine months ended Mar 31, 2001 $
OPERATING ACTIVITIES				
Net loss	(1,164,469)	(2,910,009)	(440,973)	(831,483)
Items not affecting cash:				
Depreciation and amortization	142,559	254,857	-	-
Write-down of investment	189,126	189,126	-	-
Share of loss of Pinnacle VRB Limited	-	296,202	-	-
Minority interest	(123,035)	(181,356)	-	-
	(955,819)	(2,351,180)	(440,973)	(831,483)
Change in non-cash working capital (net of effects of acquisition of subsidiary):				
Decrease (increase) in accounts receivable	(23,304)	(25,022)	(11,939)	(16,110)
Decrease (increase) in interest receivable	9,764	9,354	2,882	(9,000)
Decrease (increase) in share subscriptions receivable	(61,500)	(61,500)	-	-
Decrease (increase) in advances receivable	50,000	(597,280)	-	-
Decrease (increase) in prepaid expenses	(8,976)	9,100	-	-
Decrease (increase) in construction in progress	(109,940)	(109,940)	-	-
Increase (decrease) in accounts payable	(190,166)	83,361	(22,250)	(69,456)
	(1,289,941)	(3,043,107)	(472,280)	(926,049)
FINANCING ACTIVITIES				
Issuance of common shares	440,666	1,608,166	3,191,526	4,756,276
Shares issued by subsidiary to minority interest	423,575	423,575	-	-
	864,241	2,031,741	3,191,526	4,756,276
INVESTING ACTIVITIES				
Purchase of fixed assets	(13,934)	(38,211)	(54,856)	(437,446)
Investment in Pinnacle VRB Limited	-	-	(1,238,835)	(1,238,835)
Cash acquired through acquisition of subsidiary	-	481,755	-	-
	(13,934)	443,544	(1,293,691)	(1,676,281)
INCREASE (DECREASE) IN CASH	(439,634)	(567,822)	1,425,555	2,153,946
CASH - BEGINNING OF PERIOD	1,400,747	1,528,935	786,423	58,032
CASH - END OF PERIOD	961,113	961,113	2,211,978	2,211,978
SUPPLEMENTARY INFORMATION:				
Issuance of common shares in exchange for Investment in Pinnacle VRB Limited	-	12,850,255	3,000,000	3,000,000

1. Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation and operations

The consolidated financial statements include the accounts of Vanteck (VRB) Technology Corp., its wholly-owned subsidiary Vanteck International Limited and its controlled subsidiary Pinnacle VRB Limited ("Pinnacle"). The results of operations include the accounts of Pinnacle from the date of acquisition of control (November 27, 2001) to the period ended March 31, 2002.

Investment

Investment in Pinnacle VRB Limited was accounted for using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

Fixed assets

Fixed assets primarily represent the costs directly related to the construction and installation of the Vanadium Redox Battery technology, are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

Deferred Expenditures

Deferred expenditures represent expenditures incurred by Pinnacle VRB Limited in relation to the VRB technology and are being amortized over ten years.

Goodwill

Goodwill represents the amount paid by the Company in excess of the book value of net assets acquired of Pinnacle VRB Limited. The portion relating to the period on or prior to June 30, 2001 will be amortized over a period to be finalized by management while the portion relating to the period after June 30, 2001 will remain capitalized and its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

Licensing rights

Licensing rights are stated at cost and will be depreciated over their estimated useful life on a basis to be determined by management.

2. Investment in Pinnacle VRB Limited

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle"), an Australian Stock Exchange listed company, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share.

On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001 the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares. On December 5, 2001 the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of March 31, 2002.

3. Advances Receivable

	March 31, 2002 $	June 30, 2001 $
Advances to ParaLynx Internet Inc., a B.C. company with interest at 10%, due between August 8, 2002 to October 31, 2002, secured by promissory notes and a mortgage over real property	300,000	-
Advance to Tuscan Thunder Pty Ltd, an Australian company, with no fixed term of repayment and interest	205,000	-
Advance to a B.C. company with a common director, due 30 days after demand, with a bonus of $10,000 due on repayment and with interest at Bank of Montreal prime rate plus 3% calculated from the due date, secured by a promissory note. (Subsequent to March 31, 2002 the principal amount plus interest was paid in full)	92,280	-
	597,280	-

4. Fixed Assets

	March 31, 2002			June 30, 2001
	Cost $	Accumulated Depreciation $	Net Book Value $	Net Book Value $
Office furniture and equipment	105,710	55,088	50,622	-
Cell stacks	698,167	-	698,167	698,167
Power supply and other	128,673	-	128,673	104,396
	932,550	55,088	877,462	802,563

5. Deferred Expenditures

	March 31, 2002 $	June 30, 2001 $
Deferred VRB Licence Acquisition Expenditures	3,638,186	-
Less: Accumulated Amortization	727,637	-
	2,910,549	-

6. Share Capital

Authorized

An unlimited number of common shares without par value

Common shares issued	**Nine months ended March 31, 2002**		Year ended June 30, 2001	
	Number of shares	**Amount $**	Number of shares	Amount $
Outstanding, beginning of period	26,986,806	19,165,652	14,623,445	10,812,337
Warrants exercised	2,387,333	1,585,666	3,924,333	1,988,000
Options exercised	25,000	22,500	165,000	88,500
Shares issued for investment in Pinnacle VRB Limited	8,596,788	12,850,255	3,000,000	3,000,000
Shares issued by way of exchange offering prospectus	-	-	2,400,000	1,077,000
Shares issued by way of brokered private placement	-	-	2,000,000	1,874,815
Shares issued by way of non-brokered private placement	-	-	325,000	325,000
Shares issued for corporate finance fee and finder's fee	-	-	549,028	-
Outstanding, end of period	37,995,927	33,624,073	26,986,806	19,165,652

6. Share Capital (Continued)

Share Purchase Warrants

	Outstanding at June 30, 2001	Issued	Exercised	**Outstanding at Mar 31, 2002**	Exercise Price $	Expiry Date
Series "A" Warrants	1,233,333	-	(1,233,333)	-		
Series "B" Warrants	954,800	-	(954,800)	-		
Series "C" Warrants	225,000	-	-	225,000	1.16	January 25, 2003
Series "D" Warrants	1,388,000	-	-	1,388,000	1.16	January 25, 2003
Series "E" Warrants	100,000	-	-	100,000	1.16	February 7, 2003
Series "F" Warrants	612,000	-	(5,000)	607,000	1.16	February 7, 2003
Series "G" Warrants	320,000	-	(130,000)	190,000	1.16	February 7, 2003
Series "H" Warrants	50,000	-	(50,000)	-		
Agents' Warrants	14,200	-	(14,200)	-		
	4,897,333	-	(2,387,333)	2,510,000		

Each Warrant is convertible into one common share of the Company.

6. Share Capital (Continued)

Stock Options	**Nine months ended Mar 31, 2002**	Year ended June 30, 2001
	Number of options	
Outstanding, beginning of period	2,000,000	1,940,000
Options granted	-	225,000
Options exercised	(25,000)	(165,000)
Outstanding, end of period	1,975,000	2,000,000

The options expire as follows:

Exercisable at $0.50 expiring May 9, 2005	1,790,000
Exercisable at $0.90 expiring Dec 7, 2005	185,000
	1,975,000

7. Subsequent events

During April 2002, a total of 490,000 stock options were cancelled, being 430,000 exercisable at $0.50 per share and 60,000 exercisable at $0.90 per share. In addition, 50,000 options exercisable at $0.50 per share expired in May 2002.

Subsequent to the end of the period, $52,500 of the share subscriptions receivable was paid in full.

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	March 31, 2002	02/05/23

ISSUER'S ADDRESS

1645 – 701 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V7Y 1C6	604.681-4923	604.697-8820

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Donald Nicholson	President and Chief Executive Officer	604.697-8820

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@vrbpower.com	www.vrbpower.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald Nicholson"	Donald Nicholson	02/05/23

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Stedwell"	Peter Stedwell	02/05/23

(Electronic signatures should be entered in "quotations".)

1. ANALYSIS OF EXPENSES

See Consolidated Statements of Loss and Deficit for details.

Additional Information:

Consulting Fees for nine months ended March 31, 2002

	Pinnacle VRB Limited	Vanteck (VRB) Technology Corp.	Consolidated
Engineering and technical services		326,242	326,242
Management services	121,045	117,107	238,152
Information technology services		17,500	17,500
Takeover bid advisory services	20,394	20,000	40,394
Marketing services		35,000	35,000
Administrative services		30,400	30,400
Other	173	5,101	5,274
	141,612	551,350	692,962

Professional Fees for the nine months ended March 31, 2002

	Pinnacle VRB Limited	Vanteck (VRB) Technology Corp.	Consolidated
Accounting services	29,888	35,500	65,388
Audit fees and tax services	4,644	10,000	14,644
Legal fees	275,640	52,858	328,498
Other	48	1,436	1,484
	310,220	99,794	410,014

2. RELATED PARTY TRANSACTIONS

During the nine months ended March 31, 2002 consulting fees of $117,107 and professional fees of $35,500 were paid or are payable to certain Directors and Officers of the Company.

3.(a) SECURITIES ISSUED

(i). During the quarter ended September 30, 2001:

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;

- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;
- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(ii). During the quarter ended December 31, 2001:

- 130,000 common shares pursuant to the exercise of Series "G" share purchase warrants at $1.00 for proceeds of $130,000;
- 50,000 common shares pursuant to the exercise of Series "H" share purchase warrants at $1.00 for proceeds of $50,000;
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000;
- 6,311,579 common shares in exchange for 25,246,389 shares of Pinnacle pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(iii). During the quarter ended March 31, 2002:

- 1,233,333 common shares pursuant to the exercise of Series "A" share purchase warrants at $0.35 for proceeds of $431,666; and
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2002

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

	Authorized		Issued	
Class	**Par Value**	**Number**	**Number**	**Amount**
Common	WPV	Unlimited	37,995,927	$33,624,073

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number	Exercise Price	Expiry Date
Series "C" Warrants	225,000	$1.16	January 25, 2003
Series "D" Warrants	1,388,000	$1.16	January 25, 2003
Series "E" Warrants	100,000	$1.16	February 7, 2003
Series "F" Warrants	607,000	$1.16	February 7, 2003
Series "G" Warrants	190,000	$1.16	February 7, 2003
Options	1,790,000	$0.50	May 9, 2005
Options	185,000	$0.90	December 7, 2005

On December 18, 2001 the Company received Canadian Venture Exchange acceptance to the extension and repricing of its Series “C”, “D”, “E”, “F” and “G” Warrants for 1 year, exercisable at $1.16 (formerly $1.00).

4.(d) SHARES IN ESCROW AS AT MARCH 31, 2002

A total of 5,000,000 performance shares are held in escrow as at March 31, 2002.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors	Officers
R. John Fraser	Peter A. Stedwell - Chairman
David I. McLauchlan	Donald Nicholson - President and Chief Executive Officer
Donald Nicholson	Gavin Cooper – Chief Financial Officer
Peter A. Stedwell	

VANTECK (VRB) TECHNOLOGY CORP. SCHEDULE C
QUARTERLY REPORT
For the quarter ended March 31, 2002

DESCRIPTION OF BUSINESS

The Company is engaged in the commercialisation of the Vanadium Redox Battery ("VRB")/Vanadium Energy Storage System ("VESS") technology held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. Pinnacle acquired in 1998 from Unisearch, the commercial arm of UNSW, all technology rights in the UNSW VRB technology.

The VRB is a unique patented electrochemical "Energy Storage" technology with technical performance characteristics and cost competitiveness against conventional energy storage technologies such as lead-acid and nickel-cadmium battery technologies. The VRB technology is most suited to stationary energy storage applications.

Stationary applications include power stations, the telecommunications sector (power back-up systems) and alternative energy generators such as wind farms. As electricity cannot be stored on a large scale, power stations for example, require expensive surplus generating and distribution capacity to meet peak demand. In the Power Industry sector the VRB is a new enabling technology that can effectively store electricity on demand. The VRB improves power reliability, power quality and will reduce costs for such applications as load levelling, peak shaving etc., as well as providing essential Uninterruptible Power Systems ("UPS"). The VRB technology is safe with low ecological impact. It uses conducting plastic electrodes and contains no heavy metals such as lead, nickel, zinc, cadmium, etc.

The VRB is referred to as a reduction/oxidation (redox) flow battery. Energy is stored chemically in two forms of ionic vanadium in acidic liquid electrolyte. The VRB consists of a number of flow cells (stacks). The electrolyte is pumped from separate storage tanks into each of the flow cells. The two different forms of the electrolyte remain separated by a Proton Exchange Membrane ("PEM"). In doing so, one form of the ionic vanadium is oxidized and the other form reduced, the resulting current is collected by electrodes and available to an external circuit. The electrochemical reaction is reversible, so the VRB can be charged and discharged. The concentration of each ionic form of the vanadium electrolyte changes as the VRB is charged and discharged with electrical energy being converted to chemical energy and vice-versa.

OPERATIONS

As previously reported TSI/Eskom of South Africa has agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test is to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit have been purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components, have been secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation and TSI/Eskom. Project Coordination is being undertaken by Vanteck's primary technical consultants Telepower Australia.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh Vanadium Redox Battery ("VRB") and Vanadium Energy Storage System ("VESS"), installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on October 26, 2001 at the University of Stellenbosch. Representatives from the Company, TSI-Eskom,

Highveld Steel and Vanadium, and Telepower Australia were present at the formal launch. The Company's consulting engineers have been recently reviewing the testing of Eskom's new bi-directional inverter.

VESS is a proprietary advancement of the basic VRB technology developed by the Company and Telepower Australia. VESS integrates the VRB into a flexible energy storage system through exploiting the attributes of the VRB by optimized automated intelligent control and operational management electronics. VESS allows practical energy storage for new applications not before thought cost effective or achievable with lead-acid technology as well as pending beneficial replacement options for existing DC power infrastructure. The TSI-Eskom VRB system is designed to show the versatile configuration and operation of VESS, with the single installation demonstrating applications ranging from sub-second uninterruptible power supply ("UPS") ride-through capability through to power quality and emergency power back-up. The TSI-Eskom VRB/VESS system has been integrated with Eskom's new QuPS programmable inverter technology also demonstrated during the formal VRB/VESS system launch.

The TSI/Eskom VRB/VESS unit is the first and largest system to be independently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld Steel and Vanadium Corporation Limited of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. (The Company, as reported in a previous news release, has a separate alliance agreement with Highveld.) The Company also recently reported that an expansion of its vanadium electrolyte pilot plant situated at Highveld's Witbank facilities was completed in January, 2002 to provide for further bulk manufacturing of vanadium electrolyte.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI, Highveld alliance has been formed for the purpose of among other things: (i) having TSI identify and host certain demonstration trial sites for Vanteck's VRB/VESS System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market in which TSI operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

PacifiCorp Installation

The Company announced on January 30, 2002 it entered into an agreement to supply PacifiCorp with 250 kW – 2000 kWh (8 hour) VESS unit. PacifiCorp, an Oregon based subsidiary of United Kingdom utility

Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VESS unit, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. The stored energy and voltage support available through this VESS unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh VESS unit is the first large-scale commercial user-based application of VESS technology in North America.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation Group Limited ("Federation") to acquire from Federation its interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") that in the aggregate represented 19.99% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the Vanadium Redox Battery ("VRB") technology subject to Licences with Sumitomo Electric Industries ("SEI"), Mitsubishi Chemical Corporation/Kashima Kita Power Corporation ("MCC/KK") and Vanteck, which holds all right, title and interest to the technology for the continent of Africa, subject only to the terms of the MCC/KK non-exclusive licence.

On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed. A total of 8,596,788 shares of the Company were issued to shareholders of Pinnacle in exchange for a total of 34,387,225 shares of Pinnacle.

As a result of the bid and of the acquisition of Pinnacle shares from Federation during January 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of March 31, 2002.

FINANCINGS

During the nine months ended March 31, 2002 share purchase warrants totaling $1,585,666 were exercised, comprising 1,154,000 warrants at $1.00 per share and 1,233,333 warrants at $0.35 per share, of which $52,500 was receivable at the end of the period. This amount has subsequently been paid in full. In addition, $22,500, which is secured by a promissory note, is receivable from 25,000 stock options at $0.90 per share exercised during the period.

INVESTOR RELATIONS ACTIVITIES

Investor relations activities for the Company were primarily carried out by Global Link Capital Corporation (Mr. Gregory T. Pearson) under an agreement dated April 20, 2000, as approved by the Canadian Venture Exchange. Terms of the agreement provide for a monthly payment of $3,500 plus GST and reimbursement of approved expenses. The contract was terminated effective April 30, 2002 and the activities are currently being carried out by in-house personnel.

SUBSEQUENT EVENTS

Subsequent to March 31, 2002 a total of 490,000 stock options were cancelled, being 430,000 exercisable at $0.50 per share and 60,000 exercisable at $0.90 per share. In addition, 50,000 stock options, exercisable at $0.50 per share, expired.

On April 16, 2002 Pinnacle announced that it had entered into new agreements with Sumitomo Electric Industries ("SEI") and Vanteck that will expedite the commercialization of the all Vanadium Redox Battery ("VRB/VESS") technology particularly in the major U.S.A. and European energy storage markets. These agreements will enable Pinnacle to secure all or part of any VRB/VESS system from SEI, electrolyte from Vanteck and will also secure an increased income stream from each and every VRB/VESS system installed worldwide.

In May 2002, Pinnacle, upon approval of the independent directors, advanced an amount of Australian $200,000 to Federation Group Ltd. a major shareholder of the Company.

VANTECK (VRB) TECHNOLOGY CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the shareholders of Vanteck (VRB) Technology Corp. (the "Company") will be held in the Boardroom at Suite 1650 - 999 West Hastings Street, Vancouver, British Columbia on Tuesday, December 18, 2001 at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended June 30, 2001 and the report of the auditors thereon.

2. To appoint auditors for the ensuing year at a remuneration to be fixed by the Directors.

3. To fix the number of directors for the ensuing year at five.

4. To elect Directors for the ensuing year.

5. To transact and approve any other matters which may properly come before the meeting at any adjournment thereof.

Shareholders who are unable to attend the Annual Meeting of shareholders in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2001.

BY ORDER OF THE BOARD OF DIRECTORS,

"Rodney N. Duncan"

Rodney N. Duncan
President and Director

VANTECK (VRB) TECHNOLOGY CORP.

INFORMATION PROVIDED AS AT NOVEMBER 12, 2001 FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON DECEMBER 18, 2001

This Information Circular is furnished in connection with the solicitation of proxies by management of VANTECK (VRB) TECHNOLOGY CORP. (hereinafter called the "Company") for use at the Annual General Meeting of the Members of the Company to be held on December 18, 2001 at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are Directors of the Company. A Member desiring to appoint some other person (who need not be a Member) to represent him at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to the office of Pacific Corporate Trust Company,10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Pacific Corporate Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consist of common shares without par value. As at the date of this Information Circular, **32,606,532** shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. November 12, 2001 has been fixed in advance by the Directors as the record date for the purpose of determining Members entitled to notice of the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Name & Address	Number of Securities	Percentage
Federation Group Limited Level 2 – 108 Flinders Street Melbourne, Victoria 3000 Australia	13,084,428	40.1%
CDS & Co. PO Box 1038 Stn A 25 The Esplanade Toronto, Ontario M5W 1G5	13,638,571	41.8%

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or unless he becomes disqualified to act as a Director.

The following information concerning the respective nominees has been furnished by each of them:

Name, Municipality of Residence and Office Held	Principal Occupation	Date of Appointment as Director	Number of Shares*
Rodney N. Duncan West Vancouver, B.C. *President, Director*	President Duneagle Capital Corp. 1989 to date; President International Bancor Holdings Ltd. 1980 to date. President New Stafford Industries Ltd. April 1994 to date; Director New Sage Resources Ltd. April 21, 1993 to date; and GMD Resource Corp. July 22, 1998 to date.	November, 1993	38,133
Michael E. Iannacone *Burnaby, B.C.* *Chief Financial Officer and Director*	Self-Employed Chartered Accountant (August, 1991 to date); Chief Financial Officer, New Stafford Industries Ltd. (April, 1992 to date); Director, New Stafford Industries Ltd. (April, 1994 to date)	April, 1994	106,666

Name, Municipality of Residence and Office Held	Principal Occupation	Date of Appointment as Director	Number of Shares*
Steven C. Kerr *Vancouver, B.C.* *Director*	Principal of KMJ Group of Companies (1992 - 1996); Principal of Fiber Optic Gateways Inc. (1999-2000); Principal of Asenda Systems Inc. (2000 – to present); Principal of Commanche Minerals Corp. (1996 to date).	September, 1992	116,809 indirectly held
Peter A. Stedwell *Waverly, Australia* *Director*	Director of Federation Resources N.L. of Melbourne Australia, June, 1997 to present; Director of Sammeta Resources N.L. of E. Hawthorn Australia, October, 1994 to July, 1997; Self employed public accountant, October, 1989 to October, 1994	January, 2000	Nil
Russell John Fraser *Sunbury, Australia* *Director*	Director of Federation Resources N.L. of Melbourne, Australia, March, 1995 to present; Director of Fraser Mining, Melbourne, Australia, August 1982 to March, 1995	January, 2000	Nil

*Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

Except for Messrs. Stedwell and Fraser, all of the proposed nominees are ordinarily resident in Canada.,

The Company does not have an Executive Committee of its Board of Directors.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Steven Kerr, Peter Stedwell and Michael Iannacone are the three directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

(i) Executive Officers

To the knowledge of current management, the Company had two executive officers during the fiscal year ended June 30, 2001, being Rodney N. Duncan and Michael E. Iannacone (the "Named Executive Officers").

(ii) Summary Compensation Table

The following table provides a summary of compensation earned during the fiscal periods ended October 31, 1999, June 30, 2000 and June 30, 2001 by the Named Executive Officers.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	All other Compensation
Rodney N. Duncan President & Director	2001 2000 (1) 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 340,000 Nil	$120,000 (2) $42,000 (2) $16,500 (2)
Michael Iannacone Chief Financial Officer & Director	2001 2000 (1) 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 70,000 Nil	$16,500 (3) $7,250 (3) $5,700 (3)

(1) Eight months ended;
(2) Management Fees paid and / or accrued to Duneagle Capital Corp.
(3) Professional fees;

(iii) Incentive Plans

No individual grants of stock options have been made to the Named Executive Officers during the fiscal period ended June 30, 2001. The Company has no plan for any of its employees involving stock appreciation rights.

(iv) Option Grants During the Most Recently Completed Financial Year

No incentive options were granted to Named Executive Officers during the fiscal period ended June 30, 2001:

(v) Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

No incentive options were exercised by the Named Executive Officers during the fiscal period ended June 30, 2001.

(vi) Option Repricings for Named Executive Officer

No incentive stock options were repriced for the Named Executive Officers during the fiscal period ended June 30, 2001.

(vii) Retirement Plans

The Company has no retirement plans, pension plans or other forms of retirement compensation for its Executive Officers.

(viii) Directors' Compensation

During the last completed financial year, no directors of the Company were paid by the Company in their capacity as directors. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated

by the Company in their capacity as directors, except for the granting of incentive stock options (exclusive of incentive stock options granted to directors who were also executive officers).

(viii) Incentive Stock Options

The Company may grant incentive stock options from time to time to directors, officers, employees or consultants of the Company or its affiliates. The Board of Directors may make available for stock options that number of common shares as is permitted by the Policies of the Canadian Venture Exchange.

There are presently outstanding options to acquire an aggregate of **1,995,000** common shares granted to directors, officers and a consultant to the Company, the particulars of which are as follows.

GROUP (number of persons)	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price per Share
Directors and Officers (6)	1,610,000	May 9, 2000	May 9, 2005	$0.50
Employee (3)	180,000 205,000	May 9, 2000 Dec 7, 2000	May 9, 2005 Dec 7, 2005	$0.50 $0.90

(ix) Management Contracts

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

(x) Interest of Management and Others in Material Transactions

During the fiscal period ended June 30, 2001 and except as disclosed elsewhere in this Information Circular, there have been no material transactions in which a director or officer of the Company has been involved.

(xi) Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company. Some of the directors and officers are engaged in and will continue to be engaged in other ventures. Situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies available under the Canada Business Corporations Act.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company by the directors, senior officers or proposed nominees for election as directors of the Company or any associate or affiliate of any of the foregoing.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

No insider, or proposed nominee for election as a Director of the Company herein named, or any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which in either case, has materially affected or will materially affect the Company save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, Montreal, Quebec, as Auditors of the Company to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP were first appointed in 1992.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED at Vancouver, British Columbia, this 12th day of November, 2001.

BY ORDER OF THE BOARD OF DIRECTORS,

"Rodney N. Duncan"

RODNEY N. DUNCAN, President, Director

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF **VANTECK (VRB) TECHNOLOGY CORP.** TO BE HELD AT Suite 1650 - 999 West Hastings Street, Vancouver, British Columbia on Tuesday, the 18th day of December, 2001, at 10:00am, Pacific Time.

The undersigned Member of the Company hereby appoints, Rodney N. Duncan, President, CEO and a Director of the Company, or failing this person, Michael E. Iannacone, CFO and a director of the Company, or in the place of the foregoing, ______________________, (*print the name*), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions
(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

1.	To re-appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year.	For	☐	Withhold	☐
2.	To determine number of Directors at five	For	☐	Against	☐
3.	To elect Rodney N. Duncan as a Director	For	☐	Withhold	☐
4.	To elect Michael E. Iannacone as a Director	For	☐	Withhold	☐
5.	To elect Steven C. Kerr as a Director	For	☐	Withhold	☐
6.	To elect Peter A. Stedwell as a Director	For	☐	Withhold	☐
7.	To elect R. John Fraser as a Director	For	☐	Withhold	☐

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company.

4. ***A Member who wishes to attend the Meeting and vote on the resolutions in person,*** may do so as follows:

   (a) ***If the Member is registered as such on the books of the Company,*** simply register the Member's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Member*** are ***held by a financial institution,*** (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. ***A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

   (b) ***To appoint another person,*** who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll*** of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy *must be RECEIVED* at the office of "PACIFIC CORPORATE TRUST COMPANY" by mail or by fax no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of PACIFIC CORPORATE TRUST COMPANY is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

Vanteck (VRB) Technology Corp. Drilling Tools Inc.
1645 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

02 OCT 21 ... 9:

ITEM 2 DATE OF MATERIAL CHANGE

July 24, 2002

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of July 30, 2002

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

See attached news release.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Donald Nicholson, President and Chief Executive Officer at 604-697-8820.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 31st day of July, 2002.

"Gavin Cooper"

Gavin Cooper, Chief Financial Officer

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

News Release
For Immediate Release

Vanteck Closes Private Placement

Vancouver, B.C. (July 30, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has completed its previously announced non-brokered private placement of 560,000 units of Vanteck at a price of $0.50 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.50 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $280,000. A finders fee of 10% of $275,000 is payable.

The proceeds of the private placement will be added to working capital and will be used to fund ongoing business, generation of new business, and general corporate use.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 **REPORTING ISSUER**
Vanteck (VRB) Technology Corp.
1645 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ITEM 2 **DATE OF MATERIAL CHANGE**

September 24, 2002

ITEM 3 **PRESS RELEASE**

The Issuer issued a press release under the date of September 27, 2002

ITEM 4 & ITEM 5 **SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:**

See attached news release.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO)**

N/A - This report is not being filed on a confidential basis.

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

To obtain further information, contact Donald Nicholson, President and Chief Executive Officer at 604-697-8820.

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 30th day of September 2002.

"Gavin Cooper"

Gavin Cooper, Chief Financial Officer

Schedule "A"

News Release

For Immediate Release

Vanteck Completes Issuance of Non-Convertible Debenture

Vancouver, B.C. (September 27, 2002) – Vanteck (VRB) Technology Corp. ("Vanteck") is pleased to announce that it has completed, by way of private placement, its previously announced non-convertible debenture in the principal amount of $250,000 (the "Debenture") to an arm's length lender. The Debenture shall bear interest at 10% per annum and shall have a one year term. The Company has also issued as a bonus to the lender a total of 266,000 shares (the "Bonus Shares"). The Debenture is secured by a general charge on the assets of the Company, and shall become immediately payable in the event that a Company completes financing of $1,000,000 or more.

The Company has also paid to an arm's length third party a finder's fee of 133,000 shares (the "Finder's Shares") of the Company. The hold period for the Bonus Shares and Finder's Shares expires January 24, 2003.

The proceeds from the financing shall be used for working capital of the Company related to the completion of the PacifiCorp VRBPower System project.

Vanteck also wishes to announce the granting of 575,000 employee incentive stock options exercisable at $0.21. These options will be valid for a term of five years and will be subject to vesting.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

COPY

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. Vanteck (VRB) Technology Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 30, 2002 of 560,000 Common Shares of Vanteck (VRB) Technology Corp., Vanteck (VRB) Technology Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 31th day of July, 2002.

VANTECK (VRB) TECHNOLOGY CORP.

By: ______________________
Gavin Cooper,
Chief Financial Officer

Instructions:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. Vanteck (VRB) Technology Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 24, 2002 of 399,000 Common Shares of Vanteck (VRB) Technology Corp., Vanteck (VRB) Technology Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 30th day of September, 2002.

VANTECK (VRB) TECHNOLOGY CORP.

"Gavin Cooper"

By: ______________________

Gavin Cooper,
Chief Financial Officer

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

COPY

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Vanteck (VRB) Technology Corp.
   Suite 1645, 701 West Georgia Street
   Vancouver, BC V7Y 1C6
   Tel: 604-697-8820
   Fax: 604-681-4923

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange – VRB
   OTC Pink Sheets – VRB
   Frankfurt Exchange - VTTCF

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   560,000 units at $0.50 per unit. Each unit is comprised of one Common Share and on warrant. Each warrant will entitle the holder to acquire on additional Common Share at a price of $0.50 until July 24, 2003.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Donald Donis, Fort St. John, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Ron Baker	10,000	July 24, 2002	$0.50	Part 5 of	4 months

Charlie Lake British Columbia				MI45-103	
Frank Miles Cecil Lake, British Columbia	14,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Ross Shamenski, North Vancouver, British Columbia	70,000	July 24, 2002	$.050	Part 5 of MI45-103	4 months
Lynn Shamenski, North Vancouver, British Columbia	30,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Victor Yates, Delta, British Columbia	25,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Patricia Tanaka, North Vancouver, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Don Chimko, Kitimat, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Rose Bud Holdings Ltd., Surrey, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Sybil Greenwood, Vancouver, British Columbia	6,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Mark Yeung, Vancouver, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Sudden Valley Holdings Ltd., North Vancouver, British Columbia	25,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Vince Sorace, Vancouver, British Columbia	30,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Diane Winters, North Vancouver, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Dennis Ripoli, Burnaby, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Sid Hayek,	10,000	July 24, 2002	$0.50	Part 5 of	4 months

Burnaby, British Columbia				MI45-103	
Ron Hayek, Burnaby, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Valerie Allen, Maple Ridge, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Flora Sorace, Burnaby, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Robert Bosa, Jr., Langley, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Dave Dallazanna, Coquitlam, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Jim Bosa, West Vancouver, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Peter Jones, Vancouver, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
John Dunlop, Vancouver, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Robert Lawe, Paris, France	100,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Joseph Lewis, Richmond, British Columbia	20,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Jeffrey Kellehan, North Vancouver, British Columbia	10,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Donald Nicholson, Vancouver, British Columbia	5,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months
Gavin Cooper, Vancouver, British Columbia	5,000	July 24, 2002	$0.50	Part 5 of MI45-103	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	**Telephone number and e-mail address of purchaser**	**Type of security and number purchased**	**Exemption relied on**
See attached Schedule.			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$280,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	**Compensation paid (number and type of security and/or cash amount (Canadian $)**	**Price per share (Canadian $)**
Pacific International Securities	$21,000	
Robert Cooles, #8 Lebanon Gardens, London, England	$13,000	

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 31st day of July, 2002.

Vanteck (VRB) Technology Corp.

[signature]

Gavin Cooper, Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO FORM 45-902F

Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Donald Donis, P.O. Box 6817, Fort St. John, British Columbia	250-785-4254	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Ron Baker, P.O. Box 283, Cecil Lake,British Columbia	250-785-6295	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Frank Miles, P.O. Box 182 Cecil Lake, British Columbia	250-785-0033	14,000 Common Shares 14,000 Warrants	Part 5 of MI45-103
Ross Shamenski, 2234 W. Keith Road, North Vancouver, British Columbia	604-643-2422 shamenski@yahoo.com	70,000 Common Shares 70,000 Warrants	Part 5 of MI45-103
Lynn Shamenski, 2234 W. Keith Road, North Vancouver, British Columbia	604-643-2422 shamenski@yahoo.com	30,000 Common Shares 30,000 Warrants	Part 5 of MI45-103
Victor Yates, 5298 4th Avenue, Delta, British Columbia	604-948-0599	25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
Patricia Tanaka, 1158 Strathaven Drive, North Vancouver, British Columbia	604-929-2021	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Don Chimko, 24 Char Street, Kitimat, British Columbia	250-632-1412	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103
Rose Bud Holdings Ltd., 7140 132nd Street, Surrey, British Columbia	604-664-2909	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103
Sybil Greenwood, 1562 W. 5th Avenue, Vancouver, British Columbia	604-664-2652	6,000 Common Shares 6,000 Warrants	Part 5 of MI45-103
Mark Yeung, 7352 Stirling Street, Vancouver, British	604-321-8828	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103

Columbia			
Sudden Valley Holdings Ltd., 371 Newdale Court, North Vancouver, British Columbia		25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
Vince Sorace, 112 – 1228 Marinaside Crescent, British Columbia	604-718-7585	30,000 Common Shares 30,000 Warrants	Part 5 of MI45-103
Diane Winters, 610 Burley Drive, West Vancouver, British Columbia	604-921-1108	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Dennis Ripoli, 4236 Triumph Street, Burnaby, British Columbia	604-298-5054	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Sid Hayek, 7070 14th Avenue, Burnaby, British Columbia	604-433-4553	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Ron Hayek, 6390 Dufferin Avenue, British Columbia	604-528-6111	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103
Valerie Allen, 24771 Halnor Avenue, Maple Ridge, British Columbia	604-467-4390	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Flora Sorace, 7208 Hewitt Street, Burnaby, British Columbia	604-299-4681	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Robert Bosa, Jr., 21401 76th Avenue, Langley, British Columbia	604-882-2072	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Dave Dallazanna, 1591 Bramble Lane, Coquitlam, British Columbia	604-944-2898	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Jim Bosa, 3366 Radcliffe Avenue, West Vancouver, British Columbia	604-922-3444	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Peter Jones, 4411 W. 2nd Avenue, Vancouver, British Columbia	604-228-9329	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103
John Dunlop,	604-681-3996	20,000 Common Shares	Part 5 of MI45-103

1182 Quebec Street, Vancouver, British Columbia		20,000 Warrants	
Robert Lawe, 3 Square Mignot, Paris, France, 75016	011-331-4553-7413	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Joseph Lewis, 601 – 655 Moberly Road, Richmond, British Columbia	604-876-8008	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103
Jeffrey Kellehan, 204 4323 Gallant Avenue, North Vancouver, British Columbia	604-929-2002	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Donald Nicholson, 1602 – 1228 West Hastings Street, Vancouver, British Columbia	604-697-8830	5,000 Common Shares 5,000 Warrants	Part 5 of MI45-103
Gavin Cooper, 114 – 1929 West 3rd Avenue, Vancouver, British Columbia	604-697-8832	5,000 Common Shares 5,000 Warrants	Part 5 of MI45-103

02 OCT 21 AM 9:

COPY

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Vanteck (VRB) Technology Corp.
   Suite 1645, 701 West Georgia Street
   Vancouver, BC V7Y 1C6
   Tel: 604-697-8820 Fax: 604-681-4923

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange – VRB
   OTC Pink Sheets – VRB
   Frankfurt Exchange - VTTCF

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   399,000 Common Shares

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Sharlene Hayek, Burnaby, British Columbia	266,000	September 24, 2002	$0.1875	128(f)(i) of the Securities Act	4 months
Pacific International Securities Inc., Vancouver, British Columbia	133,000	September, 2002	$0.1875	74(2)23 of the Securities Act	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule.			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$74,812.50

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 30th day of September, 2002.

Vanteck (VRB) Technology Corp.

Gavin Cooper, Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO FORM 45-902F

Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Sharlene Hayek, 6390 Dufferin Avenue, Burnaby, British Columbia	604-439-7779	266,000 Common Shares	128(f)(i) of the Securities Act
Pacific International Securities Inc., 1900 – 666 Burrard Street, Vancouver, British Columbia	604-664-2900	133,000 Common Shares	74(2)23 of the Securities Act

July 30, 2001

02 OCT ... Securities Act *(British Columbia)*

TAKEOVER BID CIRCULAR

(by Vanteck (VRB) Technology Corp. for all the issued ordinary shares of Pinnacle (VRB) Limited

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU ARE ADVISED TO CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR IF YOU HAVE ANY QUESTIONS REGARDING THIS OFFER.

Name of Offeror:	**VANTECK (VRB) TECHNOLOGY CORP.** ("Vanteck") Suite 1650 - 999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Telephone: (604) 633-4367 Facsimile: (604) 669-1605
Name of Offeree Issuer:	**PINNACLE (VRB) LIMITED** ("Pinnacle") Level 5, 140 Queen Street Melbourne, Victoria 3000, Australia Telephone: 61-3-9691-4700 Facsimile: 61-3-9600-2400
Securities Subject to Bid:	All of the issued ordinary shares of Pinnacle and any ordinary shares of Pinnacle which may be issued pursuant to the exercise of any outstanding share purchase warrants or options. (All of the foregoing ordinary shares herein being referred to collectively as "Pinnacle Ordinary Shares").
Terms of the Offer:	1 Vanteck common share for every 4 Pinnacle Ordinary Shares

This document and attachments constitute a Take Over Bid Circular (as contemplated by Form 32 of the Securities Act *(British Columbia)* (the "Circular") which describes the offer by Vanteck to acquire all Pinnacle Ordinary Shares. Subject to the terms of this Circular, Vanteck hereby offers (the "Offer") to acquire all of the Pinnacle Ordinary Shares on the basis that for each four (4) Pinnacle Ordinary Shares tendered to Vanteck, Vanteck will issue and deliver one (1) fully paid and non-assessable common share of Vanteck.

This bid is unconditional, except that the common shares of Vanteck to be issued in exchange for Pinnacle Ordinary Shares cannot be issued until CDNX acceptance to the closing of the bid has been obtained by Vanteck.

Pinnacle is an Australian company whose shares are quoted for trading on the Australian Stock Exchange ("ASE"). Vanteck is a Canadian company whose shares are quoted for trading on the Canadian Venture Exchange ("CDNX").

This bid is being made primarily in Australia in accordance with Australian corporations law and the rules of the ASE. A copy of the formal bid circular prepared by Vanteck and filed in Australia is attached to this Circular and incorporated by reference herein. Also attached is a letter of Vanteck to holders of Pinnacle Ordinary Shares.

To the knowledge of Vanteck, in Canada, the only jurisdictions in which there are resident holder of Pinnacle Ordinary Shares are British Columbia, Alberta, and Ontario. British Columbia has been selected as the primary jurisdiction for the purposes of the bid and Vanteck has elected to follow the formal take over bid rules prescribed by the Securities Act (*British Columbia*). In Alberta and Ontario, the bid is being made in reliance upon statutory exemptions from the formal take over bid requirements as contained in the applicable Securities Acts.

Vanteck is a reporting issuer in British Columbia, Alberta and Ontario. Common shares of Vanteck issuable hereunder will be issued pursuant to a prospectus filing exemption available under the Securities Acts of British Columbia, Alberta and Ontario. No statutory hold period will be applicable in British Columbia to Vanteck common shares issued in exchange for the Pinnacle Ordinary Shares.

The trading price of Pinnacle Ordinary Shares on July 30, 2001 was Aus. $0.60 (approximately Can. $0.47 based on an exchange rate of Aus. $1.00 / Can. $1.2865). The trading price of Vanteck common shares on July 30, 2001 was Can. $1.95. Further particulars of the trading in Vanteck common shares are contained in the attached formal bid circular.

Recipients of this Circular are encouraged to read the attached formal bid document for complete particulars of the Vanteck bid.

Unless extended, this bid is open for acceptance until 4:00pm, Pacific time, on September 7, 2001, (the "Expiry Date") provided an acceptance form in the form attached is received by the business office of Vanteck at Suite 1650 - 999 West Hastings Street, Vancouver, B.C., V6C 2W2. Upon receipt of a completed acceptance form, Vanteck will contact each accepting holder of Pinnacle Ordinary Shares and make arrangements as necessary to complete the exchange of Vanteck's common shares for Pinnacle Ordinary Shares in Canada, rather than in Australia. Vanteck Common Shares deliverable hereunder shall be issued and delivered by not later than September 17, 2001.

Persons whose Pinnacle Ordinary Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pinnacle Ordinary Shares pursuant to the Offer.

The Offer is not being made to, nor will deposits be accepted from, or on behalf of shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Withdrawal - Pinnacle Ordinary Shares deposited pursuant to the bid may be withdrawn by or on behalf of a depositing security holder,

(i) at any time on or before the Expiry Date,

(ii) at any time before the expiration of the prescribed period from the date of a notice of change or variation; and

(iii) if the Pinnacle Ordinary Shares have not been taken up and paid for by Vanteck after the Expiry Date.

Exception - The right of withdrawal conferred by the above does not apply,

(i) if the Pinnacle Ordinary Shares have been taken up by Vanteck at the date of the notice, or

(ii) if a variation in the terms of a bid consists solely of an increase in the consideration offered for the Pinnacle Ordinary Shares subject to the bid and at the time for deposit is not extended beyond a prescribed time.

Notice of Withdrawal - Notice of withdrawal of any Pinnacle Ordinary Shares must be made by or on behalf of the depositing security holder by a method that provides Vanteck with a written or printed copy and, to be effective, the notice must be actually received by Vanteck and, if notice is given as above, Vanteck must return the Ordinary Shares to the depositing security holder.

Vanteck has applied to the British Columbia Securities Commission for an order exempting Vanteck from complying with the valuation requirements of the Securities Rules (*British Columbia*). Vanteck is not aware of any formal valuation of Pinnacle Ordinary Shares or of the material assets of Pinnacle having been prepared within the last two years.

No person is authorized by Vanteck to make any recommendation as to whether holders of Pinnacle Ordinary Shares should tender or refrain from tendering Pinnacle Ordinary Shares pursuant to the Offer or to provide any information or to make any representation other than those contained in this Circular in connection with this bid.

Vanteck has not engaged the services of an agent to solicit acceptances of the Offer and Vanteck will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Pinnacle Ordinary Shares pursuant to the Offer.

Vanteck does not know, after reasonable inquiry, of any material non-public information concerning Pinnacle and its securities other than information that has otherwise been generally disclosed.

SECURITY HOLDERS STATUTORY RIGHTS

SECURITIES LEGISLATION IN CERTAIN OF THE PROVINCES AND TERRITORIES OF CANADA PROVIDES SECURITY HOLDERS OF THE OFFEREE ISSUER WITH, IN ADDITION TO ANY OTHER RIGHTS THEY MAY HAVE AT LAW, RIGHTS OF RESCISSION OR TO DAMAGES, OR BOTH, IF THERE IS A MISREPRESENTATION IN A CIRCULAR OR NOTICE THAT IS REQUIRED TO BE DELIVERED TO SUCH SECURITY HOLDERS. HOWEVER, SUCH RIGHTS MUST BE EXERCISED WITHIN PRESCRIBED TIME LIMITS. SECURITY HOLDERS SHOULD REFER TO THE APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATIONOF THEIR PROVINCE OR TERRITORY FOR PARTICULARS OF THOSE RIGHTS OR CONSULT WITH A LAWYER.

The contents of this Circular (including the attachments thereto which are incorporated herein by reference) have been approved and the sending, communicating or delivery hereto to the holders of Pinnacle Ordinary Shares have been authorized by the board of directors of Vanteck.

Further particulars are contained in the enclosed letter prepared by Vanteck to Pinnacle shareholders. Additional information may be obtained by contacting Vanteck at the above address, or by telephone at (604) 633-4367, or by facsimile at (604) 669-1605 or by e-mail at duneagle@telus.net, or by visiting Vanteck's website at www.vanteckvrb.com.

Additional copies of this Circular and attachments may be obtained from Vanteck upon request, without charge.

CERTIFICATE OF VANTECK (VRB) TECHNOLOGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: **July 31, 2001**

Rodney Duncan
Rodney N. Duncan
Chief Executive Officer, President and Director

Michael E. Iannacone
Michael E. Iannacone
Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

Steven C. Kerr
Steven C. Kerr

Michael E. Iannacone
Michael E. Iannacone

ACCEPTANCE FORM

TO: Vanteck (VRB) Technology Corp.
Suite 1650 - 999 West Hastings Street
Vancouver, B.C.
V6C 2W2

The undersigned is the holder of _______________ ordinary shares in the issued capital of Pinnacle VRB Limited ("Pinnacle"). The undersigned hereby accepts the Offer of Vanteck as contained in the take over bid circular of Vanteck dated July 25, 2001 and wishes to tender the foregoing ordinary shares to Vanteck on the terms prescribed in the take over bid circular. The undersigned acknowledges receipt of the take over bid circular.

DATED this ________ day of ____________________________, 2001

____
Signature

____
Name - please print

____
Address

____

____
Telephone

September 7, 2001

Securities Act *(British Columbia)*

NOTICE OF VARIATION

(of the July 30, 2001 Takeover Bid Circular of Vanteck (VRB) Technology Corp.
for all the issued ordinary shares of Pinnacle (VRB) Limited)

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU ARE ADVISED TO CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR IF YOU HAVE ANY QUESTIONS REGARDING THIS OFFER.

Name of Offeror:	**VANTECK (VRB) TECHNOLOGY CORP.** ("Vanteck") Suite 1650 - 999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Telephone: (604) 633-4367 Facsimile: (604) 669-1605
Name of Offeree Issuer:	**PINNACLE (VRB) LIMITED** ("Pinnacle") Level 5, 140 Queen Street Melbourne, Victoria 3000, Australia Telephone: 61-3-9691-4700 Facsimile: 61-3-9600-2400
Securities Subject to Bid:	All of the issued ordinary shares of Pinnacle and any ordinary shares of Pinnacle which may be issued pursuant to the exercise of any outstanding share purchase warrants or options. (All of the foregoing ordinary shares herein being referred to collectively as "Pinnacle Ordinary Shares").
Terms of the Offer:	1 Vanteck common share for every 4 Pinnacle Ordinary Shares

Vanteck hereby gives notice that the Expiry Date in its Take Over Bid Circular dated July 30, 2001 has been extended from 4:00pm Pacific Time, September 7th, 2001 to 4:00pm Pacific Time, September 21st, 2001. Vanteck common shares deliverable pursuant to the Take Over Bid shall be issued and delivered by not later than October 1, 2001. Statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities, do not apply to Pinnacle Ordinary Shares tendered subsequent to September 7, 2001.

Since the July 30, 2001 date of the foregoing Take Over Bid Circular, there have been no material changes in the affairs of Vanteck, save an except as disclosed by news releases dated August 3, 10, 22, 23, 27, 28, 30 and September 6, 2001, which news releases are hereby incorporated by reference.

THIS NOTICE OF VARIATION AMENDS THE TAKE OVER BID CIRCULAR OF VANTECK DATED JULY 30, 2001 AND ATTACHMENTS THERETO IN ALL RESPECTS AS MAY BE REQUIRED AS A RESULT OF THE FOREGOING VARIATIONS.

Additional copies of this Notice of Variation may be obtained from Vanteck upon request, without charge.

CERTIFICATE OF VANTECK (VRB) TECHNOLOGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: **September 7, 2001**

Rodney Duncan
Rodney N. Duncan
Chief Executive Officer, President and Director

Michael E. Iannacone
Michael E. Iannacone
Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

Rodney Duncan
Rodney N. Duncan

Michael E. Iannacone
Michael E. Iannacone

September 21, 2001

Securities Act *(British Columbia)*

NOTICE OF VARIATION

(of the Takeover Bid Circular of Vanteck (VRB) Technology Corp. dated July 30, 2001, as extended by Notice of Variation dated September 7, 2001 for all the issued ordinary shares of Pinnacle (VRB) Limited)

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU ARE ADVISED TO CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR IF YOU HAVE ANY QUESTIONS REGARDING THIS OFFER.

Name of Offeror:	**VANTECK (VRB) TECHNOLOGY CORP.** ("Vanteck") Suite 1650 - 999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Telephone: (604) 633-4367 Facsimile: (604) 669-1605
Name of Offeree Issuer:	**PINNACLE (VRB) LIMITED** ("Pinnacle") Level 5, 140 Queen Street Melbourne, Victoria 3000, Australia Telephone: 61-3-9691-4700 Facsimile: 61-3-9600-2400
Securities Subject to Bid:	All of the issued ordinary shares of Pinnacle and any ordinary shares of Pinnacle which may be issued pursuant to the exercise of any outstanding share purchase warrants or options. (All of the foregoing ordinary shares herein being referred to collectively as "Pinnacle Ordinary Shares").
Terms of the Offer:	1 Vanteck common share for every 4 Pinnacle Ordinary Shares

Vanteck hereby gives notice that the Expiry Date in its Take Over Bid Circular dated July 30, 2001 as extended by Notice of Variation dated September 7, 2001 has been extended from 4:00pm Pacific Time, September 21st, 2001 to 4:00pm Pacific Time, October 12th, 2001. Vanteck common shares deliverable pursuant to the Take Over Bid shall be issued and delivered by not later than October 22, 2001. Statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities, do not apply to Pinnacle Ordinary Shares tendered.

Since the July 30, 2001 date of the foregoing Take Over Bid Circular, there have been no material changes in the affairs of Vanteck, save an except as disclosed by news releases dated August 3, 10, 22, 23, 27, 28, 30 and September 6, 7 and 12, 2001, which news releases are hereby incorporated by reference.

THIS NOTICE OF VARIATION AMENDS THE TAKE OVER BID CIRCULAR OF VANTECK DATED JULY 30, 2001 AS AMENDED BY NOTICE OF VARIATION DATED SEPTEMBER 7, 2001 AND ATTACHMENTS THERETO IN ALL RESPECTS AS MAY BE REQUIRED AS A RESULT OF THE FOREGOING VARIATIONS.

Additional copies of this Notice of Variation may be obtained from Vanteck upon request, without charge.

CERTIFICATE OF VANTECK (VRB) TECHNOLOGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: **September 21, 2001**

"Rodney Duncan"
Rodney N. Duncan
Chief Executive Officer, President and Director

"Michael E. Iannacone"
Michael E. Iannacone
Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Rodney Duncan"
Rodney N. Duncan

"Michael E. Iannacone"
Michael E. Iannacone

October 12, 2001

Securities Act *(British Columbia)*

02 [illegible] **NOTICE OF VARIATION**

(of the Takeover Bid Circular of Vanteck (VRB) Technology Corp. dated July 30, 2001, as extended by Notices of Variation dated September 7, 2001 and September 21, 2001 for all the issued ordinary shares of Pinnacle (VRB) Limited)

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU ARE ADVISED TO CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR IF YOU HAVE ANY QUESTIONS REGARDING THIS OFFER.

Name of Offeror:	**VANTECK (VRB) TECHNOLOGY CORP.** ("Vanteck") Suite 1650 - 999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Telephone: (604) 633-4367 Facsimile: (604) 669-1605
Name of Offeree Issuer:	**PINNACLE (VRB) LIMITED** ("Pinnacle") Level 5, 140 Queen Street Melbourne, Victoria 3000, Australia Telephone: 61-3-9691-4700 Facsimile: 61-3-9600-2400
Securities Subject to Bid:	All of the issued ordinary shares of Pinnacle and any ordinary shares of Pinnacle which may be issued pursuant to the exercise of any outstanding share purchase warrants or options. (All of the foregoing ordinary shares herein being referred to collectively as "Pinnacle Ordinary Shares").
Terms of the Offer:	1 Vanteck common share for every 4 Pinnacle Ordinary Shares

Vanteck hereby gives notice that the Expiry Date in its Take Over Bid Circular dated July 30, 2001 as extended by Notices of Variation dated September 7, 2001 and September 21, 2001 has been extended from 4:00pm Pacific Time, October 12, 2001 to 2:00pm Pacific Time, October 18, 2001. Vanteck common shares deliverable pursuant to the Take Over Bid shall be issued and delivered by not later than October 29, 2001. Statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities, do not apply to Pinnacle Ordinary Shares tendered.

Since the July 30, 2001 date of the foregoing Take Over Bid Circular, there have been no material changes in the affairs of Vanteck, save an except as disclosed by news releases dated August 3, 10, 22, 23, 27, 28, 30, September 6, 7 12, 21, 24, 25 and October 4 and 11, 2001, which news releases are hereby incorporated by reference.

THIS NOTICE OF VARIATION AMENDS THE TAKE OVER BID CIRCULAR OF VANTECK DATED JULY 30, 2001 AS AMENDED BY NOTICES OF VARIATION DATED SEPTEMBER 7 and SEPTEMBER 21, 2001 AND ATTACHMENTS THERETO IN ALL RESPECTS AS MAY BE REQUIRED AS A RESULT OF THE FOREGOING VARIATIONS.

Additional copies of this Notice of Variation may be obtained from Vanteck upon request, without charge.

CERTIFICATE OF VANTECK (VRB) TECHNOLOGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: **October 12, 2001**

"Rodney Duncan"
Rodney N. Duncan
Chief Executive Officer, President and Director

"Michael E. Iannacone"
Michael E. Iannacone
Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Rodney Duncan"
Rodney N. Duncan

"Michael E. Iannacone"
Michael E. Iannacone

October 18, 2001

Securities Act *(British Columbia)*

NOTICE OF VARIATION

(of the Takeover Bid Circular of Vanteck (VRB) Technology Corp. dated July 30, 2001, as extended by Notices of Variation dated September 7, 2001, September 21, 2001 and October 12, 2001 for all the issued ordinary shares of Pinnacle (VRB) Limited)

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU ARE ADVISED TO CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR IF YOU HAVE ANY QUESTIONS REGARDING THIS OFFER.

Name of Offeror:	**VANTECK (VRB) TECHNOLOGY CORP.** ("Vanteck") Suite 1650 - 999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Telephone: (604) 633-4367 Facsimile: (604) 669-1605
Name of Offeree Issuer:	**PINNACLE (VRB) LIMITED** ("Pinnacle") Level 5, 140 Queen Street Melbourne, Victoria 3000, Australia Telephone: 61-3-9691-4700 Facsimile: 61-3-9600-2400
Securities Subject to Bid:	All of the issued ordinary shares of Pinnacle and any ordinary shares of Pinnacle which may be issued pursuant to the exercise of any outstanding share purchase warrants or options. (All of the foregoing ordinary shares herein being referred to collectively as "Pinnacle Ordinary Shares").
Terms of the Offer:	1 Vanteck common share for every 4 Pinnacle Ordinary Shares

Vanteck hereby gives notice that the Expiry Date in its Take Over Bid Circular dated July 30, 2001 as extended by Notices of Variation dated September 7, September 21 and October 12, 2001 has been extended from 2:00pm Pacific Time, October 18, 2001 to 2:00pm Pacific Time, October 31, 2001. In addition, reference is made to the Fourth Supplementary Bidder's Statement filed by Vanteck with the Australian securities regulatory authorities, a copy of which is attached to and forms part of this Notice of Variation, and in particular, item 4 thereof "Extension of Bid". As a result, the Vanteck Bid may remain open past October 31, 2001 and if so, will remain open until the time as provided for in item 4 of the Extension of Bid document.

Vanteck common shares deliverable pursuant to the Take Over Bid shall be issued and delivered by not later than 10 days of expiry of the Bid. Statutory rights granted by applicable Canadian securities laws in respect of formal take over bids, including the right to withdraw tendered securities, do not apply to Pinnacle Ordinary Shares tendered.

Since the July 30, 2001 date of the foregoing Take Over Bid Circular, there have been no material changes in the affairs of Vanteck, save an except as disclosed by news releases dated August 3, 10, 22,

23, 27, 28, 30, September 6, 7 12, 21, 24, 25 and October 4, 11, 12, 15 and 18, 2001, which news releases are hereby incorporated by reference.

THIS NOTICE OF VARIATION AMENDS THE TAKE OVER BID CIRCULAR OF VANTECK DATED JULY 30, 2001 AS AMENDED BY NOTICES OF VARIATION DATED SEPTEMBER 7, SEPTEMBER 21 AND OCTOBER 12, 2001 AND ATTACHMENTS THERETO IN ALL RESPECTS AS MAY BE REQUIRED AS A RESULT OF THE FOREGOING VARIATIONS.

Additional copies of this Notice of Variation may be obtained from Vanteck upon request, without charge.

CERTIFICATE OF VANTECK (VRB) TECHNOLOGY CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: **October 18, 2001**

"Rodney Duncan"	*"Michael E. Iannacone"*
Rodney N. Duncan	**Michael E. Iannacone**
Chief Executive Officer, President and Director	Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS

"Rodney Duncan"	*"Michael E. Iannacone"*
Rodney N. Duncan	**Michael E. Iannacone**

Documents filed in Accordance with the TSX Venture Exchange Rules

COPY

FORM 4A

PRIVATE PLACEMENT NOTICE FORM

Re: Vanteck (VRB) Technology Corp. (the "Issuer")

Trading Symbol: VRB

Issued and Outstanding Listed Shares Prior to Private Placement: 38,155,927

Date Price Reservation Form filed (if applicable): July 3, 2002

Date of News Release Announcing the Private Placement: July 8, 2002

---

1. Total amount of funds to be raised: $315,000

2. Description of securities to be issued:

   (a) Class Common

   (b) Number 630,000

   (c) Price per security $0.50

3. If Warrants are to be issued, provide the following information:

   (a) Number 630,000

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants

   630,000

   (c) Exercise price of Warrants $0.50

   (d) Expiry date of Warrants 2 years from closing

4. If Debt Securities are to be issued, provide the following information:

   (a) Aggregate principal amount N/A

   (b) Maturity date N/A

   (c) Interest rate N/A

   (d) Conversion terms N/A

(e) Default provisions N/A

5. Placees - Please complete the following chart for each placee

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

**Name & Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
Sybil S. Greenwood	6,000	Part 5 of MI45-103	14,000	On Closing	P
Rosebud Holdings Ltd.	20,000	Part 5 of MI45-103	379,057	On Closing	P
Vince Sorace	30,000	Part 5 of MI45-103	20,000 Common 100,000 Warrants	On Closing	P
Diane Winters	10,000	Part 5 of MI45-103	24,000	On Closing	P

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥ 20% of the placee.

6. If a Tier 1 Issuer, please disclose the proposed use of proceeds.

If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

Use of Proceeds	Expenditures on Similar Categories in Preceding 12 Months
General Corporate Expenditures $315,000	General Corporate Expenditures $860,414

7. State the estimated working capital on hand as at the preceding month end.

$88,000

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

Pacific International Securities, Robert Cooles

(b) Cash $31,500 Aggregate

(c) Securities

(d) Expiry date of any Agent's Option

(e) Exercise price of any Agent's Option

9. State whether the Sales Agent is a Related Party of the Issuer.

No

10. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

12. State whether the Private Placement will result in a change of control.

No

13. State whether shareholder approval of the Private Placement is required.

No

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

Accredited Investor Exemption – 4 Month Hold Period

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

N/A

COPY

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: Vanteck (VRB) Technology Corp. (the "Issuer").

Trading Symbol: VRB

Date: July 22, 2002

Date of Exchange Conditional Acceptance: July 18, 2002

Total Number and Type of Security: 600,000 Common Shares & 600,000 Common Share Purchase Warrants

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Name & Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
Donald Donis P.O. Box 6817 Fort St. John, BC V1J 4J3	10,000	$0.50	Part 5 of MI45-103	39,500 Common	On Closing	N/A

Ron Baker P.O. Box 283 Charlie Lake, BC V6C 3N1	10,000	$0.50	Part 5 of MI45-103	50,334 Common 100,000 Warrants	On Closing	N/A
Frank Miles P.O. Box 182 Cecil Lake, BC V0C 1G0	14,000	$0.50	Part 5 of MI45-103	39,833 Common	On Closing	N/A
Ross Shemanski 2234 W. Keith Road, North Vancouver, BC V7P 1Z5	70,000	$0.50	Part 5 of MI45-103	35,000 Common	On Closing	N/A
Lynn Shemanski 2234 W. Keith Road, North Vancouver, BC V7P 1Z5	30,000	$0.50	Part 5 of MI45-103	15,000 Common	On Closing	N/A
Victor Yates 5298 4th Avenue Delta, BC V4M 1G7	25,000	$0.50	Part 5 of MI45-103	18,000 Common	On Closing	N/A
Kenneth Ewald 4872 Cambridge Street, Burnaby, BC V5C 1J1	40,000	$0.50	Part 5 of MI45-103	35,000 Common	On Closing	N/A
Patricia Tanaka 1158 Strathaven Drive, North Vancouver, BC V7H 2Z6	10,000	$0.50	Part 5 of MI45-103	20,000 Common	On Closing	N/A
Don Chimko 24 Char Street Kitimat, BC V8G 2K6	20,000	$0.50	Part 5 of MI45-103	101,500 Common 100,000 Warrants	On Closing	N/A
Rose Bud Holdings Ltd. 7140 132nd Street, Surrey, BC V3W 1J5	20,000	$0.50	Part 5 of MI45-103	20,000 Common	On Closing	P
Sybil Greenwood 1562 W. 5th Ave. Vancouver, BC V6J 5H9	6,000	$0.50	Part 5 of MI45-103	14,000 Common	On Closing	P

Mark Yeung 7532 Stirling St. Vancouver, BC V5P 4H8	10,000	$0.50	Part 5 of MI45-103	20,500 Common	On Closing	N/A
Sudden Valley Holdings Ltd. 371 Newdale Crt. N. Vancouver, BC V7N 3H3	25,000	$0.50	Part 5 of MI45-103	5,000 Common 100,000 Warrants	On Closing	N/A
Vince Sorace No. 112 – 1288 Marinaside Crescent, Vancouver, BC V6Z 2W5	30,000	$0.50	Part 5 of MI45-103	20,000 Common 100,000 Warrants	On Closing	N/A
Diane Winters 610 Burley Drive W. Vancouver, BC V7T 1Z5	10,000	$0.50	Part 5 of MI45-103	24,000 Common	On Closing	P
Dennis Ripoli 4236 Triumph Street, Burnay, BC V5C 1Z4	10,000	$0.50	Part 5 of MI45-103	12,000 Common	On Closing	N/A
Sid Hayek 7070 14th Ave. Burnaby, BC V3N 1Z2	10,000	$0.50	Part 5 of MI45-103	20,100 Common	On Closing	N/A
Ron Hayek 6390 Dufferin Ave., Burnaby, BC V5H 3T1	20,000	$0.50	Part 5 of MI45-103	24,000 Common	On Closing	N/A
Valerie Allen 24771 Halnor Ave., Maple Ridge, BC V4R 1J8	10,000	$0.50	Part 5 of MI45-103	3,000 Common	On Closing	N/A
Flora Sorace 7208 Hewitt Str. Burnaby, BC V5A 3M2	10,000	$0.50	Part 5 of MI45-103	22,500 Common	On Closing	N/A
Robert Bosa Jr. 21401 76th Ave. Langley, BC V2Y 2E8	10,000	$0.50	Part 5 of MI45-103	4,800 Common	On Closing	N/A

Dave Dallazanna 1591 Bramble Lane, Coquitlam, BC V3E 2T5	10,000	$0.50	Part 5 of MI45-103	10,000 Common	On Closing	N/A
Jim Bosa 3366 Radcliffe Ave., West Vancouver, BC V7V 1G8	10,000	$0.50	Part 5 of MI45-103	11,000 Common	On Closing	N/A
Peter Jones 4411 W. 2nd Ave. Vancouver, BC V6R 1K6	20,000	$0.50	Part 5 of MI45-103	40,000 Common	On Closing	N/A
John Dunlop 1182 Quebec St., Vancouver, BC V6A 4B2	20,000	$0.50	Part 5 of MI45-103	32,000 Common	On Closing	N/A
Robert Lawe 3 Square Mignot Paris, France 75016	100,000	$0.50	Part 5 of MI45-103	398,500 Common	On Closing	N/A
Joseph Lewis 601 – 655 Moberly Road Richmond, BC V52 4B2	20,000	$0.50	Part 5 of MI45-103	20,000	On Closing	N/A
Jeffrey Kellehan 204 – 4323 Gallant Avenue, N. Vancouver, BC V7G 2C1	10,000	$0.50	Part 5 of MI45-103	66,000	On Closing	N/A
Donald Nicholson 1602 – 1228 West Hastings, Vancouver, BC V6E 4S6	5,000	$0.50	Part 5 of MI45-103	132,000 Common 48,500 Warrants	On Closing	Y
Gavin Cooper 114–1929 W. 3rd Vancouver, BC V6J 1L3	5,000	$0.50	Part 5 of MI45-103	N/A	On Closing	Y

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals? YES

If NO, please explain: ______________________________________

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual. YES

   If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

FORM 1

TSX VENTURE EXCHANGE FORM 4D1

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the TSX Venture Exchange (the "Exchange"). The corporation, trust, portfolio manager or other entity (the "Corporate Placee") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Corporate Placee must notify the Exchange prior to participating in further placements with an Exchange Issuer.

1. Name of Corporate Placee:

   ROSE BUD HOLDINGS LTD

2. Address of Corporate Placees's Head Office:

   #26-7140 132ND ST SURREY BC V3W 1J5

3. Jurisdiction of Incorporation or Creation:

   B.C.

4. If the Corporate Placee will be purchasing securities as principal, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Corporate Placee: ☑

   BILL WHITEHEAD

5. The undersigned acknowledges that they are bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions [See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta)].

6. For Corporate Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as "principal" please check the box and complete the Additional Undertaking and Certification in Form 4D2. ☐

Dated at VANCOUVER on the 12 day of JULY, 2002.

ROSE BUD HOLDINGS LTD.
Name of Purchaser - please print

[signature]
Authorized Signature

PRES / SEC
Official Capacity - please print

BILL WHITEHEAD
Please print name of individual whose signature appear above, if different from name of purchaser printed above

FORM 1

TSX VENTURE EXCHANGE FORM 4D1

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the TSX Venture Exchange (the "Exchange"). The corporation, trust, portfolio manager or other entity (the "Corporate Placee") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Corporate Placee must notify the Exchange prior to participating in further placements with an Exchange Issuer.

1. Name of Corporate Placee:

   SUDDEN VALLEY HOLDINGS LTD.

2. Address of Corporate Placees's Head Office:

   371 NEWDALE CRT. N.V. V7N 3H3

3. Jurisdiction of Incorporation or Creation:

   BRITISH COLUMBIA

4. If the Corporate Placee will be purchasing securities as principal, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Corporate Placee: ☑

   JAMES E. YATES

5. The undersigned acknowledges that they are bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions [See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta)].

6. For Corporate Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as "principal" please check the box and complete the Additional Undertaking and Certification in Form 4D2. ☐

Dated at Vancouver on the 9 day of July, 2002.

SUDDEN VALLEY HOLDINGS LTD.
Name of Purchaser - please print

[signature]
Authorized Signature

PRESIDENT
Official Capacity - please print

JAMES E. YATES
Please print name of individual whose signature appear above, if different from name of purchaser printed above

COPY

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: Vanteck (VRB) Technology Corp.(the "Issuer").

Trading Symbol: VRB

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated July 22, 2002

Gavin Cooper

Signature

Chief Financial Officer

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: Vanteck (VRB) Technology Corp. (the "Issuer").

1. New Options Proposed for Acceptance:

Date of Grant: August 26, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Donald Nicholson	Director	Yes	750,000	.30	Aug. 26, 2007	N/A
Gavin Cooper	Employee	Yes	600,000	.30	Aug. 26, 2007	N/A
Telepower Australia	Management Company	No	150,000	.30	Aug. 26, 2007	N/A
Jay Sujir	Consultant	No	150,000	.30	Aug. 26, 2007	N/A
Susan Wilson	Employee	No	100,000	.30	Aug. 26, 2007	N/A

Total Number of optioned shares proposed for acceptance: 1,750,000

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

3. Other Presently Outstanding Options:
(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date

R. John Fraser	680,000	.50	May 9, 2000	May 9, 2005
Peter Stedwell	340,000	.50	May 9, 2000	October 29, 2002
John Hawkins	130,000	.50	May 9, 2000	May 9, 2005

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

1,750,000

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held.

Not applicable

(b) If applicable, state the date of the news release announcing the grant of options.

Not applicable

(c) State the total issued and outstanding share capital at the date of grant or amendment.

38,715,927

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

7%.

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

Not applicable

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

$0.50

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.

Not applicable

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: Vanteck (VRB) Technology Corp. (the "Issuer").

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated: August 28, 2002

GAVIN COOPER
Name of Director or Senior Officer

[signature]
Signature

CHIEF FINANCIAL OFFICER
Official Capacity

FORM 4J

CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: Vanteck (VRB) Technology Corp. (the "Issuer").

Telepower Australia (the "Option Holder") certifies that all shares of the Option Holder are owned by Persons eligible to be granted incentive stock options, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or
2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated: August 28, 2002

Telepower Australia

Authorized signatory

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: Vanteck (VRB) Technology Corp. (the "Issuer").

1. New Options Proposed for Acceptance:

Date of Grant: September 26, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Donald Nicholson	Director	Yes	250,000	.21	Sep. 26, 2007	750,000
R. John Fraser	Director	Yes	250,000	.21	Sep. 26, 2007	N/A
John Hawkins	Consultant	No	75,000	.21	Sep. 26, 2007	N/A

Total Number of optioned shares proposed for acceptance: 575,000

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

3. Other Presently Outstanding Options:

(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
R. John Fraser	680,000	.50	May 9, 2000	May 9, 2005
Peter Stedwell	340,000	.50	May 9, 2000	October 29, 2002

John Hawkins	130,000	.50	May 9, 2000	May 9, 2005
Don Nicholson	750,000	.30	Aug. 26, 2002	Aug. 26, 2007
Gavin Cooper	600,000	.30	Aug. 26, 2002	Aug. 26, 2007
Telepower Australia	150,000	.30	Aug. 26, 2002	Aug. 26, 2007
Jay Sujir	150,000	.30	Aug. 26, 2002	Aug. 26, 2007
Susan Wilson	100,000	.30	Aug. 26, 2002	Aug. 26, 2007

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

3,475,000.

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held.

Not applicable

(b) If applicable, state the date of the news release announcing the grant of options.

Not applicable

(c) State the total issued and outstanding share capital at the date of grant or amendment.

39,114,927

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

9%

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

Not applicable

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

$0.50

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain

why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.

Not applicable

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: Vanteck (VRB) Technology Corp. (the "Issuer").

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated: September 27, 2002

Name of Director or Senior Officer

Signature

CHIEF FINANCIAL OFFICER
Official Capacity

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

September 11, 2002

TSX Venture Exchange
Vancouver Office
P.O. Box 11633
#2700, 650 West Georgia St.
Vancouver, BC
V6B 4N9

Dear Sirs:

Re: Vanteck (VRB) Technology Corp.

Please find enclosed for filing copies of the following:

1) Employment Agreement for Donald Nicholson, President and CEO, Vanteck (VRB) Technology Corp.; and

2) Employment Agreement for Gavin Cooper, Chief Financial Officer, Vanteck (VRB) Technology Corp.

Please do not hesitate to contact me should you require further information.

Yours truly,

COPY

Susan L. Wilson,
Administrator

MANAGEMENT AGREEMENT

THIS AGREEMENT is effective and dated as of February 11, 2002.

BETWEEN:

VANTECK (VRB) TECHNOLOGY CORP., a Company duly incorporated pursuant to the Canada Business Corporations Act and having an office at 1650-999 West Hastings Street, Vancouver, BC, V6C 2W2

(hereinafter called the "Company")

OF THE FIRST PART

AND:

DONALD NICHOLSON, of 104-1525 Bellevue Ave., West Vancouver, BC V7V 1A6

(hereinafter called the "Manager")

OF THE SECOND PART

WHEREAS:

A. The Company is engaged in the commercialization of the Vanadium Redox Battery ("VRB")/ Vanadium Energy Storage System ("VESS");

B. The Company wishes to retain the Manager to provide certain services to the Company;

C. The Manager wishes to provide management services to the Company ;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties mutually covenant and agree as follows:

1. **DUTIES**

1.1 The Manager agrees to act as a Director of the Company and to accept the initial position of Chief Operating Officer.

1.2 The Manager will provide general Company administration and control pursuant to the terms and conditions of this Agreement:

1.3 The Manager will provide the following services to the Company:

(a) administration of the day to day affairs of the Company and any subsidiary;

(b) participation in the negotiation and conclusion of contracts for the sale of VRB/VESS systems;

(c) negotiation and conclusion of future financings of the Company as required from time to time to carry out Company business;

(d) liaison with the Company's auditors, accountants, lawyers and joint venture partners;

(e) supervision of technical and administrative personnel;

(f) liaison with the Company's Joint Venture Partners;

(g) liaison with the Company's component suppliers;

(h) co-ordination of the dissemination of news of the Company to the public and shareholders of the Company; and

(i) Any other management duties that fit within the objectives of the Company as required by the Board of Directors of the Company.

1.4 During the continuance of this Agreement, the Manager agrees to devote full time, energy and skill to the business of the Company, and to any subsidiary of the Company, for the performance of the said services faithfully, diligently, to the best of his abilities and in the best interests of the Company.

1.5 The term "subsidiary" as used herein means any company or companies of which more than fifty percent (50%) of the outstanding shares carrying votes at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such company or companies) are for the time being owned by or held for the Company and/or any other company in like relation to the Company and includes any company in like relation to the subsidiary.

1.6 The term of this Agreement will be one (1) year commencing on February 11, 2002.

1.7 Provided that the Manager is not in default hereunder, this Agreement will automatically renew for a further one (1) year term, and will successively renew for further one (1) year terms, unless the Manager or the Company gives the other party written notice of non-renewal at least sixty (60) days prior to the end of the current term, in which case it will terminate at the end of the current term.

1.8 For the Manager's services provided under this Agreement, the Company shall pay to the Manager (or a designated management Company) a fee of **C$10,000 per month**.

2. **GENERAL TERMS:**

2.1 Working Facilities.

The Company, at its expense will provide such office space, office equipment, secretarial assistance and other such facilities, equipment and services as the Company determines to be needed for the performance by the Manager of the duties detailed in this Agreement.

2.2 Reimbursement of Expenses.

The Manager will be entitled to be reimbursed for all reasonable and necessary expenses incurred by the Manager in the performance of the duties of employment detailed in this Agreement and in accordance with the policies of the Company.

As a condition of any such reimbursement, the Manager will submit written or printed verification of the nature and amount of such expenses in accordance with any reimbursement policy that may be adopted by the Company from time to time.

2.3 Fringe Benefits

The Manager will have the same rights as other employees to participate in any fringe benefit programs (including but not restricted to pension and retirement plans, medical insurance, life insurance) in accordance with any fringe benefits policy that may be adopted from time to time by the Company.

2.4 Vacation.

The Manager will receive four weeks paid vacation per year. This period may be increased by any change in vacation policy of the Company as may be approved by the Board of Directors from time to time.

2.5 Within thirty days of the signing of this Agreement the Company agrees to issue the Manager with 150,000 options to purchase shares in the Company, exercisable at $1.10 on or before 1 February, 2005. Further options may be issued as determined by the Board of Directors from time to time.

3. <u>RESTRICTIONS ON THE MANAGER</u>

The Manager agrees to comply with all of the restrictions set out below during the term of this agreement and for a period of two years after the expiration or termination of this Agreement.

3.1. The Manager will not engage in any business that reasonably may detract from, compete with, or conflict with his duties to the Company without the consent of the Board of Directors. The Company acknowledges that the Manager currently provides consulting services to other companies as outlined in Schedule A to this Agreement. The Manager undertakes to complete any outstanding assignments by 30 June, 2002, and not to accept any new assignments without the explicit prior approval of the directors of the Company.

3.2 The Manager will not, except as authorized or required by his duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company, or of its subsidiaries, which may come to his knowledge during the term of this Agreement and will keep in complete secrecy all confidential information entrusted to him and will not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company or may be likely so to do. This restriction will cease to apply to information

or knowledge that may come into the public domain other than through a breach of this Agreement.

3.3 The Manager agrees that, because of the confidential and sensitive nature of the technical data and non-technical data related to technical and business information ("Proprietary Information") and the access to and special knowledge of the affairs of the Company that, the Manager will have as a result of the Manager's relationship with the Company the Manager will not (except with the prior consent of the Company, which consent may be withheld in the Company's sole discretion) engage in, as a director, officer, principal, partner, consultant or executive or managerial employee, or in any other capacity provide any services or perform any duties or responsibilities for any business or enterprise that competes with the business of the Company either directly or indirectly, on the Manager's own behalf or on behalf of others, substantially similar to those undertaken by the Manager for the Company.

3.4 The Manager will not, either directly or indirectly, on the Manager's own behalf or on behalf of others, solicit, divert or hire away, or attempt to solicit, divert, or hire away, any person employed by the Company or any Affiliate of the Company or any independent contractor of the Company whether or not such person's employment with the Company is full-time or part-time, and whether or not pursuant to written agreement for a determined period or at will.

The Company and the Manager agree that these covenants are fair and reasonably required to protect the interest of the Company. The Manager acknowledges that, since the Company's enterprise is relatively unique, the Manager's livelihood has not been and will not be dependent on employment in the Business of the Company and that these covenants do not materially affect the Manager's ability to obtain other employment.

4. **REPORTING BY THE MANAGER**

4.1 At least once in every month, the Manager will provide to the directors of the Company such information concerning the Company's businesses and activities for the previous month as the directors may reasonably require.

5. **TERMINATION**

5.1 This Agreement may be terminated by either party without notice or damages sought if at any time:

(a) the other party commits a material breach of a provision of this Agreement;

(b) the other party is unable or unwilling to perform the duties under this Agreement;

(c) the other party commits fraud or serious neglect or misconduct in the discharge of its or his duties hereunder or under the law;

(d) the other party becomes bankrupt or makes any arrangement or compromise with its or his creditors;

(e) any act by the Manager of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company and Affiliate of the Company or a customer of the Company.

(f) the use of illegal drugs or the habitual and disabling use of alcohol or drugs by the Manager.

(g) any threatened or actual attempt by the Manager to secure any personal profit in connection with the business of the Company or its corporate opportunities;

(h) any act by the Manager which is materially injurious to the Company or its business or that of any Affiliate of the Company; and

(i) the failure of the Manager to devote adequate time to the Company's business, or conduct by the Manager amounting to insubordination or inattention to, or substandard performance of the duties and responsibilities of the manager under this Agreement, which failure or conduct remains uncured after the expiration of ten days following the delivery of written notice of such failure or conduct to the Manager by the Company.

The Manager's employment under this Agreement may also be terminated upon the occurrence of any of the following events;

(a) the death or the inability of the Manager to perform the duties required under this Agreement for a period of 60 consecutive days as certified by a medical practitioner acceptable to the parties;

(b) the Company's election to terminate the Manager under one or more of clauses 5.1(a) to 5.1(i);

(c) the mutual agreement by the Manager and the Company to terminate the Manager's employment under this Agreement;

(d) The Manager's election to terminate the Manager's employment under this Agreement provided that the Manager gives the Company at least 60 days prior written notice of the Manager's intent to terminate; or

(e) The Company's election to terminate the Manager's employment under this Agreement without cause, provided that the Company gives the Manager prior written notice, equal to the greater of eight weeks or 4 weeks per year of completed service, of the Company's intent to terminate or reasonable compensation in lieu of notice.

A decision by the Company to terminate the Manager's employment under clause (b) or clause (e) may only be taken by the Company with the approval of the Board of Directors of the Company.

5.2 Return of Property

On termination of this Agreement for any reason or cause, the Manager shall return to the Company property used by the Manager in the performance of the Manager's duties and all other property belonging to the Company in the Manager's possession or control.

6. **APPROVAL**

6.1 This Agreement is subject to the approval of the Company's Board of Directors and further subject to the approval of the Canadian Venture Exchange and any further regulatory authority, as may be necessary.

7. **ASSIGNMENT**

7.1 This Agreement may not be assigned by either party except with the written consent of the other party.

8. **OWNERSHIP OF PROPRIETARY INFORMATION**

8.1 The Manager acknowledges and agrees that all Proprietary Information, and all physical embodiments of Proprietary Information, are confidential to and will be and remain the sole and exclusive property of the company. Upon request by the Company and in any event upon termination of the Manager's employment with the Company for any reason, the Manager will promptly deliver to the company all property belonging to the Company including, without limitation, all Proprietary Information (and all embodiments of Proprietary Information) then in the custody, control or possession of the Manager.

9. **GENERAL**

9.1 Time will be of the essence of this Agreement.

9.2 The parties will from time to time after the execution of this Agreement make, do, execute of cause or permit to be made, done or executed all such further and other acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

9.3 This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

9.4 The following rules will be applied in interpreting this Agreement:

(a) this Agreement will enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns;

(b) any reference to the Company or the Manager will include their heirs, executors, administrators, successors and assigns;

(c) if any provision of this Agreement or any part of it is found or determined to be invalid such provision will be severable from this Agreement and the remainder of this Agreement will be construed as if such invalid provision or part had been deleted form this Agreement; and

(d) this Agreement and all matters arising under it will be governed by the laws of British Columbia.

9.5 Any notice, direction or instrument required or permitted to be given hereunder will be given in writing and be mailed, postage prepaid or delivered by one party to the other at the addresses on page one. Any notice, direction or other instrument if delivered will be deemed to be given or made on the day on which it was delivered or mailed, will be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there should be a postal strike, slow down or other labour dispute which might affect the delivery of such notice though the mail between the time of mailing and the actual receipt of notice then such notice will only be effective if actually delivered. Any party may, from time to time, give notice of any change of its respective address and, in such event, the address of such party will be deemed to be changed accordingly.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

VANTECK (VRB) TECHNOLOGY CORP.

Per: ______________________
Authorized Signatory

SIGNED, SEALED AND DELIVERED by
DONALD NICHOLSON in the presence of:

Gavin Cooper
Name

1645 - 701 West Georgia St
Address Vancouver BC

C.F.O.
Occupation

____
DONALD NICHOLSON

SCHEDULE "A" TO THE MANAGEMENT AGREEMENT

The Company acknowledges that the existing commitments and activities of the Manager include:

1. Director of Topper Resources Inc.
2. Director of First Star Innovations Inc.
3. Director of MTI Holdings Ltd.
4. Consultant to Pan Asia Mining Corp.

EMPLOYMENT AGREEMENT

THIS AGREEMENT is effective and dated as of April 1, 2002

BETWEEN:

VANTECK (VRB) TECHNOLOGY CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 1645-701 West Georgia Street, Vancouver, BC, V7Y 1C6

(hereinafter called the "Company")

OF THE FIRST PART

AND:

GAVIN COOPER of 114-1929 West 3rd Ave. Vancouver, BC V7J 1L3

(herein after called the "Employee")

OF THE SECOND PART

WHEREAS:

A. The Company is engaged in the commercialization of the Vanadium Redox Battery (VRB)/ Vanadium Energy Storage System (VESS);

B. The Company wishes to retain the Employee to provide certain services to the Company, and therefore enters into this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties mutually covenant and agree as follows:

1. **DUTIES**

1.1 The Employee has been hired to fulfill the role of Chief Financial Officer of the Company and will provide all related services, including but not limited to financial reporting, maintenance of financial systems and controls, liaison with the Company's auditors, accountants, lawyers and joint venture partners, negotiations and liaisons with the company's suppliers and contractors, general Company administration and control pursuant to the terms and conditions of this Agreement:

1.2 The employee will also carry out such other duties and tasks reasonably requested of him by the President of the Company.

1.3 The Employee will, during the continuance of this Agreement, devote sufficient time to the business of the Company, and to any subsidiary of the Company, for the performance of the said services faithfully, diligently, to the best of his abilities and in the best interests of the Company.

1.4 The term subsidiary as used herein means any company or companies of which more than fifty percent (50%) of the outstanding shares carrying votes at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such company or companies) are for the time being owned by or held for the Company and/or any other company in like relation to the Company and includes any company in like relation to the subsidiary.

1.5 The term of this Agreement will be one (1) year commencing on April 1, 2002.

1.6 Provided that the Employee is not in default hereunder, this Agreement will automatically renew for a further one (1) year term, and will successively renew for further one (1) year terms, unless the Employee or the Company gives the other party sixty (60) days notice of non-renewal, in which case it will terminate.

1.7 For the Employee's services provided under this Agreement, the Company shall pay to the Employee (or a designated management company) a initial fee of $10,000 a month and reimbursement for all expenses incurred in the course of performing the services.

1.8 The Employee will be granted such number of options to purchase shares in the Company as may be considered reasonable for the position that he occupies in the Company.

1.9 Notwithstanding Clause 1.7, the fee and expenses reimbursement will be renegotiated in good faith, employing industry parameters, not later than upon each anniversary of this Agreement if notice is given by either party to the other thirty (30) days prior to such anniversary of this Agreement that renegotiation is desired. If agreement or a new formula cannot be reached, then the matter will be determined by binding arbitration in accordance with the *Commercial Arbitration Act* of British Columbia.

2. RESTRICTIONS ON THE EMPLOYEE

2.1 The Employee will not engage in any business that reasonably may detract from, compete with, or conflict with his duties to the Company without the consent of the Board of Directors. The Company acknowledges that the Employee currently provides consulting services to other companies as outlined in Schedule A to this Agreement. The Employee undertakes to complete any outstanding assignments, and not to accept any new assignments without the explicit approval of the President of the Company.

2.2 The Employee will not, except as authorized or required by his duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company, or of its subsidiaries, which may come to his knowledge during the term of this Agreement and will keep in complete secrecy all confidential information

entrusted to him and will not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company's business or may be likely so to do. This restriction will continue to apply after the termination of this Agreement without limit in point of time but will cease to apply to information or knowledge that may come into the public domain.

3. **REPORTING BY THE EMPLOYEE**

3.1 At least once in every month, the Employee will provide to the President of the Company such information concerning the Company's businesses and activities for the previous month as the President may reasonably require.

4. **TERMINATION**

4.1 This Agreement may be terminated by either party without notice and damages sought if at any time:

(a) the other party commits a material breach of a provision of this Agreement;

(b) the other party is unable or unwilling to perform the duties under this Agreement;

(c) the other party commits fraud or serious neglect or misconduct in the discharge of its or his duties hereunder or under the law; or

(d) the other party becomes bankrupt or makes any arrangement or compromise with its or his creditors.

5. **APPROVAL**

5.1 This Agreement is subject to the approval of the Company's Board of Directors and any regulatory authority, as may be necessary.

6. **ASSIGNMENT**

6.1 This Agreement may not be assigned by either party except with the written consent of the other party.

7. **GENERAL**

7.1 Time will be of the essence of this Agreement.

7.2 The parties will from time to time after the execution of this Agreement make, do, execute of cause or permit to be made, done or executed all such further and other acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

7.3 This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

7.4 The following rules will be applied in interpreting this Agreement:

(a) this Agreement will enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns;

(b) any reference to the Company or the Employee will include their heirs, executors, administrators, successors and assigns;

(c) if any provision of this Agreement or any part of it is found or determined to be invalid such provision will be severable from this Agreement and the remainder of this Agreement will be construed as if such invalid provision or part had been deleted form this Agreement; and

(d) this Agreement and all matters arising under it will be governed by the laws of British Columbia.

7.5 Any notice, direction or instrument required or permitted to be given hereunder will be given in writing and be mailed, postage prepaid or delivered by one party to the other at the addresses on page one. Any notice, direction or other instrument if delivered will be deemed to be given or made on the day on which it was delivered or mailed, will be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there should be a postal strike, slow down or other labour dispute which might affect the delivery of such notice though the mail between the time of mailing and the actual receipt of notice then such notice will only be effective if actually delivered. Any party may, from time to time, give notice of any change of its respective address and, in such event, the address of such party will be deemed to be changed accordingly.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

VANTECK (VRB) TECHNOLOGY CORP.

Per: ______________________
Authorized Signatory

SIGNED by **GAVIN COOPER** in the presence of:

____
Name

____
Address

____
Occupation

____
GAVIN COOPER